Filed pursuant to Rule 424(b)(3)
Registration No. 333-163207

CELSIUS HOLDINGS, INC.

900,000 Units
Each Unit Consisting of
Four Shares of Common Stock and
One Warrant to Purchase One Share of Common Stock

We are offering 900,000 units, each of which consists of four shares of our common stock, par value $.001 per share, and one warrant to purchase one share of our common stock at an exercise price of $5.32, during the three-year period commencing on the date of this prospectus. The offering price is $16.125 per unit. The common stock and the warrants are transferable separately immediately upon issuance.

Our common stock is traded on the over-the-counter Bulletin Board (OTC Bulletin Board) market under the symbol “CSUH.” The last reported sales price of our common stock on the OTC Bulletin Board on February 8, 2010, was $4.60 per share. Upon consummation of this offering, our common stock and warrants will be separately listed on the Nasdaq Capital Market under the symbols “CELH” and “CELHW,” respectively. The units will not publicly trade.

Investing in our securities involves significant risks which are described in the section captioned “Risk Factors” beginning on page 6 of this prospectus.

	Per Unit	Total
Public offering price	$16.125	$14,512,500
Underwriting discount(1)	$1.129	$1,015,875
Proceeds to us, before expenses	$14.996	$13,496,625

(1)	The underwriting discount will be 7% of the public offering price per unit. Does not reflect additional compensation to the underwriters in the form of an option to purchase 18,000 units. See “Underwriting.”

The underwriters have an option to purchase up to 135,000 additional units (an amount equal to up to 15% of the units sold in the offering) from us to cover over-allotments within 45 days of the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann & Co. Inc. Sole Bookrunning Manager	Maxim Group LLC

The Date of this Prospectus is February 9, 2010

Celsius® and MetaPlus® are registered trademarks of Celsius Holdings, Inc. This prospectus also contains trademarks held by other companies.

Claims about our Celsius® beverage products have not been evaluated by the U.S. Food and Drug Administration. Our products are not intended to diagnose, treat, cure or prevent any disease.

Our website is at www.celsius.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included as a textual reference only.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements and the related notes. As used throughout this prospectus, the terms “we,” “us,” “our” and “our company” refer to Celsius Holdings, Inc., and all of its subsidiaries. Unless otherwise noted, all share and per share data in this prospectus gives effect to the 1-for-20 reverse stock split of our common stock implemented on December 23, 2009, which converted each block of 20 shares of the common stock issued and outstanding as of the close of business on December 23, 2009 into one share of common stock. For more information about our reverse stock split, see “— Reverse Stock Split” below. Unless otherwise noted, all share and per share data is also adjusted for the conversion of our Series B preferred stock into common stock on December 23, 2009. See “— Conversion of Series B Preferred Stock” below.

About Our Company

We are engaged in the development, marketing, sale and distribution of “functional” calorie-burning beverages under the Celsius® brand name. According to multiple clinical studies we have had performed for us, a single serving (12 ounce can) of Celsius® burns up to 100 calories by increasing a consumer’s metabolism an average of 12% and providing sustained energy for up to a three-hour period.

We seek to combine nutritional science with mainstream beverages by using our proprietary thermogenic (calorie-burning) MetaPlus® formulation, while fostering the goal of healthier everyday refreshment by making our products as natural as possible without the artificial preservatives, colors and flavors often found in many energy drinks and sodas. Celsius® has no artificial preservatives, aspartame or high fructose corn syrup and is very low in sodium. Celsius® includes good-for-you ingredients and supplements such as green tea (EGCG), ginger, calcium, chromium, B vitamins and vitamin C. Celsius is sweetened with sucralose, a sugar-derived sweetener that is found in Splenda®, which makes our beverages low-calorie and suitable for consumers whose sugar intake is restricted.

We currently offer Celsius in seven flavors, lemon-lime, ginger ale, cola, orange and wild berry (which are carbonated) and non-carbonated green tea raspberry-acai and green tea peach-mango. Our beverages are sold in 12 ounce cans, although we have recently begun to market the active ingredients in powdered form in individual On-The-Go packets.

We have undertaken significant marketing efforts aimed at building brand awareness, including a recently launched nationwide marketing campaign focused on television, radio, on-line and magazine advertising. We intend to launch an on-line campaign with viral marketing, as soon as our testing phase is completed. We also undertake various promotions at the retail level such as coupons and other discounts. We have recently engaged Mario Lopez, a well-known television personality, to be our national celebrity spokesperson.

In the past, we mainly sold and distributed our products through our network of independent direct-to-store (DSD) distributors. We now focus to a larger extent on national and regional retail accounts through a direct-to-retail (DTR) marketing strategy.

Our DSD distributor network is primarily concentrated in Florida, Atlanta, Michigan, New England, Ohio and Texas. Through our DSD distributor network, Celsius® is now available in various major retail chains, including Hannafords, Shaw’s, Tedeschi, Wegmans and Xtra Mart (Northeast), CVS (New England), Sweetbay (Florida) and HEB (Texas).

Our DTR marketing strategy focuses on sales made directly or with the assistance of brokers to national and regional supermarkets, convenience stores, drug stores, nutrition stores, mass merchants and club warehouses. As of the date of this prospectus, we have DTR relationships with and are rolling out Celsius® products into Vitamin Shoppe, GNC, Supervalu, Duane Reade, Albertsons, Rite-Aid and 7 – 11 stores, among others. We made a test shipment in December 2009 to 285 Costco stores, and if successful, we plan to make a full launch into all 404 of their stores in the United States and Puerto Rico in March 2010. We also have recently commenced shipping to Walgreen’s and CVS on a national basis, covering approximately 14,000 stores in total. Other retailers who became DTR customers during the fourth quarter of 2009 include Giant,

Stop & Shop, Shoprite and Winn Dixie. The DTR channel, which we believe affords us broader geographic distribution and increased brand awareness, has contributed to an increasing percentage of our sales growth and is expected to be the primary channel for our future sales growth.

We do not directly manufacture our beverages, but instead outsource the manufacturing process to established third-party co-packers. We do, however, generally provide our co-packers with flavors, ingredient blends, cans, packaging and other raw materials for our beverages.

Our growth strategy is to increase our share of the functional beverage market by:

•	increasing brand awareness and emphasizing our combination of nutritional science and healthier refreshment through print, broadcast, billboard and online marketing;:
•	expanding sales and marketing efforts with a view to increasing the geographic markets in which Celsius® is available, particularly through additional penetration of the DTR sales channel;
•	extending our functional beverage product line to offer additional flavors of Celsius®;
•	exploiting our MetaPlus® thermogenic formulation to develop, market, sell and distribute complementary products; and
•	expanding distribution of our products internationally either directly or through licensing agreements with third parties.

We were incorporated in Nevada on April 26, 2005. On January 26, 2007, we acquired the Celsius® beverage business of Elite FX, Inc., a Florida corporation engaged in the development of functional beverages since 2004, and subsequently changed our name to Celsius Holdings, Inc.

Our principal executive offices are located at 140 N.E. 4th Avenue, Delray Beach, Florida 33483. Our telephone number is (561) 276-2239 and our website is www.celsius.com. The information accessible through our website does not constitute part of this prospectus.

Reverse Stock Split

On December 23, 2009, we implemented a reverse stock split in which of all the issued and outstanding shares of our common stock as of the close of business on such date were combined and reconstituted as a smaller number of shares of common stock in a ratio of one share of common stock for every 20 shares of common stock. We rounded up any fractional shares of new common stock issuable in connection with the reverse stock split. Our authorized shares of capital were reduced proportionately from 1,000,000,000 to 50,000,000 shares of common stock and from 50,000,000 to 2,500,000 shares of preferred stock. Unless otherwise noted, all share and per share data in this prospectus is adjusted to give effect to the reverse stock split.

Conversion of Series B Preferred Stock

Effective on December 23, 2009, CDS Ventures of South Florida, LLC, our principal shareholder, converted all the outstanding shares of our Series B preferred stock (including shares issuable in payment of accrued dividends) into common stock. Based on the conversion price of $1.00 in effect on the conversion date, 4,343,000 shares of our common stock were issued. Unless otherwise noted, all share and per share data in this prospectus is adjusted to give effect to the conversion of our Series B preferred stock into common stock.

THE OFFERING

Units Offered
900,000 Units, each comprised of four shares of common stock and one warrant. The offering price is $16.125 per unit.
Common stock:

Common stock outstanding (as of February 5, 2010)
12,029,519 shares
Common stock included in units
3,600,000 shares
Common stock issuable upon exercise of warrants included in units
900,000 shares
Common stock to be outstanding after this offering
15,629,519 shares
Warrants:

Warrants included in units
900,000
Warrant exercise price and term
Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.32, during the three year period commencing on the date of this prospectus.
Use of proceeds
Assuming no exercise of the underwriters’ over-allotment option, we will receive net proceeds of approximately $13.1 million from our sale of units in this offering, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use these proceeds as follows: (i) approximately $9,000,000 for 2010 marketing efforts; (ii) approximately $500,000 for new product development; and (iii) the remaining proceeds of approximately $3,600,000 for general corporate purposes, including working capital. Any proceeds obtained upon exercise of the over-allotment option will be used to prepay a portion of the convertible note outstanding to CDS Ventures of South Florida, LLC. Any proceeds from the exercise of warrants will be used for working capital.
Dividend policy
We do not anticipate paying cash dividends on our common stock for the foreseeable future.
Risk factors
You should read the section captioned “Risk Factors” for a discussion of factors you should consider carefully before deciding whether to purchase shares of our common stock.
Trading
Our common stock is currently traded the OTC Bulletin Board under the symbol “CSUH.” Upon completion of this offering, our common stock and warrants will be listed on the Nasdaq Capital Market under the symbols “CELH” and “CELHW”, respectively.

The information above regarding the number of shares of common stock offered and the number of shares of common stock to be outstanding after this offering does not include:

•	1,179,201 shares of common stock issuable upon the exercise of outstanding stock options;

•	403,750 shares of common stock issuable upon the exercise of outstanding warrants;
•	792,599 shares of common stock available for issuance upon conversion of our outstanding convertible promissory notes;
•	2,063,125 shares of common stock available for issuance upon conversion of our issued and outstanding Series A preferred stock;
•	900,000 shares of common stock issuable upon the exercise of the warrants included in the units;
•	72,000 shares of common stock issuable upon exercise of the underwriters’ unit purchase option, or the 18,000 shares underlying the warrants included therein; or
•	exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL INFORMATION

The following summary financial information is derived from our consolidated financial statements, together with adjusted information which reflects the receipt of the net proceeds from this offering. This summary financial information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

Statements of Operations:

	For Year Ended December 31,		For the Nine Months Ended September 30,
	2008	2007	2009	2008
			(Unaudited)	(Unaudited)
Revenue	$2,589,887	$1,644,780	$3,480,475	$1,968,975
Total Operating Expenses	5,676,695	4,155,197	6,723,130	4,232,572
Net Loss	$(5,261,600)	$(3,725,841)	$(5,335,829)	$(3,942,488)

Balance Sheet:

	As of December 31,		As of September 30,
	2008	2007	2009	2009(1)
			(Unaudited)	(As Adjusted)
Cash	$1,040,633	$257,482	$647,598	$13,744,223
Total Assets	2,202,769	2,533,130	3,251,675	16,348,300
Total Liabilities	2,191,542	4,137,882	5,573,184	5,573,184
Stockholders’ Equity (Deficiency)	$11,227	$(1,604,752)	$(2,321,509)	$10,775,116

(1)	Gives effect to the sale of units by us in this offering at an offering price of $16.125 per unit, after deducting discounts and estimated offering expenses to be paid by us.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our securities. If any of the events anticipated by the risks described below occur, our results of operations and financial conditions could be adversely affected which could result in a decline in the market price of our securities, causing you to lose all of part of your investment.

Risk Factors Relating to Our Business

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future.

The Company was incorporated in the State of Nevada on April 26, 2005 under the name “Vector Ventures Corp” and did not have any business operations until we acquired Elite FX, Inc., a Florida corporation, by reverse merger in January 2007. It is difficult to evaluate our business future and prospects as we are a young company with a limited operating history. Our future operating results will depend on many factors, both in and out of our control, including the ability to increase and sustain demand for and acceptance of our products, the level of our competition, and our ability to attract and maintain key management and employees.

Elite FX, Inc. incurred operating losses from its inception in 2004 to our acquisition in January 2007. We have incurred losses since the acquisition and launching our own commercial operations. We have yet to establish any history of profitable operations. We have incurred an operating loss during the first nine months ending September 30, 2009 of $5.2 million. As a result, at September 30, 2009, we had an accumulated deficit of $16.7 million. Our revenues have not been sufficient to sustain our operations. We expect that our revenues will not be sufficient to sustain our operations for the foreseeable future. Our profitability will require the successful commercialization of our current Celsius® product line and any future products we develop. No assurances can be given when this will occur or that we will ever be profitable.

We may require additional capital in the future, which may not be available on favorable terms or at all.

We believe that the net proceeds of this offering, together with anticipated revenues from operations, will enable us to fund our operations and business plan for the next 18 months or until we become cash flow positive. However, there is no assurance that our assumptions as to our company’s capital needs will be correct and that we will not need to raise additional financing either after or prior to the end of such 18 month period or until we become cash flow positive. We anticipate that any such additional funds would be raised through equity or debt financings. In addition, we may enter into one or more revolving credit facilities or term loan facilities with one or more syndicates of lenders. It is possible that equity or debt financing will not be available to when we seek it. Such equity or debt financing, if available, may be on terms that are not favorable to us. Even if we are able to raise capital through equity or debt financings, the interest of existing shareholders in our company may be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common stock or may otherwise materially and adversely affect the holdings or rights of our existing shareholders. If we cannot obtain adequate capital when needed on reasonable terms, we may not be able to fully implement our business plan, and our business, results of operations and financial condition would be adversely affected.

We rely on third party co-packers to manufacture our products. If we are unable to maintain good relationships with our co-packers and/or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.

We do not directly manufacture our products, but instead outsource such manufacturing to established third party co-packers. These third party co-packers may not be able to fulfill our demand as it arises, could begin to charge rates that make using their services cost inefficient or may simply not be able to or willing to provide their services to us on a timely basis or at all. In the event of any disruption or delay, whether caused by a rift in our relationship or the inability of our co-packers to manufacture our products as required, we would need to secure the services of alternative co-packers. We may be unable to procure alternative packing facilities at commercially reasonable rates and/or within a reasonably short time period and any such transition could be costly. In such case, our business, financial condition and results of operations would be adversely affected.

We rely on distributors to distribute our products in the DSD sales channel. If we are unable to secure such distributors and/or we are unable to maintain good relationships with our existing distributors, our business could suffer.

We distribute Celsius® in the DSD sales channel by entering into agreements with direct-to-store delivery distributors having established sales, marketing and distribution organizations. Many of our distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If Celsius® proves to be less attractive to our distributors and/or if we fail to attract distributors, and/or our distributors do not market and promote our products with greater focus in preference to the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our customers are material to our success. If we are unable to maintain good relationships with our existing customers, our business could suffer.

Unilateral decisions could be taken by our distributors, grocery chains, convenience chains, drug stores, nutrition stores, mass merchants, club warehouses and other customers to discontinue carrying all or any of our products that they are carrying at any time, which could cause our business to suffer.

Increases in cost or shortages of raw materials or increases in costs of co-packing could harm our business.

The principal raw materials used by us are flavors and ingredient blends as well as aluminum cans, the prices of which are subject to fluctuations. We are uncertain whether the prices of any of the raw materials or ingredients we utilize will rise in the future and whether we will be able to pass any such increases on to our customers. We do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. In addition, some of these raw materials, such as our distinctive sleek 12 ounce can, are only available from a single or a limited number of suppliers. As alternative sources of supply may not be available, any interruption in the supply of such raw materials might materially harm us.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. If we materially underestimate demand for our products and are unable to secure sufficient ingredients or raw materials, we might not be able to satisfy demand on a short-term basis, in which case our business, financial condition and results of operations could be adversely affected.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

Our success depends, in large part, on our ability to protect our current and future brands and products and to defend our intellectual property rights. We cannot be sure that trademarks will be issued with respect to any future trademark applications or that our competitors will not challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

Our products are manufactured using our proprietary blends of ingredients. These blends are created by third-party suppliers to our specifications and then supplied to our co-packers. Although all of the third parties in our supply and manufacture chain execute confidentiality agreements, there can be no assurance that our trade secrets, including our proprietary ingredient blends will not become known to competitors.

We believe that our competitors, many of whom are more established, and have greater financial and personnel resources than we do, may be able to replicate or reverse engineer our processes, brands, flavors, or our products in a manner that could circumvent our protective safeguards. Therefore, we cannot give you any assurance that our confidential business information will remain proprietary. Any such loss of confidentiality could diminish or eliminate any competitive advantage provided by our proprietary information.

We may incur material losses as a result of product recall and product liability.

We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to recall some of our products if they become contaminated or are damaged or mislabeled. A significant product liability judgment against us, or a widespread product recall, could have a material adverse effect on our business, financial condition and results of operations. The amount of the insurance we carry is limited, and that insurance is subject to certain exclusions and may or may not be adequate.

We may not be able to develop successful new products, which could impede our growth and cause us to sustain future losses.

Part of our strategy is to increase our sales through the development of additional products. We cannot assure you that we will be able to develop, market, sell and distribute additional products that will enjoy market acceptance. The failure to develop new products that gain market acceptance could have an adverse impact on our growth and materially adversely affect our financial condition.

Our lack of product diversification and inability to timely introduce new or alternative products could cause us to cease operations.

Our business is centered on Celsius®. The risks associated with focusing on a limited product line are substantial. If consumers do not accept our products or if there is a general decline in market demand for, or any significant decrease in, the consumption of functional beverages, we are not financially or operationally capable of introducing alternative products within a short time frame. As a result, such lack of acceptance or market demand decline could cause us to cease operations.

We are dependent on our key executives and employees and the loss of any of their services could materially adversely affect us which may have a material adverse effect on our Company.

Our future success will depend substantially upon the abilities of, and personal relationships developed by a limited number of key executives and employees, including Stephen C. Haley, our Chief Executive Officer, President and Chairman of the Board, Geary W. Cotton, our Chief Financial Officer and Irina Lorenzi, our Innovations Vice President. The loss of the services of Mr. Haley, Mr. Cotton, Ms. Lorenzi or any other key employee could materially adversely affect our business and our prospects for the future. We do not have key person insurance on the lives of such individuals and the loss of any of their services could materially adversely affect us.

We are dependent on our ability to attract and retain qualified technical, sales and managerial personnel.

Our future success depends in part on our continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel in the beverage industry is intense and we may not be able to retain our key managerial, sales and technical employees or attract and retain additional highly qualified technical, sales and managerial personnel in the future. Any inability to attract and retain the necessary technical, sales and managerial personnel could materially adversely affect us.

The FDA has not passed on the efficacy of our products or the accuracy of any claim we make related to our products.

Although five independent clinical studies have been conducted relating to the calorie-burning and related effects of our products, the results of these studies have not been submitted to or reviewed by the FDA. Further, the FDA has not passed on the efficacy of any of our products nor has it reviewed or passed on any claims we make related to our products, including the claim that our products aid consumers in burning calories or enhancing their metabolism.

Risk Factors Relating to Our Industry

We are subject to significant competition in the beverage industry.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, distribution channel penetration, development of new products and flavors and marketing campaigns. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, most of which have substantially greater financial, marketing and distribution resources and name recognition than we do.

Important factors affecting our ability to compete successfully include the taste and flavor of our products, trade and consumer promotions, rapid and effective development of new, unique cutting edge products, attractive and different packaging, branded product advertising and pricing. Our products compete with all liquid refreshments and with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers, such as The Coca Cola Company, Dr. Pepper Snapple Group, PepsiCo, Inc., Nestle, Waters North America, Inc., Hansen Natural Corp. and Red Bull. We also compete with companies that are smaller or primarily local in operation. Our products also compete with private label brands such as those carried by supermarket chains, convenience store chains, drug store chains, mass merchants and club warehouses.

There can be no assurance that we will compete successfully in the functional beverage industry. The failure to do so would materially adversely affect our business, financial condition and results of operations.

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success and significant marketing and advertising will be needed to achieve and sustain brand recognition.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers. Our business depends on acceptance by our independent distributors of our brand as one that has the potential to provide incremental sales growth rather than reduce distributors’ existing beverage sales. The development of brand awareness and market acceptance is likely to require significant marketing and advertising expenditures. Even if we are able to engage in such marketing and advertising efforts, there can be no assurance that Celsius® will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. Any failure of Celsius® brand to maintain or increase acceptance or market penetration would likely have a material adverse affect on business, financial condition and results of operations.

Our sales are affected by seasonality.

As is typical in the beverage industry, our sales are seasonal. Our highest sales volumes generally occur in the second and third quarters, which correspond to the warmer months of the year in our major markets. Consumer demand for our products is also affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of our beverages and could have an adverse effect on our results of operations.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our beverage products are subject to the rules and regulations of various federal, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to our Common Stock and Warrants and the Offering

There are a large number of shares underlying our convertible promissory notes, convertible preferred stock and warrants that may be available for future sale and the sale of these shares may depress the market price of our common stock.

As of February 5, 2010, we had 12,029,519 shares of common stock issued and outstanding. As of the same date, we also had convertible promissory notes outstanding that may be converted into an estimated 792,599 shares of our common stock, 2,063,125 shares of common stock issuable upon conversion of our issued and outstanding Series A preferred stock and 1,582,951 shares of common stock issuable upon the exercise of warrants and stock options. In addition, we will issue warrants to purchase 900,000 shares of common stock in this offering. Most, if not all of these shares may be sold into the market place currently. The sale of these shares may adversely affect the market price of our common stock and warrants.

Our executive officers, directors and principal shareholders own a significant percentage of our company and will be able to exercise significant influence over our company.

Immediately following this offering, our executive officers and directors and principal shareholders collectively will beneficially own approximately 49.6% of the total voting power of our outstanding voting capital stock. These shareholders will be able to determine the composition of our board of directors, will retain the voting power to approve all matters requiring shareholder approval and will continue to have significant influence over our affairs. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of the common stock or prevent our shareholders from realizing a premium over the market prices for their shares of common stock.

Our board of directors will have broad discretion over the application of a significant portion of the net proceeds of the offering.

Approximately $3.6 million or 27% of the estimated net proceeds of the offering has been allocated to general corporate purposes, including working capital. Accordingly, our board of directors will have broad discretion over the allocation of these proceeds.

We cannot guarantee the existence of an established public trading market.

Although our common stock and warrants will be listed on the Nasdaq Capital Market upon completion of this offering under the symbols “CELH” and “CELHW”, respectively, and our common stock currently trades on the OTC Bulletin Board, a regular trading market for our securities may not be sustained in the future. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the Nasdaq Capital Market. Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the Nasdaq Capital Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price. Market prices for our securities will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to an offering;
•	changes in interest rates;
•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	variations in quarterly operating results;
•	change in financial estimates by securities analysts;
•	the depth and liquidity of the market for our common stock;
•	investor perceptions of our company and the aquaculture industry generally; and
•	general economic and other national conditions.

Because we do not intend to pay dividends, shareholders will benefit from an investment in shares of our common stock only if our shares appreciate in value.

We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain our future cash flows, if any, to finance the operation and growth of our business and, therefore, do not expect to pay any cash dividends in the foreseeable future. As a result, shareholders will benefit from an investment in shares of our common stock only if it appreciates in value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which shareholders have purchased their shares. Furthermore, our current credit facility restricts the amount of dividends we may pay to our shareholders.

An investor will only be able to exercise a warrant if the issuance of common stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless the common stock issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of common stock by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of common stock upon an exercise and the holder will be precluded from exercise of the warrant. We expect to be listed on a national securities exchange, which would provide an exemption from registration in every state for the issuance of common stock upon exercise of the warrant. Accordingly, we believe holders in every state will be able to exercise their warrants as long as our prospectus relating to the common stock issuable upon exercise of the warrants is current. However, we cannot assure you of this fact. As a result, the warrants may be deprived of any value and the holders of warrants may not be able to exercise their warrants if the common stock issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants at that time.

No warrant held by an investor will be exercisable and we will not be obligated to issue common stock unless at the time such holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current (or an exemption from registration is available) and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants (and an exemption from registration is not available), holders will be unable to exercise their warrants and we will not be required to net cash settle any such warrant exercise. If we are unable to issue the shares of common stock upon exercise of the warrants by an investor because there is no current prospectus relating to the common stock issuable upon exercise of the warrant (and an exemption from registration is not available) or the common stock has not been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants, the warrants will not expire until ten days after the date we are first able to issue the shares of common stock. Nevertheless, because an investor may not be able to exercise the warrants at the most advantageous time, the warrants held by an investor may have no value, the market for such warrants may be limited and such warrants may expire worthless.

FORWARD-LOOKING STATEMENTS

Information included in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. This information involves known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

The forward-looking statements in this prospectus include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

The risk factors set forth in this prospectus are not exhaustive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available and other information with respect to these matters is complete and correct. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations. For these reasons, the reader is cautioned not to place undue reliance on our forward-looking statements.

DILUTION

If you invest in our units, your ownership interest will be diluted to the extent of the difference between the offering price per share and the net tangible book value per share of our common stock after this offering. Our net tangible book value as of September 30, 2009 was approximately $(2,300,000), or approximately $(.20) per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of units in this offering and the net tangible book value per share of common stock immediately after the closing of this offering. For purposes of this calculation, the entire purchase price for a unit sold pursuant to this offering is being allocated to the common stock contained in the unit.

After giving effect to the sale of the units in this offering at an offering price of $16.125 per unit, and after deducting the estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2009 would have been approximately $10.8 million, or $0.71 per share of common stock. This represents an immediate increase in net tangible book value of $0.91 per share to existing stockholders and an immediate dilution of $3.32 per share to new investors purchasing units in this offering at the public offering price.

The following table illustrates the dilution to the new investors on a per-share basis, assuming no value is attributed to the warrants included in the units:

Public offering price		$4.03
Net tangible book value before this offering	$(0.20)
Increase attributable to new investors	0.91
Pro forma net tangible book value after this offering		$0.71
Dilution to new investors		$3.32
Percentage of dilution to new investors		82.4%

The calculations above are based on 11,641,762 shares of common stock outstanding as of September 30, 2009 after giving effect to the sale of the common stock in the offering. This number excludes 3,559,288 shares of common stock subject to warrants, options, convertible debt and preferred stock outstanding as of September 30, 2009, but gives effect to the 1-for-20 reverse stock split and the conversion of our Series B preferred stock into common stock.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of units in this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $13.1 million (approximately $15.1 million if the over-allotment option we granted to the underwriters is exercised in full).

We intend to use the net proceeds from this offering (prior to the sale of any additional units pursuant to the exercise of the over-allotment option) generally as follows:

•	approximately $9,000,000 for 2010 marketing efforts, including intensified broadcast and print media advertising;
•	approximately $500,000 for new product development, including testing new flavors and delivery systems; and
•	the remaining proceeds of approximately $3,600,000 for general corporate purposes, including working capital.

The underwriters’ over-allotment option, if exercised in full, provides for the issuance of up to 135,000 additional units, for additional net proceeds of $2.0 million. Any proceeds obtained upon exercise of the over-allotment option will be used to prepay a portion of the convertible note outstanding to CDS Ventures of South Florida, LLC, and for working capital. The proceeds from the exercise of any warrants will be used for working capital.

We will have broad discretion over the manner in which the net proceeds of the offering will be applied, and we may not use these proceeds in a manner desired by our shareholders. Although we have no present intention of doing so, future events may require us to reallocate the offering proceeds.

CAPITALIZATION

The following table sets forth our capitalization (i) as of September 30, 2009, and (ii) as adjusted as of that date to give effect to the 1-for-20 reverse stock split implemented on December 23, 2009, the conversion of our Series B preferred stock into common stock on December 23, 2009, and the application of the estimated net proceeds of this offering. This table should be read in conjunction with our consolidated financial statements and the related notes, appearing elsewhere in this prospectus.

	September 30, 2009	September 30, 2009(1)
	(Unaudited)	(As Adjusted)

Cash and cash equivalents	$647,598	$13,744,223
Equipment, net	$190,819	$190,819
Due to related parties, short term portion	$1,580,000	$1,580,000
Convertible note payable, net of debt discount	242,539	242,539
Convertible note payable, net of debt discount, related party	2,172,742	2,172,742
Note due to related parties	125,349	125,349
Shareholder’s equity:
1,000,000,000 and 50,000,000 shares of common stock, par value $.001, authorized, actual and as adjusted; 50,000,000 and 2,500,000 shares of preferred stock, par value $.001, authorized, actual and as adjusted; 6,092 and 104.1 shares of preferred stock, issued and outstanding actual and as adjusted	—	—
153 million and 15,241,762 shares of common stock, issued and outstanding, actual and as adjusted	7,631	15,242
Additional paid-in capital	14,389,057	27,478,071
Retained deficit	(16,718,197)	(16,718,197)
Total shareholder’s equity	(2,321,509)	10,775,116
Total capitalization	$1,799,121	$14,895,746

(1)	Gives effect to the sale of units by us in this offering at an offering price of $16.125 per unit, after deducting discounts and estimated offering expenses to be paid by us.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information as of and for the years ended December 31, 2008 and 2007 is derived from our audited financial statements for the years ended December 31, 2008 and 2007 and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated financial information as of and for the nine months ended September 30, 2009 and September 30, 2008 is derived from our unaudited interim financial statements for the nine months ended September 30, 2009 and September 30, 2008 and should be read in conjunction with the consolidated financial statements and related notes, included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2007	2009	2008
Net sales	$2,589,887	$1,644,780	$3,480,475	$1,968,975
Cost of sales	1,833,184	1,033,971	1,987,389	1,386,509
Gross profit	756,703	610,809	1,493,086	582,466
Selling and marketing expenses	3,936,552	2,100,687	5,295,383	2,909,993
General and administrative expense	1,740,143	1,554,510	1,427,747	1,322,579
Termination of contract expense	—	500,000	—	—
Loss from operations	(4,919,992)	(3,544,388)	(5,230,044)	(3,650,106)
Other expense:	341,608	181,453	105,785	292,382
Net loss	$(5,261,600)	$(3,725,841)	$(5,335,829)	$(3,942,488)
Basic and diluted:
Loss per share	$(0.82)	$(0.74)	$(0.71)	$(0.64)

BUSINESS

Overview

We are engaged in the development, marketing, sale and distribution of “functional” calorie-burning beverages under the Celsius® brand name. According to multiple clinical studies we funded, a single serving (12 ounce can) of Celsius® burns up to 100 calories by increasing a consumer’s metabolism an average of 12% and providing sustained energy for up to a three-hour period.

We seek to combine nutritional science with mainstream beverages by using our proprietary thermogenic (calorie-burning) MetaPlus® formulation, while fostering the goal of healthier everyday refreshment by being as natural as possible without the artificial preservatives often found in many energy drinks and sodas. Celsius® has no artificial preservatives, aspartame or high fructose corn syrup and is very low in sodium. Celsius® uses good-for-you ingredients and supplements such as green tea (EGCG), ginger, calcium, chromium, B vitamins and vitamin C. Celsius is sweetened with sucralose, a sugar-derived sweetener that is found in Splenda®, which makes our beverages low-calorie and suitable for consumers whose sugar intake is restricted.

We have undertaken significant marketing efforts aimed at building brand awareness, including a recently launched nationwide marketing campaign focused on television, radio, on-line and magazine advertising. We intend to launch an on-line campaign with viral marketing, as soon as our testing phase is completed. We also undertake various promotions at the retail level such as coupons and other discounts. We have recently engaged Mario Lopez, a well-known television personality, to be our national celebrity spokesperson.

In the past, we mainly sold and distributed our products through our network of independent direct-to-store (DSD) distributors. At present, we sell and distribute to a larger extent, to national and regional retail accounts through a direct-to-retail (DTR) marketing strategy.

Our DSD distributor network is primarily concentrated in Florida, Atlanta, Michigan, New England, Ohio and Texas. Through our DSD distributor network, Celsius® is available in various major retail chains, including Hannafords, Shaw’s, Tedeschi, Wegmans and Xtra Mart (Northeast), CVS (New England), Sweetbay (Florida) and HEB (Texas).

Our DTR marketing strategy focuses on sales made directly or with the assistance of brokers to national and regional supermarkets, convenience stores, drug stores, nutrition stores, mass merchants and club warehouses. As of the date of this prospectus, we have DTR relationships with and are rolling out Celsius® products into Vitamin Shoppe, GNC, Supervalu, Duane Reade, Albertsons, Rite-Aid and 7 – 11 stores, among others. We made a test shipment in December 2009 to 285 Costco stores, and if successful, we plan to make a full launch into all 404 of their stores in the United States and Puerto Rico in March 2010. We also have recently commenced shipping to Walgreen’s and CVS on a national basis, covering approximately 14,000 stores in total. Other retailers who became DTR customers during the fourth quarter of 2009 include Giant, Stop & Shop, Shoprite and Winn Dixie. The DTR channel, which we believe affords us broader geographic distribution and increased brand awareness, has contributed to an increasing percentage of our sales growth and is expected to be the primary channel for our future sales growth.

We do not directly manufacture our beverages, but instead outsource the manufacturing process to established third-party co-packers. We do, however, provide our co-packers with flavors, ingredient blends, cans and other raw materials for our beverages purchased by us from various suppliers.

Industry Overview

The “functional” beverage category includes a wide variety of beverages with one or more added ingredients to satisfy a physical or functional need, such as sports drinks, energy drinks, and non-carbonated ready to drink teas.

Size of Market — According to a report by Accenture Consulting, the size of the annual non-alcoholic beverage market was estimated to have grown to more than $17.4 billion in the United States in 2009. A growing portion of this market is the functional beverage market, which was estimated at $9.7 billon, in 2009, according to Datamonitor. This market is estimated to grow to $19.7 billion by 2013, a compound annual growth rate of 15.2% over that time period.

Current Market Segmentation — The growing functional beverage market can be further segmented into several different sub-categories, such as energy drinks, sports drinks, and nutraceutical drinks. According to Datamonitor, as of 2008, the largest category of functional drinks was energy drinks with approximately 62% market share and sports drinks with an approximately 26% market share.

We believe that Celsius® is both a member of the energy drink sub-category, as well as creating a new category of beverages, calorie-burning. It has some of the same functional elements of an energy drink, but unlike the majority of the sugary (high calorie) competitors in this space, Celsius® does not contain high fructose corn syrup and burns up to 100 calories by increasing a drinker’s metabolism an average of 12% for up to a three-hour period. We believe that Celsius® is a superior product to currently available energy drinks due to its low caloric content, its calorie burning capabilities and its lack of artificial preservatives, colors and flavors.

Changing Industry Trends — There is an increased concern among consumers, the public health community and various government agencies of the potential health problems associated with inactive lifestyles and obesity. There are currently several proposals in the U.S. Congress seeking to address the issue of consumption of sugary drinks by children and other consumers. Participants in the non-alcoholic beverage market are responding to these concerns by bringing to market new healthier products such as diet and light beverages, juices and juice drinks, sports drinks and water products.

Growing Number of Adults With Obesity — According to statistics from the U.S. Center for Disease Control and Prevention (CDC) during the past 20 years there has been a dramatic increase in obesity in the United States. In 2008, only one state (Colorado) had a prevalence of obesity less than 20%. Thirty-two states had prevalence equal to or greater than 25%; six of these states (Alabama, Mississippi, Oklahoma, South Carolina, Tennessee, and West Virginia) had a prevalence of obesity equal to or greater than 30%.

The maps below show the change in obesity prevalence from 1985 through 2008 in the United States.

Industry Trends Benefit Celsius® — The Company believes that it has strategically placed itself to capitalize on several macro-trends in the beverage space by filling a need that it not currently being met by its competitors in both the functional and general non-alcoholic beverage markets.

With a growing number of consumers seeking functional beverages, they are also increasingly seeking out products that are the healthiest alternative within those product categories. Many of the leading functional beverage products contain high doses of sugar or high fructose corn syrup, sodium, artificial flavors, and preservatives which may counter-balance some of the other benefits the consumer is looking for.

Celsius® has created its portfolio of beverages to specifically address these issues. While maintaining great taste to the consumer, a 12 ounce can of Celsius® has a number of competitive advantages over some of the currently leading beverages including:

•	less artificial preservatives than almost all other energy drinks or sodas;
•	no artificial colors or flavors;
•	no aspartame;
•	no high fructose corn syrup;
•	low sodium content;
•	use of good-for-you ingredients and supplements such as green tea (EGCG), ginger, calcium, chromium, B vitamins and vitamin C; and
•	use of our proprietary thermogenic (calorie-burning) MetaPlus® formulation that allows Celsius® to burn up to 100 calories by increasing a consumer’s metabolism an average of 12% and providing sustained energy for up to a 3-hour period.

Our Products

Celsius® calorie-burning beverages were first introduced to the marketplace in 2005.

According to multiple clinical studies we funded, a single serving (12 ounce can) of Celsius® burns up to 100 calories by increasing a consumer’s metabolism an average of 12% for up to a three-hour period. In addition, these studies have indicated that drinking a single serving of Celsius® prior to exercising may improve cardiovascular health and fitness and enhance the loss of fat and gain of muscle from exercise.

We seek to combine nutritional science with mainstream beverages by using our proprietary thermogenic (calorie-burning) MetaPlus® formulation, while fostering the goal of healthier everyday refreshment by being as natural as possible without the artificial preservatives often found in many energy drinks and sodas. Celsius® has no chemical preservatives, aspartame or high fructose corn syrup and is very low in sodium. Celsius® uses good-for-you ingredients and supplements such as green tea (EGCG), ginger, calcium, chromium, B vitamins and vitamin C. Celsius is sweetened with sucralose, a sugar-derived sweetener that is found in Splenda®, which makes our beverages low-calorie and suitable for consumers whose sugar intake is restricted. Each 12 ounce can of Celsius® contains 200 milligrams of caffeine which is comparable to two cups of coffee.

We currently offer Celsius® in seven flavors, lemon-lime, ginger ale, cola, orange and wild berry (which are carbonated) and non-carbonated green tea raspberry/acai and green tea/peach mango. Our beverages are sold in 12 ounce cans, although we have recently begun to market the active ingredients in powdered form in individual On-The-Go packets.

Celsius® is packaged in a distinctive twelve ounce sleek can that uses vivid colors in abstract patterns to create a strong on-shelf impact. The cans are sold as singles or in four-packs. The graphics and clinically tested product are important elements to building the Celsius® brand and help justify premium pricing of $1.79 to $2.19 per can at retail.

We target a niche in the functional beverage segment of the beverage industry consisting of consumers seeking calorie-burning beverages to help them manage their weight and enhance their exercise regimen. Our target consumers are on-the-go women, age 25 to 54, who are looking for a way to burn calories and gain energy with healthy beverages and natural alternatives to diet sodas, as well as sports enthusiasts of both sexes, who are seeking low sodium, preservative-free alternatives.

We formulated Celsius® by first working with scientists to develop our MetaPlus® thermogenic formula and then with flavor houses to create beverages that tasted good. Our initial flavors were those in our carbonated line, which were designed to offer alternatives to popular carbonated soft drinks, while still offering comparable flavors. Our non-carbonated teas were introduced for fitness enthusiasts, who typically favor non-carbonated beverages.

In 2009, we developed our MetaPlus® formulation into a powder that can be mixed with water. We believe that our On-The Go packets, which have recently been introduced to the market, offer an attractive alternative to consumers who want to take Celsius® with them to the gym or while travelling without carrying the ready-to-drink 12 ounce cans.

We believe that one of the core competencies of our company is our ability to incorporate several beneficial natural components with substantiated science into beverages while providing consumers with great taste. We intend to use our core competencies in product formulation to introduce additional flavors and delivery systems and to endeavor to expand our product line by exploring the development of complementary products utilizing our MetaPlus® thermogenic formulation.

Clinical Studies

It is our belief that clinical studies substantiating product claims will become more important as more and more beverages are marketed with health claims. Celsius® was one of the first functional beverages to be launched along with a clinical study. Celsius® is also one of very few functional beverages that has clinical research on the actual product itself. Some beverage companies that do mention studies backing their claims are actually referencing independent studies conducted on one or more of the ingredients in the product. We believe that it is important and will become more important to have studies on the actual product.

We have funded six U.S. based clinical studies for Celsius®. Each was conducted by a research organization and each studied the total Celsius® formula. The first study was conducted by the Ohio Research Group of Exercise Science and Sports Nutrition. The remaining studies were conducted by the Applied Biochemistry & Molecular Physiology Laboratory of the University of Oklahoma. We funded all of the studies and provided Celsius® beverage for the studies. However, none of our directors, executive officers or principal stockholders is in any way affiliated with either of the two research organizations which conducted the studies.

The first study was conducted in 2005 by the Ohio Research Group of Exercise Science and Sports Nutrition. The Ohio Research Group of Exercise Science & Sports Nutrition is a multidisciplinary clinical research team dedicated to exploring the relationship between exercise, nutrition, dietary supplements and health, www.ohioresearchgroup.com. This placebo-controlled, double-blind cross-over study compared the effects of Celsius® and the placebo on metabolic rate. Twenty-two participants were randomly assigned to ingest a twelve ounce serving of Celsius® and on a separate day a serving of twelve ounces of Diet Coke®. All subjects completed both trials using a randomized, counterbalanced design. Randomized means that subjects were selected for each group randomly to ensure that the different treatments were statistically equivalent. Counterbalancing means that individuals in one group drank the placebo on the first day and drank Celsius® on the second day. The other group did the opposite. Counterbalancing is a design method that is used to control “order effects.” In other words, to make sure the order that subjects were served, does not impact the results and analysis.

Metabolic rate (via indirect calorimetry, measurements taken from breaths into and out of calorimeter) and substrate oxidation (via respiratory exchange ratios) were measured at baseline (pre-ingestion) and for ten minutes at the end of each hour for three hours post-ingestion. The results showed an average increase of metabolism of twelve percent over the three hour period, compared to statistically insignificant change for the control group. Metabolic rate, or metabolism, is the rate at which the body expends energy. This is also referred to as the “caloric burn rate.” Indirect calorimetry calculates heat that living organisms produce from their production of carbon dioxide. It is called “indirect” because the caloric burn rate is calculated from a measurement of oxygen uptake. Direct calorimetry would involve the subject being placed inside the calorimeter for the measurement to determine the heat being produced. Respiratory Exchange Ratio is the ratio oxygen taken in a breath compared to the carbon dioxide breathed out in one breath or exchange. Measuring this ratio can be used for estimating which substrate (fuel such as carbohydrate or fat) is being metabolized or ‘oxidized’ to supply the body with energy.

The second study was conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2007. This blinded, placebo-controlled study was conducted on a total of 60 men and women of normal weight. An equal number of participants were separated into two groups to compare one serving (a single 12 ounce can) of Celsius to a placebo of the same amount. According to the study, those subjects consuming Celsius burned significantly more calories versus those consuming the placebo, over a three-hour period. The study confirmed that over the three-hour period, subjects consuming a single serving of Celsius® burned 65% more calories than those consuming the placebo beverage and burned an average of more than 100 calories compared to the placebo. These results were statistically significant.

The third study, conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2007, extended our second study with the same group of 60 individuals and protocol for 28 days and showed the same statistical significance of increased calorie burn (minimal attenuation). While the University of Oklahoma study did extend for 28 days, more testing would be needed for long term analysis of the Celsius® calorie-burning effects. Also, these studies were on relatively small numbers of subjects, they have statistically significant results. Additional studies on a larger number and wider range of body compositions can be considered to further the analysis.

Our fourth study, conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2008, combined Celsius® use with exercise. This ten-week placebo-controlled, randomized and blinded study was conducted on a total of 37 subjects. Participants were randomly assigned into one of two groups: Group 1 consumed one serving of Celsius® per day, and Group 2 consumed one serving of an identically flavored and labeled placebo beverage. Both groups participated in ten weeks of combined aerobic and weight training, following the American College of Sports Medicine guidelines of training for previously sedentary adults. The results showed that consuming a single serving of Celsius® prior to exercising may enhance the positive adaptations of exercise on body composition, cardio-respiratory fitness and endurance performance. According to the preliminary findings, subjects consuming a single serving of Celsius® lost significantly more fat mass and gained significantly more muscle mass than those subjects consuming the placebo — a 93.75% greater loss in fat and 50% greater gain in muscle mass, respectively. The study also confirmed that subjects consuming Celsius® significantly improved measures of cardio-respiratory fitness and the ability to delay the onset of fatigue when exercising to exhaustion.

Our fifth study was conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2008. This ten-week placebo-controlled, randomized and blinded study was conducted on a total of 27 previously sedentary overweight and obese female subjects. Participants were randomly assigned into groups that consumed identically tasting treatment beverages with exercise or without exercise. All participants consumed one drink, either placebo or Celsius, per day for 10 weeks. The exercise groups participated in ten weeks of combined aerobic and weight training, following the American College of Sports Medicine guidelines of training for previously sedentary adults. No changes were made to their diet. The results showed that consuming a single serving of Celsius® prior to exercising may improve cardiovascular health and fitness and enhance the positive adaptations of exercise on body composition. According to the preliminary findings, subjects consuming a single serving of Celsius® lost significantly more fat mass and gained significantly more muscle mass when compared to exercise alone — a 46% greater loss in fat, 27% greater gain in muscle mass, respectively. The study also confirmed that subjects consuming Celsius® significantly improved measures of cardio-respiratory fitness — 35% greater endurance performance with significant improvements to lipid profiles — total cholesterol decreases of 5 to 13% and bad LDL cholesterol 12 to 18%. Exercise alone had no effect on blood lipid levels.

Our sixth study was conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2008. This ten-week placebo-controlled, randomized and blinded study was conducted on a total of 37 previously sedentary male subjects. Participants were randomly assigned into groups that consumed identically tasting treatment beverages with exercise or without exercise. All participants consumed one drink, either placebo or Celsius, per day for 10 weeks. The exercise groups participated in ten weeks of combined aerobic and weight training, following the American College of Sports Medicine guidelines of training for previously sedentary adults. No changes were made to their diet. The results showed that consuming a single serving of Celsius® prior to exercising may improve cardiovascular health and fitness and enhance the positive adaptations of exercise on body composition. Significantly greater decreases in fat mass and percentage body fat and increases in VO2 were observed in the subjects that consumed Celsius before exercise versus those that consumed the placebo before exercise. Mood was not affected. Clinical markers for hepatic, renal, cardiovascular and immune function, as determined by pre and post blood work revealed no adverse effects.

Manufacture and Supply of Our Products

Our beverages are produced by established third party beverage co-packers. A co-packer is a manufacturing plant that provides the service of filling bottles or cans for the brand owner. We believe the benefit of using co-packers is we do not have to invest in the production facility and can focus our resources on brand development, sales and marketing. It also allows us produce in multiple locations strategically placed throughout the country. Currently our products are produced in Memphis, Tennessee, and Cold Spring, Minnesota. We usually produce about 34,000 cases (24 units per case) of Celsius® in a production run. We purchase most of the ingredients and all packaging materials. The co-pack facility assembles our products and charges us a fee by the case. We follow a “fill as needed” manufacturing model to the best of our ability and we have no significant backlog of orders. The shelf life of Celsius® is specified as 15 to 18 months.

Substantially all of the raw materials used in the preparation, bottling and packaging of our products are purchased by us or by our co-packers in accordance with our specifications. Generally, we obtain the ingredients used in our products from domestic suppliers and some ingredients have several reliable suppliers. The ingredients in Celsius® include green tea (EGCG), ginger (from the root), caffeine, B vitamins, vitamin C, taurine, guarana, chromium, calcium, glucuronolactone, sucralose, natural flavors and natural colorings. Celsius® is labeled with a supplements facts panel. We have no major supply contracts with any of our suppliers. We single-source all our ingredients for purchasing efficiency; however, we have identified a second source for our critical ingredient and there are many suppliers of flavors, colorings and sucralose. In case of a supply restriction or interruption from any of the flavor and coloring suppliers, we would have to test and qualify other suppliers that may disrupt our production schedules.

Our On-The-Go packets are packed by a facility in Texas that specializes in packing shots, packets and sticks. Currently our sales volume of packets is insignificant. As we grow this segment of the business, the existing facility is capable of substantially increasing the production of our packets. Moreover, we believe that there are other co-packers available. We use the same or similar raw materials in the preparation of our On-the-Go packets as we do for our canned beverages, with most of them purchased by us and shipped to the co-packer.

Packaging materials, except for our distinctive sleek 12 ounce aluminum can, are easily available from multiple sources in the United States; however, due to efficiencies we utilize single source vendor relationships. There is currently only one factory in the United States that produces the 12 ounce can. In case of an interruption at that supplier, we would be forced to change our design and structure of the can.

We believe that as we grow, we will be able to keep up with increased production demands. We believe that our current co-packing arrangement has the capacity to handle increased business we anticipate in the next 18 months. To the extent that any significant increase in business requires us to supplement or substitute our current co-packers, we believe that there are readily available alternatives, so that there would not be a significant delay or interruption in fulfilling orders and delivery of our products. In addition, we do not believe that growth will result in any significant difficulty or delay in obtaining raw materials, ingredients or finished product.

Marketing

The key to our marketing strategy is building consumer brand awareness that drives trial of our product.

As our distribution has grown from small regional areas to more of a national footprint with Celsius® being increasingly available at large, well-known retailers, we have expanded our marketing efforts from local grass roots events to multiple marketing vehicles having a national focus.

In September 2009, we launched a nationwide marketing campaign focused on television, radio, on-line and magazine advertising. Our new campaign features a customized “Burn Baby Burn” song. In our television and radio advertising we highlight the health benefits of Celsius® such as calorie-burning, healthy energy, great taste, as well as its scientific backing. We are broadening the target audience with mass appeal in an upbeat, positive tone. To support our growing national distribution, our call to action includes a coupon from burnbabyburn.com.

We are currently airing 15 and 30 second television commercials on national cable stations that appeal to adults in the 25 to 54 age group, including MSNBC, Bravo, CNBC, Lifetime, TLC, E!, HGTV and Food Network. Our radio campaign is currently heard in over 25 top Celsius® markets, featuring on-air DJ endorsements of Celsius® and on national satellite radio on the Oprah network. Our national print campaign currently appears in such publications as US Weekly, First for Women, Women’s World and Women’s Health. Broadcast and print media are the two largest segments of our advertising efforts.

In November 2009, we engaged Mario Lopez to be our national celebrity spokesperson. Mr. Lopez is a well known television personality who hosts the long-running daily syndicated entertainment program Extra. Mr. Lopez has also appeared on Dancing with the Stars and in a recent Broadway revival of A Chorus Line. Mr. Lopez is also an author and fitness expert, having released his first book, Mario Lopez’s Knockout Fitness, in May 2008. Mr. Lopez will begin appearing in our planned 2010 marketing campaign. We believe that he is the perfect fit for the demographics of Celsius® because he is highly appealing to both men and women ages 25 to 54, our target demographic market.

In addition to television, radio and magazine advertising, we plan to launch a mobile, internet and social marketing campaign as soon as we complete the testing phase. This campaign includes our Social Networking Widget which is cutting edge technology that interacts with customers across all social media platforms. It is a fully functional nanosite or tool for consumers to get the most up to date information about Celsius®, coupons and local store locations or product information as well as member only offers. The widget can be shared virally over the internet on social networking sites such as Twitter or Facebook pages, embedded on a web site or viewed on a mobile phone. It adjusts to the formatting for each type of cell phone.

We support our retail sales by promotion and advertising at both the retailer and consumer level. We use striking point-of-sale advertising and graphic displays and from time to time we offer coupons and other promotional pricing. Celsius is packaged in a distinctive sleek 12 ounce can that uses vivid colors in abstract patterns designed to create a strong on-shelf impact. We utilize an outside advertising agency to coordinate our promotion and advertising efforts, together with our sales and marketing staff.

We continue to do some of the grass roots type events that helped us build the initial brand awareness in areas that we have strong distribution as well as newer areas as we launch an anchor retailer or new distributor. We also continue to participate in some of the larger trade conventions such as NACS, NACDS, IRHSA and Club Industry.

Through the years we have also won several awards and we continue to participate in these contests because as we win, we gain even more exposure. Most recently we were awarded the CSP Retailer Choice award for Best New Product for our Celsius® Green Tea Raspberry/ACAI. This was presented at the large National Association of Convenience Stores convention by CSP Magazine. Internationally, we were a finalist in the Beverage Innovation Award for 2009 Best Health Initiative with our On-the-Go packets.

Distribution

Celsius® is sold across many retail segments. We group sales to supermarkets, convenience stores, drug stores, nutritional stores, mass merchants and club warehouses into one retail segment. We classify health clubs, spas, and gyms as our health and fitness segment. Vending and internet sales constitute two additional retail segments. We are focusing our efforts on expanding distribution into each sales segment, with emphasis on the retail and health and fitness segments.

We distribute our products through direct-store delivery (DSD) distributors and direct-to-retailer (DTR) sales.

DSD Sales

Historically, a significant portion of our sales have been generated from sales to DSD distributors. We initially selected this distribution channel as it allowed us to achieve initial market penetration and start to build brand awareness, while we refined and enhanced our product line, packaging and point-of-sale merchandising elements. Our DSD distribution network covers many of the larger U.S. markets including Florida, Atlanta, Michigan, New England, Ohio and Texas.

We continue to market to DSD distributors using a number of marketing strategies, including direct solicitation, trade advertising and trade show exhibition. These distributors include established distributors of other beverages such as beer, energy drinks, soft drinks, water and ready to drink teas. Our distributors sell our products directly to supermarkets, convenience stores, drug stores and mass merchants for sale to the public. We maintain direct contact with the distributors through our regional sales managers. In some cases we are party to a contractual arrangement which grants a distributor the right to sell Celsius® in a defined territory, in exchange for certain duties and obligations, including commitment to a quarterly or yearly sales minimum.

Through our DSD distributor network, Celsius® is available in various major retail chains, including Hannafords, Shaw’s, Tedeschi, Wegmans and Xtra Mart (Northeast), CVS (New England), Sweetbay (Florida) and HEB (Texas).

DTR Sales

Using only a DSD sales strategy limited our growth as we did not have sufficient distribution coverage to service larger national and regional retailers who wanted to carry our products. Therefore, during 2009, we increased our focus on DTR sales, marketing directly to national and regional retailers by hiring an experienced in-house DTR sales team and by utilizing trade shows, trade advertising, telemarketing, direct mail and direct solicitations. Our DTR sales professionals make sales calls to and meet with the buyers of these national and regional retailers. Our strategy is for the retailer to be serviced by direct delivery to the retailer’s distribution warehouse or to a wholesaler that services the whole retail chain. We also may be required to pay slotting allowances to secure competitive shelf space. Our DTR customers into whose stores we are rolling out our products include Vitamin Shoppe, GNC, Supervalu, Duane Reade, Albertsons, Rite-Aid and 7-Eleven. We made a test shipment in December 2009 to 285 Costco stores, and if successful, we plan to make a full launch into all 404 of their stores in the United States and Puerto Rico in March 2010. We also have recently commenced shipping to Walgreen’s and CVS on a national basis, covering approximately 14,000 stores in total. Other retailers who became DTR customers during the fourth quarter of 2009 include Giant, Stop & Shop, Shoprite and Winn Dixie. On December 31, 2009, Celsius® products were available in approximately 27,000 stores of 22 retailers as compared to approximately 6,500 stores of 13 retailers at the end of the second quarter of 2009.

We also use food brokers to capture retail chain customers. All food brokers are paid a percentage commission on delivered product. One of our major food brokers is Crossmark, who is one of the country’s three largest food brokers. The use of large food brokers such as Crossmark, who have significant contacts with larger national and regional retailers, as well as personnel and systems in place to facilitate the distribution process cannot only help penetrate these customers, but also reduce the time it takes for our products to appear on a retailer’s shelves. In addition, the speed with which our products appear throughout an entire chain may be affected by various factors, including regional or store level decisions or, in the case of retailers such as 7-Eleven which have both company-owned and franchised stores, determinations by individual franchisees. Accordingly, Celsius® products may not appear in a given store or group of stores of a particular DTR customer at any point in time.

The DTR channel, with the assistance of food brokers, has contributed to an increasing percentage of our sales growth and is expected to be the primary channel for sales growth for the foreseeable future. We believe this channel affords us greater and more rapid ability to penetrate nationwide and regional retailers at lower cost, broader geographic distribution and increased brand awareness.

Other Sales

Consumers, smaller retailers and food service providers are able to purchase Celsius® directly over the Internet from our website. We have customers that choose this method of purchase and delivery in all 48 contiguous states. We also sell limited quantities to operators of vending machines. We are not focused on building these channels, but they help us build brand awareness in areas that do not have strong distributor or retailer presence.

Growth Strategy

Our growth strategy is to increase our share of the functional beverage market by:

•	increasing brand awareness and emphasizing our combination of nutritional science and healthier refreshment in our products through print, broadcast, billboard and online marketing;
•	expanding sales and marketing efforts with a view to increasing the geographic markets in which Celsius® is available, particularly through additional penetration of the DTR sales channel;
•	extending our beverage product line to offer additional flavors and delivery systems of Celsius®;
•	exploiting our MetaPlus® thermogenic formulation to explore the development, marketing sale and distribution of complementary products; and
•	expanding distribution of our products internationally either directly or through licensing agreements with third parties.

Seasonality of Sales

As is typical in the beverage industry, sales of our beverages are seasonal, with the highest sales volumes generally occurring in the second and third fiscal quarters, which correspond to the warmer months of the year in our major markets.

Competition

We believe that we are one of the few calorie-burning beverages whose effectiveness is supported by clinical studies, which gives us a unique position in the beverage market. However, our products do compete broadly with all categories of consumer beverages. The beverage market is highly competitive, and includes international, national, regional and local producers and distributors, many of whom have greater financial, management and other resources than us. Our direct competitors in the functional beverage market include, but are not limited to The Coca-Cola Company, Dr. Pepper Snapple Group, PepsiCo, Inc., Nestlé, Waters North America, Inc., Hansen Natural Corp., and Red Bull.

While we believe that we offer a uniquely-positioned, high-quality product which will be able to compete favorably in this marketplace, the expansion of competitors in the beverage market, along with the expansion of our competitor’s products, may adversely impact our products’ ultimate sales to distributors and consumers.

Proprietary Rights

We have registered the Celsius® and MetaPlus® trademarks with the United States Patent and Trademark Office, as well as a number of additional trademarks.

We have and will continue to take appropriate measures, such as entering into confidentiality agreements with our contract packers and exclusivity agreements with our ingredient suppliers, to maintain the secrecy and proprietary nature of our MetaPlus® formulation and product formulas.

We maintain our MetaPlus® formulation and product formulas as trade secrets. We believe that trade secrecy is a preferable method of protection for our formulas as patenting them might require their disclosure. Other than a company that is our outsourced production manager, no single member of the raw material supply chain or our co-packers has access to the complete formula.

We consider our trademarks and trade secrets to be of considerable value and importance to our business. No successful challenges to our registered trademarks have arisen and we have no reason to believe that any such challenges will arise in the future.

Product Development

Our product development efforts are coordinated by our Vice President of Innovations, who works closely with our flavor suppliers, co-packers and third party consultants to explore new flavors, delivery systems and potential product extensions.

Government Regulation

The production, distribution and sale of our products in the United States is subject to the Federal Food, Drug and Cosmetic Act, the Dietary Supplement Health and Education Act of 1994, the Occupational Safety and Health Act, various environmental statutes and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. California law requires that a specific warning appear on any product that contains a component listed by California as having been found to cause cancer or birth defects. The law exposes all food and beverage producers to the possibility of having to provide warnings on their products because the law recognizes no generally applicable quantitative thresholds below which a warning is not required. Consequently, even trace amounts of listed components can expose affected products to the prospect of warning labels. Products containing listed substances that occur naturally in the product or that are contributed to the product solely by a municipal water supply are generally exempt from the warning requirement. While none of our products are required to display warnings under this law, we cannot predict whether an important component of any of our products might be added to the California list in the future. We also are unable to predict whether or to what extent a warning under this law would have an impact on costs or sales of our products.

Measures have been enacted in various localities and states that require that a deposit be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other deposit, recycling or product stewardship proposals have been introduced in certain states and localities and in Congress, and we anticipate that similar legislation or regulations may be proposed in the future at the local, state and federal levels, both in the United States and elsewhere.

Our facilities in the United States are subject to federal, state and local environmental laws and regulations. Compliance with these provisions has not had, and we do not expect such compliance to have, any material adverse effect upon our business, financial condition and results of operations.

Employees

As of February 5, 2010, we employed a total of 33 employees on a full-time basis. Of our 33 employees, we employ nine in administrative capacities and 24 persons in sales and marketing capacities. We consider our relations with employees to be good. We also contract with a number of persons independently, who from time to time will work for us at events and samplings.

Properties

Our executive offices are located at 140 NE 4th Avenue, Suite C, Delray Beach, FL 33483. We are currently being provided with space at this location by an unrelated third party, pursuant to a 12 month lease expiring in 2010 for $6,745 per month. We have a separate office for our sales and marketing personnel in a nearby location. This office is leased from a principal shareholder for $4,260 monthly until March 2010. During 2010, we plan to consolidate our operations in a single location.

The Company has no warehouses or other facilities as we store our product at third party contract warehouse facilities.

Legal Proceedings

We are not presently a party to any legal or regulatory proceedings and have no knowledge of any pending claim, proceeding or investigation against our company that could materially affect our company’s financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following is a discussion of our financial condition and results of operations of our company comparing the fiscal years ended December 31, 2008 and 2007 and the nine months ended September 30, 2009, and 2008. You should read this section together with our consolidated financial statements including the related notes set forth elsewhere in this prospectus. Dollar amounts of $1.0 million or more are rounded to the nearest one tenth of a million; all other dollar amounts are rounded to the nearest one thousand and all percentages are stated to the nearest one tenth of one percent.

Recent Developments

On January 21, 2010, we announced that our fourth quarter 2009 revenues were $2.4 million as compared to $621,000 for fourth quarter 2008 and $1.3 million for third quarter 2009. Our revenues for 2009 were $5.9 million as compared to $2.6 million for 2008. In addition, management announced that our company is expected to achieve significant revenue growth during 2010. We are projecting revenues of approximately $25.0 million in 2010 and believe we will obtain cash flow breakeven by the end of 2010. The foregoing revenues and cash flow projections assume continued ramp up of sales of our products with existing distributors in accordance with current trends. These projections also assume that we will be able to introduce sales, and thereafter ramp up sales, with additional distributors with which we have already entered into agreements or with which we believe we will enter into agreements in the first half of 2010. If we are unable to continue to grow sales with our existing distributors or are not successful in introducing our products into new distributor locations, we are unlikely to meet the foregoing projections. Based on the foregoing projections, we believe that the net proceeds of this offering will enable us to meet our working capital requirements until we become cash flow positive. There can be no assurance that we will be able to grow sales with existing customers or introduce sales to new customers and if we are unsuccessful in either case, we will need to raise additional capital in order to maintain operations. Further, there can be no assurance that other risks related to our business, including those described under the section of this prospectus entitled “Risk Factors,” will not hamper our ability to meet projections or affect our need to raise additional capital.

Reverse Stock Split

We implemented a 1-for-20 reverse stock split on December 23, 2009. Accordingly, unless otherwise noted, all share and per share data has been adjusted to give effect to the reverse stock split.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements appearing elsewhere in this prospectus, which have been prepared in accordance with Generally Accepted Accounting Principles (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including, among others, those affecting revenues, the allowance for doubtful accounts, the salability of inventory and the useful lives of tangible and intangible assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates. Many of our estimates or judgments are based on anticipated future events or performance, and as such are forward-looking in nature, and are subject to many risks and uncertainties, including those discussed below and elsewhere in this prospectus. We do not undertake any obligation to update or revise this discussion to reflect any future events or circumstances.

Although our significant accounting policies are described in Note 2 of the notes to our consolidated financial statements appearing elsewhere in this prospectus, the following discussion is intended to describe those accounting policies and estimates most critical to the preparation of our consolidated financial statements.

Accounts Receivable — We evaluate the collectability of our trade accounts receivable based on a number of factors. In circumstances where we become aware of a specific customer’s inability to meet its financial obligations, a specific reserve for bad debts is estimated and recorded, which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on our recent past loss history and an overall assessment of past due trade accounts receivable outstanding.

Revenue Recognition — Our products are sold to distributors, wholesalers and retailers for cash or on credit terms. Our credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Any discounts, sales incentives or similar arrangement with the customer is estimated at time of sale and deducted from revenue. All sales to distributors and retailers are final sales and we have a “no return” policy; however, in limited instances, due to credit issues or distributor changes, we may take back product. We believe that adequate provision has been made for cash discounts, returns and spoilage based on our company’s historical experience.

Inventory — We hold raw materials and finished goods inventories, which are manufactured and procured based on our sales forecasts. We value inventory at the lower of cost or market and include adjustments for estimated obsolescence, principally on a first in-first out basis. These valuations are subject to customer acceptance and demand for the particular products, and our estimates of future realizable values are based on these forecasted demands. We regularly review inventory detail to determine whether a write-down is necessary. We consider various factors in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. Differences could result in the amount and timing of write-downs for any period if we make different judgments or use different estimates.

Stock-Based Compensation — We use the Black-Scholes-Merton option pricing formula to estimate the fair value of stock options at the date of grant. The Black-Scholes-Merton option pricing formula was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Our employee stock options, however, have characteristics significantly different from those of traded options. For example, employee stock options are generally subject to vesting restrictions and are generally not transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility, the expected life of an option and the number of awards ultimately expected to vest. Changes in subjective input assumptions can materially affect the fair value estimates of an option. Furthermore, the estimated fair value of an option does not necessarily represent the value that will ultimately be realized by an employee. We use historical data of comparable companies to estimate the expected price volatility, the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. If actual results are not consistent with the Company’s assumptions and judgments used in estimating the key assumptions, we may be required to increase or decrease compensation expense or income tax expense, which could be material to its results of operations.

Recent Accounting Pronouncements

In December 2007, the FASB issued guidance in the Business Combinations Topic of the Codification. This guidance requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values including contingent consideration. In addition, this guidance changes the recognition of assets acquired and liabilities assumed arising from preacquisition contingencies and requires the expensing of acquisition-related costs as incurred. The guidance applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We adopted this guidance effective January 1, 2009. Any impact would be on future acquisitions.

In April 2008, the FASB issued guidance in the Intangibles — Goodwill and Other Topic of the Codification on the determination of the useful life of an intangible asset. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We adopted this guidance effective January 1, 2009. There is no impact on our financial statements as of September 30, 2009.

In April 2009, the FASB issued guidance in the Fair Value Measurements and Disclosures Topic of the Codification on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The guidance provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The guidance is effective for interim or annual reporting periods ending after June 15, 2009, and shall be applied prospectively. We adopted this guidance effective for the quarter ending June 30, 2009. There is no impact of the adoption on our financial statements as of September 30, 2009.

In April 2009, FASB issued guidance in the Financial Instruments Topic of the Codification on interim disclosures about fair value of financial instruments. The guidance requires disclosures about the fair value of financial instruments for both interim reporting periods, as well as annual reporting periods. The guidance is effective for all interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. The adoption of this guidance had no impact on our financial statements as of September 30, 2009, other than the additional disclosure.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 amends the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification by providing additional guidance clarifying the measurement of liabilities at fair value. ASU 2009-05 is effective for us for the reporting period ending December 31, 2009. We do not expect the adoption of ASU 2009-05 to have an impact on our financial statements.

All new accounting pronouncements issued but not yet effective have been deemed to not be applicable; hence the adoption of these new standards is not expected to have a material impact on our results of operations, cash flows or financial position.

Results of Operations

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Revenue

Sales for the nine months ended September 30, 2009 and 2008 were $3.5 million and $2.0 million, respectively. The increase of 76.8% was due to increased sales both in DSD and DTR. The largest increase in the first nine months of 2009 comes from two DSD distributors that had almost no sales in the same period in 2008. We also sold to new retail chains (in the DTR channel) and had strong increase in sales from some of our existing customers. Last year we had one large international order, and this year for the nine month period our total international orders diminished by $311,000 as compared to the same period last year.

Gross Profit

Gross profit was 42.9% in nine months ended September 30, 2009 as compared to 29.6% for the same period in 2008. The increase in gross profit was mainly due to write-off of bottle inventory as described earlier and lower margins on our export sales during the nine month period in 2008.

Operating Expenses

Sales and marketing expenses have increased substantially from one year to the next, $5.3 million for the first nine months of 2009 as compared to $2.9 million for the same nine-month period in 2008, or an increase of $2.4 million. This was mainly due to increased radio, television and print advertising by $1.3 million, sales and marketing employee cost by $760,000, offset to a lesser extent by reduced local events and local marketing of $89,000. The general and administrative expenses increased from $1.3 million for the nine-month period in 2008 to $1.4 for the same period in 2009, an increase of $105,000. This was mainly due to increased option expense by $87,000 and increased employee cost of $212,000, offset to a lesser extent by reduction of allowance for bad debts of $71,000 and reduced research and development expense of $198,000.

Other Expense

The net interest expense decreased from $292,000 for the first nine months of 2008 to $106,000, during the same period in 2009, or a decrease of $187,000. This decrease was mainly due to reduction of amortization of debt discount of $157,000, incurred when issuing convertible notes, and reduction of interest paid to third parties, offset to a lesser extent by reduced interest income on note receivable of $49,000.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

Revenue increased 57.5% for the year 2008 to $2.6 million, as compared to $1.6 million in 2007. The increase was mainly due to increased number of retailers selling our product, such as Walgreens, CVS, Meijers; new large distributors such as Farner-Bocken, Polar Beverages and RSI; increases from our existing DTR customers such as Vitamin Shoppe and Krogers; and to a large export order in the second quarter of the year, offset to a lesser extent by losses of some accounts.

Gross Profit

Gross profit was 29.2% of net revenue during the year 2008, as compared to 37.1% in 2007. The decrease is mainly due to the decision to discontinue sales of Celsius in glass bottles and solely concentrate on cans. We recorded a write down of inventory due to obsolescence of bottled finished goods and packaging material of $320,000 in 2008. No such write down occurred in 2007. Without this write down our gross profit would have been 41.6% in 2008.

Operating Expenses

Sales and marketing expenses increased to $3.9 million in 2008 as compared to $2.1 million in 2007, an increase of $1.8 million or 87.4 percent. This increase was mainly due to increased cost for personnel, $372,000; new local distribution organization in South Florida, $225,000; increased cost of sampling events and other local promotion, $882,000; license rights to the song “Burn Baby Burn” and radio advertising increase, $344,000. We have shifted our focus on sales and marketing expenditure. General and administrative expenses increased to $1.7 million in 2008 as compared to $1.6 million in 2007, an increase of $186,000. The increase was mainly due to increased cost for issuance of shares to third parties for services, $86,000; increased product development expenses, $48,000; increased collection and factoring expenses, $74,000; offset to a lesser extent by decreased investor relations expenses, $63,000; and decreased insurance expenses, $59,000.

We recognized an expense for termination of a consulting agreement in the first quarter of 2007 of $500,000. Coinciding with the acquisition by reverse merger of Elite FX, Inc., we issued 1,400,000 shares of common stock, valued at $250,000, and an interest-free note for $250,000, as consideration for termination of a consulting agreement.

Other Expense

Other expense consists of interest on outstanding loans of $412,000 in 2008 as compared to $189,000 in 2007. The increase of $223,000 was mainly due to amortization of debt discounts on convertible notes for a total of $211,000, increased interest cost on a convertible debenture of $93,000, offset to a lesser extent by decreased loan balances and renegotiation of interest rates. Our interest income increased from $8,000 in 2007 to $70,000 in 2008, an increase of $62,000, due to a note receivable from Golden Gate Investors, Inc.

Liquidity and Capital Resources

We have yet to establish any history of profitable operations. As a result, at September 30, 2009, we had an accumulated deficit of $16.7 million. At September 30, 2009, we had working capital of $70,000. The independent auditor’s report for the year ended December 31, 2008, includes an explanatory paragraph to their audit opinion stating that our recurring losses from operations and working capital deficiency raise substantial doubt about our ability to continue as a going concern. We have had operating cash flow deficits all quarters of operations. Our revenue has not been sufficient to sustain our operations. Our profitability will require the successful commercialization of our current product Celsius® and any future products we develop. No assurances can be given when this will occur or that we will ever be profitable.

We fund part of our working capital from a line of credit with a related party, CD Financial, LLC. The line of credit was started in December 2008 and is for $1.0 million. The interest rate is LIBOR rate plus three percent on the outstanding balance. The line expires in December 2010 and is renewable. In connection with the revolving line of credit we have entered into a loan and security agreement under which we have pledged all our assets as security for the line of credit. The outstanding balance under the line of credit as of September 30, 2009 was $550,000.

We borrowed in 2004 and 2005 a total of $500,000 from Lucille Santini, one of our principal stockholders with interest of a rate variable with the prime rate. In July 2008, we restructured the agreement and decreased the interest rate to prime rate flat, monthly payments of $5,000 until a balloon payment of approximately $606,000 in January 2010. This debt was restructured in September 2009 to a convertible note of $615,000 with maturity in September 2012. Interest is set at 3% over the one-month LIBOR rate. The first interest payment is due in September 2010 and quarterly thereafter. The note can be converted to shares of our common stock. The outstanding balance under the note, net of debt discount, was $431,000 as of September 30, 2009.

We borrowed $50,000 from the CEO of the Company in February 2006. We also owed the CEO $171,000 for accrued salaries from 2006 and 2007. The two debts were restructured in to one note accruing 3% interest, monthly payments of $5,000 and with a balloon payment of $64,000 in January 2011. The outstanding balance under the note as of September 30, 2009 was $155,000.

We terminated a consulting agreement with a company controlled by one of our former directors. As partial consideration we issued a note payable for $250,000. The outstanding balance under the note as of September 30, 2009 was $15,000.

We issued in December 2007 a convertible note for $1.5 million and received $250,000 in cash and a note receivable for $1.3 million.

In August of 2008, we entered into a security purchase agreement with CDS Ventures of South Florida, LLC, an affiliate of CD Financial, LLC pursuant to which we received $1.5 million in cash, cancelled two convertible notes issued to CD Financial, LLC for $500,000. In exchange, we issued to CDS, 100 shares of Series A preferred stock, and a warrant to purchase additional 50 shares of Series A preferred stock.

In December of 2008, we entered into a second security purchase agreement with CDS Ventures of South Florida, LLC, pursuant to which we received $2.0 million in cash and issued 100 shares of Series B preferred stock, and a warrant to purchase additional 100 shares of Series B preferred stock. In March, 2009, CDS Ventures of South Florida exercised its warrant and purchased an additional 100 shares of Series B preferred stock. During April and May, 2009, we received the corresponding $2 million in cash. CDS Ventures of South Florida, LLC converted the shares of Series B preferred stock into common stock in December 2009.

In September 2009, we entered into a $6.5 million loan agreement with CDS Ventures of South Florida, LLC. The loan can be disbursed at $2.0 million per month for the months of September, October and November and $500,000 in December. The loan is due in September 2012. Interest is set at 3% over the one-month LIBOR rate. The first interest payment is due in September 2010 and quarterly thereafter. The note can be converted to shares of our common stock. The outstanding balance, net of debt discount, was $1,741,000 as of September 30, 2009. The loan was amended in 2010 whereby the lowest conversion price was set to $10.20 and the interest rate to 7% over the one-month LIBOR rate.

We entered into a stock purchase agreement with Fusion Capital in June 2007. During 2007, we received $1.4 million in proceeds from sales of 199,440 shares to Fusion Capital. The agreement with Fusion Capital expired in October 2009, without us selling any additional shares to Fusion Capital.

We believe that the net proceeds of this offering, combined with anticipated revenues from operations, will enable us to fund our operations and implementation of our business plan over the next 18 months. However, there is no assurance that our assumptions as to our company’s capital needs will be correct and that we will not require additional financing. Moreover, there can be no assurance that we will be able to secure any such additional financing on favorable terms or otherwise. The absence of additional financing, when needed, could cause us to curtail operations and delay implementation of parts of our business plan and might materially adversely affect us and our prospects.

The following table summarizes contractual obligations and borrowings as of December 31, 2008, and the timing and effect that such commitments are expected to have on our liquidity and capital requirements in future periods (in thousands). We expect to fund these commitments primarily with raise of debt or equity capital.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Debt to related party	$820	$120	$700	$—	$—
Loans payable	196	121	58	17	—
Convertible debenture	563	563	—	—	—
Purchase obligations	—	—	—	—	—
Total	$1,579	$804	$758	$17	$—

Our Securities Purchase Agreement With Golden Gate Investors, Inc.

On December 19, 2007, we entered into a securities purchase agreement with Golden Gate Investors, Inc (GGI). The purchase agreement included four tranches of $1,500,000 each. The first tranche consisted of our 7.75% convertible debenture issued in exchange for $250,000 in cash and a promissory note for $1,250,000 issued by GGI which was to mature on February 1, 2012. The promissory note contained a prepayment provision which required GGI to make prepayments of interest and principal of $250,000 monthly upon satisfaction of certain conditions. One of the conditions to prepayment was that GGI may immediately sell all of the common stock issued upon Conversion (as defined in the debenture) pursuant to Rule 144 of the Securities Act of 1933. We were under no contractual obligation to ensure that GGI may immediately sell all of the Common Stock Issued at Conversion (as defined in the debenture) pursuant to Rule 144 under the Securities Act of 1934. In the event that GGI may not immediately sell all of the Common Stock Issued at Conversion pursuant to Rule 144, GGI would be under no obligation to prepay the promissory note and likewise under no obligation to exercise its conversion rights under the debenture. If GGI did not fully convert the debenture by its maturity on December 19, 2011, the balance of the debenture was to be offset by any balance due to us under the promissory note. As of September 30, 2009, the balances of the promissory note and debenture were $0 and $346,000, respectively. The balance of the debenture can be converted at any time with a conversion price as the lower of (i) $20.00, or (ii) 80% of the average of the three lowest daily volume weighted average price during the 20 trading days prior to GGI’s election to convert. We were not required to issue the shares unless a corresponding payment had been made on the promissory note. GGI converted $1.1 million of its convertible debenture through January 2010 receiving 952,696 shares of common stock.

GGI did not make its note payment due on October 21, 2008. On September 8, 2009, the Company entered into an addendum to the agreement with GGI. The balance of the note receivable, $250,000 was netted against the balance of the debenture. The outstanding balance of the debenture as of September 30, 2009 is $346,000. All future tranches were cancelled and terminated without penalty to either party.

As of the date of this prospectus, we owe GGI a total of $36,000, which at current conversion price can be converted into 10,638 shares of our common stock.

Our Securities Purchase Agreements With CDS Ventures of South Florida, LLC

On August 8, 2008, we entered into a securities purchase agreement with CDS Ventures of South Florida, LLC. Pursuant to the agreement, we issued 100 shares of Series A preferred stock, as well as a warrant to purchase an additional 50 shares of Series A preferred stock, for a cash payment of $1.5 million and the cancellation of two notes in aggregate amount of $500,000 issued to CD Financial, LLC. The shares of Series A preferred stock can be converted into our common stock at any time. The securities purchase agreement was amended on December 12, 2008 to provide that until December 31, 2010, the conversion price is $1.60, after which the conversion price is the greater of $1.60 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. Pursuant to the securities purchase agreement, we also entered into a registration rights agreement, under which we registered the shares of common stock issuable upon conversion of the Series A preferred stock for resale under the Securities Act of 1933. The Series A preferred stock accrues ten percent annual cumulative dividends, payable in additional shares of Series A preferred stock. We issued 15.1 shares of Series A preferred stock in dividends during 2009, as dividends for the years 2008 and 2009. The Series A preferred stock matures on February 1, 2013 and is only redeemable in our common stock.

In November 2009, CDS Ventures of South Florida, LLC exercised its right to purchase an additional 50 shares of Series A Preferred Stock in exchange for cancellation of a $1.0 million note issued to CD Financial, LLC.

On December 12, 2008, we entered into a second securities purchase agreement with CDS. Pursuant to this securities purchase agreement, we issued 100 shares of Series B preferred stock, as well as a warrant to purchase an additional 100 shares of Series B preferred stock, for a cash payment of $2.0 million. The shares of Series B preferred stock were convertible into our common stock at any time. Until December 31, 2010, the conversion price was $1.00, after which the conversion price was the greater of $1.00 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. We also granted CDS Ventures of South Florida, LLC registration rights under the Securities Act of 1933 with respect to the shares of common stock issuable upon conversion of the Series B preferred stock. The Series Preferred B stock accrued a ten percent annual cumulative dividend, payable in additional shares of Series B preferred stock. We issued 1 share of Series B preferred stock in dividends during the first quarter of 2009. The Series B preferred stock was scheduled to mature on December 31, 2013 and was only redeemable in our common stock.

On March 31, 2009, CDS Ventures of South Florida, LLC exercised its right to purchase an additional 100 shares of Series B preferred stock and executed a subscription agreement for $2.0 million. The monies for the subscription were paid on April 7 and May 1, 2009.

On December 23, 2009, CDS Ventures of South Florida, LLC converted all of the Series B preferred stock (including shares issuable in payment of accrued dividends) into 4,343,000 shares of common stock. We recorded a liability to CDS Ventures of South Florida, LLC for a $100,000 fee for their agreement to convert the Series B preferred stock into common stock on an expedited basis.

Certain covenants of the Series A preferred stock restrict us from entering into additional debt arrangements or permitting liens to be filed against our Company’s assets, without approval from the holder of the preferred stock. There is a mandatory redemption in cash, if we breach certain covenants of the agreements. The holders have liquidation preference of $20,000 per preferred stock in case of a liquidation of our company. We have the right to redeem the Series A preferred stock early by the payment in cash of 104% of the liquidation preference value. We may redeem the Series A preferred stock at any time on or after July 1, 2010.

Pursuant to the securities purchase agreement relating to our Series A preferred stock, CDS Ventures of South Florida, LLC was given the right to designate two members to our board of directors. The directors were designated in August 2008.

Our Convertible Loan Agreement With CDS Ventures of South Florida, LLC

On September 8, 2009, we entered into a convertible loan agreement with CDS Ventures of South Florida, LLC. Under the loan agreement, CDS Ventures of South Florida, LLC will lend us up to $6,500,000, with disbursements of the $2,000,000 during each of September, October and November 2009 and $500,000 in December 2009, provided that no disbursement shall be made in an amount less than $500,000. Any amounts not requested for disbursement in one calendar month can be carried over to a subsequent month and disbursed in addition to the maximum of such subsequent month. The loan is due on September 8, 2012 and carries a variable interest rate equal to 300 basis points over the one (1) month LIBOR. In January 2010, we agreed to increase the interest rate to 700 basis points over the one (1) month LIBOR. Commencing on September 8, 2010 and continuing each three month period thereafter, we will make payments of all accrued but unpaid interest only on the unpaid principal amount. The loan can at any time be converted to shares of our common stock at the Conversion Price. The “Conversion Price” was originally based on a price at $8.00 per share or a market price calculation at the date of conversion. In order to comply with the listing requirements for the Nasdaq Stock Market, in January 2010 the parties amended the convertible loan agreement to set the Conversion Price at $10.20 per share, which was the consolidated closing bid price of the common stock on the OTC Bulletin Board on the business day prior to the date the agreement was entered into. As of September 30, 2009, the outstanding balance of the loan was $1.7 million, net of unamortized debt discount of $259,000.

In connection with the loan agreement, CDS Ventures of South Florida, LLC was granted certain registration rights under the Securities Act of 1933 with respect to the shares of common stock issuable upon conversion of the debt under the loan agreement. Further, pursuant to the loan agreement, we agreed to expand our board of directors to seven members and CDS Ventures of South Florida, LLC was given the right to designate two additional members of our board of directors, which were designated in November and December of 2009.

Our Refinance Agreement With Lucille Santini

On September 8, 2009, we entered into a convertible loan agreement with Lucille Santini, a principal shareholder. We received advances from Ms. Santini at various times during 2004 and 2005, totaling $76,000 and $424,000, respectively. The advances carried interest at a rate variable with the prime rate. In July, 2008, the debt was refinanced, with interest at prime rate flat and monthly amortization of $5,000. A balloon payment of approximately $606,000 was due in January 2010. In July, 2009, the debt was refinanced again, with interest at prime rate flat and monthly amortization of $11,500. A balloon payment of approximately $451,600 was due in January 2011. This note together with a cash payment of $3,699 was exchanged for a new note due on September 8, 2012. This note carries a variable interest rate equal to 300 basis points over the one (1) month LIBOR. Commencing on September 8, 2010 and continuing each three month period hereafter, we will make payments of all accrued but unpaid interest only. The loan can at any time be converted to shares of our common stock at the Conversion Price. The “Conversion Price” is: (A) from September 8, 2009 through and including December 31, 2011, equal to the lesser of (i) $8.00 per share, or (ii)”Market Price” on the date of conversion (defined as the average of the ten daily volume weighted average prices for the ten trading days immediately preceding the date on which a conversion notice is received by us); or (B) after December 31, 2011 the greater of (i) $8.00 per share, or (ii) Market Price on the date of conversion, as appropriately adjusted for in either case stock splits, stock dividends and similar events; provided, however, that, the Conversion Price shall never be less than $2.00 regardless of Market Price on the date of conversion. The maximum number of shares of common stock to be issued based on the lowest Conversion Price possible is 307,500 shares. As of September 30, 2009, the outstanding balance of the loan was $431,000, net of unamortized debt discount of $181,000.

In connection with the refinance agreement, was also granted Ms. Santini certain registration rights under the Securities Act of 1933 with respect to the shares of common stock issuable upon conversion of the debt.

Other Related Party Transactions

We have accrued $171,000 for Stephen Haley’s salary from March 2006 through May 30, 2007. Mr. Haley, our CEO, also lent us $50,000 in February 2006. The two debts were restructured in to one note accruing 3% interest, monthly payments of $5,000 and with a balloon payment of $64,000 in January 2011. The outstanding balance as of December 31, 2009 was $121,000.

Our former COO lent us $50,000 in February 2008; the loan was repaid in March 2008. He also purchased in February 2008, 39,063 shares in a private placement for a total consideration of $75,000.

Jan Norelid, our former CFO, lent the Company $25,000 in February 2008, the loan was repaid in February 2008. He also purchased in February 2008, 12,255 shares in a private placement for a total consideration of $25,000.

Janice Haley, our Vice President of Strategic Accounts and Business Development, purchased in February 2008, 12,255 shares in a private placement for a total consideration of $25,000.

We rented in September, 2009, an office from a company affiliated with CD Financial LLC for $4,260 monthly until February 2010, and thereafter on a month-to-month basis. The rental fee was commensurate with other properties available in the market.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, their ages and positions, are as follows:

Name	Age	Position
Stephen C. Haley	52	Chief Executive Officer, President and Chairman of the Board of Directors
Geary W. Cotton	57	Chief Financial Officer and director
Jeffrey L. Perlman	45	Chief Operating Officer
Janice H. Haley	48	Vice President of Strategic Accounts and Business Development
James R. Cast	61	Director
William H. Milmoe	61	Director
Thomas E. Lynch	62	Director
Richard J. Swanson	55	Director
Christian A. Nast	78	Director

Stephen C. Haley is our Chief Executive Officer, President and Chairman of the board of directors, and has served in these capacities since January 2007, when we acquired Elite FX, Inc. Mr. Haley co-founded Elite FX, Inc., in April 2004 and served as its CEO from its inception until our acquisition of that company. From 2001 to March 2004, Mr. Haley, together with his wife, Janice Haley, invested in multiple beverage distribution and manufacturing companies. From 1999 to 2001, he held positions as COO and Chief Business Strategist for MAPICS, a publicly held, international software company with over 500 employees and $145 million in revenue. From 1997 to 1999, he was CEO of Pivotpoint, a Boston-based Enterprise Requirements Planning (ERP) software firm, backed by a venture capital group which included Goldman Sachs, TA Associates and Greyloc. He holds a BSBA in Marketing from the University of Florida.

Geary W. Cotton has been a director of our company since September 2008 and assumed the position of Chief Financial Officer in January 2010. Mr. Cotton is director of a privately held insurance industry company, XN Financial. From 1986 to 2000, Mr. Cotton was Chief Financial Officer of Rexall Sundown, a publicly-held manufacturer of vitamins and supplements. Mr. Cotton was a director and audit committee chairman of QEP Co. Inc. from 2002 to May 2006. Mr. Cotton is a retired certified public accountant with over 30 years of broad business experience in both public accounting and private industry. Mr. Cotton is a graduate of University of Florida.

Jeffrey L. Perlman is our Chief Operating Officer. Mr. Perlman joined our company in such capacity in January 2009. From 2002 to December 2008 Mr. Perlman was President of Community Ventures Inc., a consulting firm offering business development, public relations, government relations, strategic planning, publishing and economic development services. Mr. Perlman is the former mayor of the City of Delray Beach. Mr. Perlman is also a member of the board of directors of the Business Development Board of Palm Beach County, the Greater Delray Beach Chamber of Commerce and several other non-profit organizations. Mr. Perlman holds a BA in Political Science from the State University of New York, College at Oswego.

Janice H. Haley is our Vice President of Strategic Accounts and Business Development and has served in such capacity since our acquisition of Elite FX, Inc. in January 2007. Ms. Haley joined Elite FX, Inc., in June 2006 as Vice President of Marketing. From 2001 to June 2006, Ms. Haley, together with her husband Stephen C. Haley, was an investor in beverage distribution and manufacturing companies. Ms. Haley has over 20 years management expertise including the software technology industry in enterprise applications and manufacturing industries specializing in business strategy, sales and marketing. From 1999 to 2001 she was Director of Corporate Communications of MAPICS. From 1997 to 1999 she worked as Vice President of Marketing of Pivotpoint. Ms. Haley holds a BSBA in Marketing from University of Florida.

James R. Cast has been a director of our company in January 2007. Mr. Cast is a certified public accountant and is the owner of an Accounting firm in Ft. Lauderdale, Florida, which specializes in tax and business consulting. Prior to forming his firm in 1994, Mr. Cast was senior tax Partner-in-Charge of KPMG Peat Marwick’s South Florida tax practice. During his 22 years at KPMG Peat Marwick he also served the South Florida coordinator for all mergers, acquisitions, and business valuations. He is a member of AICPA and FICPA. He currently is a member of the board of directors of the Covenant House of Florida. He has a BA from Austin College and a MBA from the Wharton School at the University of Pennsylvania.

William H. Milmoe has been a director of our company since August 2008. Since January 2006, Mr. Milmoe has served as President and Chief Financial Officer of CDS International Holdings, Inc., a private investment firm. From 1997 to January 2006, he was CDS International Holdings, Inc.’s Chief Financial Officer and Treasurer. Mr. Milmoe is a certified public accountant with over 40 years of broad business experience in both public accounting and private industry. His financial career has included positions with PricewaterhouseCoopers, General Cinema Corporation, an independent bottler of Pepsi Cola products and movie exhibitor. Mr. Milmoe is member of both the Florida and the American Institute of Certified Public Accountants.

Thomas E. Lynch became a director of our company in November 2009. Mr. Lynch has been President of the Plastridge Insurance Agency, a local independent agency, since 1975. He has been a director of 1st United Bank since 2004 and on the Board of Governors for Citizens Property & Casualty Insurance since February 2009. He is also on the board of many charitable organizations and has served as an elected official for many government entities over the past twenty years. Mr. Lynch is a graduate of Loyola University in Chicago. He received his CPCU degree in 1978 from the American Institute for Property & Liability Underwriters.

Richard J. Swanson has been a director of our company since December 2009. Mr. Swanson has been a principal of the Swanson Group, a consumer products sales and marketing firm since 1998. Mr. Swanson is serving his second term as a member of the National Association of Chain Drug Stores Retail Advisory Board and currently functioning on its steering committee. Mr. Swanson has been a senior executive within the consumer products industry for 31 years and held positions with Procter & Gamble and Confab Corporation prior to forming his own sales and marketing firm in 1998. Mr. Swanson is a graduate of the University of Illinois.

Christian A. Nast has been a director of our company since January 2010. Mr. Nast was CEO of Rexall Sundown, a publicly-held manufacturer of vitamins and supplements, from 1997 until his retirement in 2000. From 1995 to 1997, Mr. Nast was Rexall Sundown’s President and COO. Mr. Nast was executive vice president for Colgate North America from 1989 until 1995. Mr. Nast was a director of QEP Co. Inc. from 1998 to July 2006 and of The Tilton School from 2002 until May of 2007. Nast earned a BA in Economics from Bates College and an MBA from New York University. He retired from the United States Marine Corps as a Major.

Janice Haley is Stephen C. Haley’s spouse. There are no other family relationships among our executive officers and directors.

Pursuant to the securities purchase agreement relating to the Series A preferred stock, CDS Ventures of South Florida, LLC was granted the right to designate two members of our five member board of directors. Messrs. Milmoe and Cotton are currently the designees of CDS Ventures of South Florida, LLC on our board of directors pursuant to this agreement. In connection with the loan agreement entered into with CDS Ventures of South Florida, LLC in September 2009, we agreed to expand our board of directors to seven persons and CDS Ventures of South Florida, LLC was granted the right to designate two additional directors or a majority of our board of directors. Messrs. Lynch and Swanson are its two additional designees.

Compensation of Directors

Our bylaws provide that, unless otherwise restricted by our certificate of incorporation, our board of directors has the authority to fix the compensation of directors. The directors may be paid their expenses, if any, related to attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as our director. Our bylaws further provide that no such payment will preclude any director from serving our company in any other capacity and receiving compensation therefore. Further, members of special or standing committees may be given compensation for attending committee meetings.

Effective January 18, 2007, non-employee directors received cash fees of $4,000 per year.

Effective January 1, 2010, the annual cash fee for outside directors is $12,000. In addition, members of the audit committee receive an additional annual cash fee of $2,000 and the chairman of the audit committee receives $2,000 for serving in such capacity. Members of the compensation and nominating and corporate governance committees receive an additional cash fee of $1,000.

In addition to the foregoing, each new member of the board of directors will receive stock options under our Amended 2006 Stock Incentive Plan to purchase 10,000 shares of our common stock upon joining the board of directors and each director will receive stock options to purchase 2,500 shares of our common stock upon the completion of each year of service. The exercise price of the stock options will be the fair market value of our common stock as of the date of grant.

Terms of Directors and Executive Officers

All of our directors serve until the next annual meeting of shareholders and until their successors are elected by shareholders and qualified, or until their earlier death, retirement, resignation or removal. Currently, our board of directors consists of seven persons, four of whom will be designated by CDS Ventures of South Florida, LLC. Our bylaws authorized the board of directors to designate from among its members one or more committees and alternate members thereof, as they deem desirable, each consisting of one or more of the directors, with such powers and authority (to the extent permitted by law and these bylaws) as may be provided in such resolution. Executive officers serve at the pleasure of the board of directors.

Board Committees and Independence

In November 2009, our board of directors established three committees, an audit committee, a compensation committee and a nominating and corporate governance committee. The audit committee currently consists of Messrs. Cast, Nast and Lynch, the compensation committee currently consists of Messrs. Cast, Nast and Milmoe and the nominating and corporate governance committee currently consists of Messrs. Milmoe, Nast and Cast. Our board of directors has determined that each of Messrs. Cast, Nast, Lynch and Milmoe is “independent” within the meaning of the applicable rules and regulations of the Securities and Exchange Commission and the listing standards of the Nasdaq Stock Market.

In addition, we believe each of Messrs. Cast, Nast, Milmoe and Lynch qualifies an “audit committee financial expert” as the term is defined by the applicable rules and regulations of the Securities and Exchange Commission and the Nasdaq Stock Market listing standards, based on their respective business professional experience in the financial and accounting fields. At the time of the listing of our common stock on the Nasdaq Stock Market, we will be required to certify to the Nasdaq Stock Market, that our audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Audit Committee

The audit committee assists our board of directors in its oversight of the company’s accounting and financial reporting processes and the audits of the company’s financial statements, including (i) the quality and integrity of the company’s financial statements, (ii) the company’s compliance with legal and regulatory requirements, (iii) the independent auditors’ qualifications and independence and (iv) the performance of our company’s internal audit functions and independent auditors, as well as other matters which may come before it as directed by the board of directors. Further, the audit committee, to the extent it deems necessary or appropriate, among its several other responsibilities, shall:

•	be responsible for the appointment, compensation, retention, termination and oversight of the work of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company;

•	discuss the annual audited financial statements and the quarterly unaudited financial statements with management and the independent auditor prior to their filing with the Securities and Exchange Commission in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;
•	review with the company’s financial management on a period basis (a) issues regarding accounting principles and financial statement presentations, including any significant changes in our company’s selection or application of accounting principles, and (b) the effect of any regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of our company;
•	monitor our company’s policies for compliance with federal, state, local and foreign laws and regulations and our company’s policies on corporate conduct;
•	maintain open, continuing and direct communication between the board of directors, the audit committee and our independent auditors; and
•	monitor our compliance with legal and regulatory requirements and shall have the authority to initiate any special investigations of conflicts of interest, and compliance with federal, state and local laws and regulations, including the Foreign Corrupt Practices Act, as may be warranted.

Mr. Cast is the chairman of our audit committee.

Compensation Committee

The compensation committee aids our board of directors in meeting its responsibilities relating to the compensation of our company’s executive officers and to administer all incentive compensation plans and equity-based plans of the company, including the plans under which company securities may be acquired by directors, executive officers, employees and consultants. Further, the compensation committee, to the extent it deems necessary or appropriate, among its several other responsibilities, shall:

•	review periodically our company’s philosophy regarding executive compensation to (i) ensure the attraction and retention of corporate officers; (ii) ensure the motivation of corporate officers to achieve our company’s business objectives, and (iii) align the interests of key management with the long-term interests of our company’s shareholders;
•	review and approve corporate goals and objectives relating to Chief Executive Officer compensation and other executive officers of our company;
•	make recommendations to the board of directors regarding compensation for non-employee directors, and review periodically non-employee director compensation in relation to other comparable companies and in light of such factors as the compensation committee may deem appropriate; and
•	review periodically reports from management regarding funding our company’s pension, retirement, long-term disability and other management welfare and benefit plans.

Mr. Milmoe is the chairman of our compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee recommends to the board of directors individuals qualified to serve as directors and on committees of the board of directors to advise the board of directors with respect to the board of directors composition, procedures and committees to develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and to oversee the evaluation of the board of directors and our company’s management.

Further, the nominating and corporate governance committee, to the extent it deems necessary or appropriate, among its several other responsibilities shall:

•	recommend to the board of directors and for approval by a majority of independent directors for election by shareholders or appointment by the board of directors as the case may be, pursuant to our bylaws and consistent with the board of director’s evidence for selecting new directors;
•	review the suitability for continued service as a director of each member of the board of directors when his or her term expires or when he or she has a significant change in status;

•	review annually the composition of the board of directors and to review periodically the size of the board of directors;
•	make recommendations on the frequency and structure of board of directors meetings or any other aspect of procedures of the board of directors;
•	make recommendations regarding the chairmanship and composition of standing committees and monitor their functions;
•	review annually committee assignments and chairmanships;
•	recommend the establishment of special committees as may be necessary or desirable from time to time; and
•	develop and review periodically corporate governance procedures and consider any other corporate governance issue.

Mr. Milmoe is the chairman of our nominating and corporate governance committee.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business. This document will be made available in print, free of charge, to any shareholder requesting a copy in writing from our Secretary at our executive offices in Delray Beach, Florida. A copy of our code of ethics is available on our website at www.celsius.com.

EXECUTIVE COMPENSATION

Summary Executive Compensation Table

The following table sets forth certain information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer and our two other most highly compensated executive officers who earned at least $100,000 during the periods described below. No other executive officer had compensation of $100,000 or more for the periods described below.

Name & Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non- Qualified Deferred Compensation Earnings	All Other(1) Compensation	Total Compensation
Stephen C. Haley, President, CEO and Chairman of the Board	2009	$159,877	$—	$—	$245,377	$—	$—	$—	$405,254
	2008	$141,231	$—	$—	$—	$—	$—	$—	$141,231
	2007	$93,877	$—	$—	$24,769	$—	$—	$51,000	$169,646
Jan A. Norelid, CFO(2)	2009	$159,877	$—	$—	$245,377	$—	$—	$7,478	$405,254
	2008	$141,092	$—	$—	$62,120	$—	$—	$7,200	$210,412
	2007	$135,831	$—	$25,000	$20,271	$—	$—	$4,985	$186,087
Jeffrey Perlman, COO	2009	$141,231	$—	$—	$518,428	$—	$—	$—	$659,656
	2008	$—	$—	$—	$—	$—	$—	$—	$—
	2007	$—	$—	$—	$—	$—	$—	$—	$—
Janice H. Haley, Vice President	2009	$123,615	$—	$—	$122,688	$—	$—	$—	$246,303
	2008	$98,077	$—	$—	$17,256	$—	$—	$—	$115,333
	2007	$103,846	$—	$—	$33,025	$—	$—	$—	$136,871

(1)	From March 2006 through part of May 2007 the Company accrued Mr. Haley’s salary and $120,000 have still not paid it, the accrued amounts are shown under All Other Compensation as $51,000 for 2007.

Mr. Norelid received $7,478, $7,200 and $4,985 in health insurance reimbursement, for 2009, 2008 and 2007, respectively.

(2)	Mr. Norelid stepped down as an executive officer and director or our company in January 2010.

Director Compensation

The following table sets forth with respect to the named director, compensation information inclusive of equity awards and payments made in the year ended December 31, 2009:

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total Compensation
James R. Cast(1)(2)	$4,000	$—	$23,096	$—	$—	$—	$27,096
William H Milmoe(1)(3)	$4,000	$—	$92,384	$—	$—	$—	$96,384
Geary W. Cotton(1)(3)	$4,000	$—	$92,384	$—	$—	$—	$96,384
Thomas E. Lynch(4)	$—	$—	$61,100	$—	$—	$—	$61,100
Richard J. Swanson(5)	$—	$—	$42,364	$—	$—	$—	$42,364

(1)	Cash compensation to non-employee directors through December 31, 2009 was set at $4,000 annually. The fee of $4,000 for the year of service ended in January 2009 was paid to the directors in 2010.
(2)	Represents options to purchase 2,500 shares of common stock issued to Mr. Cast in August 2009 at an exercise price equal to $10.80 per share.
(3)	Represents options to purchase 10,000 shares of common stock issued to Mr. Milmoe and Mr. Cotton in August 2009 at an exercise price equal to $10.80 per share
(4)	Represents options to purchase 10,000 shares of common stock issued to Mr. Lynch in November 2009 at an exercise price equal to $7.20 per share
(5)	Represents options to purchase 10,000 shares of common stock issued to Mr. Swanson in December 2009 at an exercise price equal to $5.06 per share

Employment Agreements

We are party to an employment agreement with Stephen C. Haley, our Chief Executive Officer and Chairman of the Board, which expires on December 31, 2011. The agreement with Mr. Haley provides for a base annual salary of $165,000 and a discretionary annual bonus. Mr. Haley is entitled to severance benefits if his employment is terminated upon his death or by us other than for cause. These severance benefits include (a) a lump sum payment in the event of his death equal to his annual base salary plus the annualized amount of incentive compensation paid Mr. Haley most recently multiplied by the term remaining in his employment agreement and (b) a lump sum payment in the event of a termination other than for cause equal to his annual base salary plus the annualized amount of incentive compensation paid Mr. Haley most recently multiplied by the greater of the term remaining in his employment agreement or one year, and a continuation of all other benefits through for the greater of the term remaining in his employment agreement or one year. If Mr. Haley terminates his employment for reasons other than our breach of the agreement or if we terminate the agreement for cause, Mr. Haley will not be entitled to severance benefits.

We are also party to employment agreement with Janice Haley, our Vice President, which provides for a base annual salary of $120,000 and an annual discretionary bonus. This agreement expires December 31, 2010. If Ms. Haley’s employment agreement is terminated other than for cause she is entitled to severance benefits equal to one twelfth of the sum of her then current annual base salary plus the annualized amount of incentive compensation paid to her within the last year before the date of termination, multiplied by the greater of (i) the number of full and partial months remaining in the term of the agreement or (ii) three months.

If after a change of control, excluding control by CD Financial, LLC and/or its affiliates, either Mr. Haley or Ms. Haley terminates his or her respective employment agreement, then a severance benefit is due to the employee. The severance benefits consist of a lump sum payment equal to his or her annual base salary plus the annualized amount of incentive compensation multiplied by two years, in the case of Mr. Haley, and the greater of six months or the remaining employment agreement term in the case of Ms. Haley.

On January 5, 2009 we entered into an employment agreement with Jeffrey Perlman, our Chief Operating Officer. It provides for a base annual salary of $144,000, and an annual discretionary bonus. If Mr. Perlman’s employment agreement is terminated other than for cause, he is entitled to severance in an amount equal to his then current annual base salary plus the annualized amount of incentive compensation paid to him within the last year before the termination date, multiplied by the number of full and partial years remaining in the term of the agreement.

Bonus plans have not yet been established by the board of directors or the compensation committee, but may contain items such as goals to achieve certain revenue, to reduce cost of production, to achieve certain gross margin, to achieve financing and similar criteria.

These employment agreements may be terminated by us for cause, which includes the executive committing an act or an omission resulting in a willful and material breach of or failure or refusal to perform his or her duties, committing fraud, embezzlement, misappropriation of funds or breach of trust in connection with his or her services, conviction of any crime which involves dishonesty or breach of trust, or acts of gross negligence in the performance of his or her duties (provided that we give the executive notice of the basis for the termination and an opportunity for 15 days to cease committing the alleged conduct) or violation of the confidentiality or non-competition requirements of the employment agreement.

Under the terms of each of the employment agreements, during the term of employment and during the severance period, but in no event not less than one year, after termination of employment, neither Mr. Haley nor Ms. Haley may own, manage or work for, directly or work for, a competitive business in any geographic region in which we conduct business. A competitive business is the manufacturing export, sale or distribution of calorie-burning beverages and supplements. The post-employment noncompete period for an employee can be extended by an additional year if we pay the employee an amount equal to 30% of his or her last annual base salary and bonuses.

The compensation package for Geary W. Cotton, who became our Chief Financial Officer in January 2010, will consist of a base salary of $120,000 and a grant under our Amended 2006 Stock Incentive Plan of options to purchase 150,000 shares of common stock at an exercise price of $4.25 per share, vesting over a three-year period. It is anticipated that we will enter into an employment agreement with Mr. Cotton setting forth these terms, as well as severance, change in control and non-competition provisions comparable to those contained in the employment agreements with Mr. Haley.

In January 2010, Jan Norelid, who had served as our Chief Financial Officer and a director since January 2007, stepped down from those positions. Mr. Norelid will remain with the Company for a period of between three and six months to assist Geary W. Cotton, who became our Chief Financial Officer in January 2010. Mr. Norelid will be owed approximately $340,000 in severance pursuant to the terms of his employment.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to stock awards and grants of options to purchase our common stock outstanding to the named executive officers at December 31, 2009.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options # Exercisable	Number of Securities Underlying Unexercised Options # Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares of Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Stephen C. Haley, CEO	—	—	25,000	$10.80	8/7/2019	—	—	—	—
Jan A. Norelid, CFO(2)	—	—	25,000	$10.80	8/7/2019	—	—	—	—
Jeffrey Perlman, COO(3)	—	—	100,000	various	various	—	—	—	—
Janice H. Haley, VP	—	—	12,500	$10.80	8/7/2019	—	—	—	—

(1)	Adjusted to give effect to our 1-for-20 reverse stock split implemented in December 2009. All grants are under our Amended 2006 Stock Incentive Plan.
(2)	Mr. Norelid stepped down as an executive officer and director of our company in January 2010.
(3)	Mr. Perlman was granted 50,000 options with an exercise price of $0.86 in January 2009 and 50,000 options with an exercise price of $10.80 in August 2009, both of which expire 10 years after issuance.

In January 2010, options to purchase 150,000 shares of our common stock were granted to Geary W. Cotton, upon his assuming the position of Chief Financial Officer of our company, and options to purchase 15,000 shares of our common stock were granted to Jan Norelid as part of his separation agreement. The exercise price of such options is $4.25 per share.

Amended 2006 Incentive Stock Plan

In January 2007, we adopted our 2006 Incentive Stock Plan, which was amended in July 2009. The Amended 2006 Incentive Stock Plan provides for equity incentives to be granted to our employees, officers or directors or to key advisers or consultants. Equity incentives may be in the form of stock options with an exercise price not less than the fair market value of the underlying shares as determined pursuant to the Amended 2006 Incentive Stock Plan, stock appreciation rights, restricted stock awards, stock bonus awards, other stock-based awards, or any combination of the foregoing. The Amended 2006 Incentive Stock Plan is administered by the compensation committee of the board of directors. In the absence of such committee, the board of directors administers the plan. 2,500,000 shares of common stock are reserved for issuance pursuant to the exercise of awards under the Amended 2006 Incentive Stock Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of February 5, 2010 and as adjusted for this offering for:

•	each of our executive officers and directors;
•	all of our executive officers and directors as a group; and
•	any other beneficial owner of more than five percent (5%) of our outstanding common stock.

	Shares Beneficially Owned(2)(3) Number	Percentage of Voting Power(2)(3)
Name and Address of Beneficial Owner(1)		Before Offering	After Offering
Carl DeSantis(4)	7,605,581	51.6%	41.5%
William H. Milmoe(5)	7,605,581	51.6%	41.5%
CD Financial, LLC(6)	7,602,581	51.6%	41.5%
CDS Ventures of South Florida, LLC(7)	7,043,380	47.8%	38.4%
Stephen C. Haley(8)	1,437,541	11.8%	9.1%
Lucille Santini(9)	1,051,953	8.6%	6.7%
Joseph & Gionis LLC	850,000	6.9%	5.3%
Janice Haley(10)	158,480	1.3%	1.0%
Jeffrey Perlman(11)	16,667	0.1%	0.1%
James Cast(12)	18,998	0.2%	0.1%
Geary Cotton(13)	2,500	0.0%	0.0%
Thomas Lynch	—	—%	—%
Richard Swanson	—	—%	—%
Christian Nast	—	—%
All executive officers and directors as a group (8 persons)(14)	9,239,767	61.5%	49.6%

(1)	Unless otherwise noted in the table above, the address of each beneficial owner listed on the table is c/o Celsius Holdings, Inc., 140 NE 4th Avenue, Suite C, Delray Beach, FL 33483.
(2)	Based on 12,029,519 shares of common stock outstanding as of February 5, 2010 and 15,629,519 shares outstanding after this offering, together with shares of common stock issuable upon exercise or conversion of warrants, stock options and convertible securities, which are presently exercisable or convertible or which become exercisable or convertible within 60 days of the date of this prospectus, for each shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(3)	Shares of our Series A preferred stock vote on an “as converted” basis together with our common stock on all matters presented for a shareholder vote, except as required by Nevada law. As of the date of this prospectus, 2,063,125 shares of our common stock are issuable upon conversion of our outstanding shares of Series A preferred stock.
(4)	Includes (a) 4,343,000 shares of common stock held or recorded by CDS Ventures of South Florida, LLC, which shares were issued upon conversion of our Series B preferred stock; (b) 5,000 shares of common stock held at record by Mr. DeSantis, (c) 559,201 shares of common stock held of record by CD Financial, LLC, (d) 2,063,125 shares of common stock issuable upon conversion of shares of Series A preferred stock held of record by CDS Ventures of South Florida, LLC, and (e) 637,255 shares of common stock issuable upon conversion of a $6.5 million convertible promissory note held of record by CDS Ventures of South Florida, LLC. Voting power of shares of common stock beneficially owned by CD Financial, LLC and CDS Ventures of South Florida, LLC is shared by Carl DeSantis and William H. Milmoe. Mr. Milmoe does not have dispositive power with respect to such shares.

(5)	Includes (a) 500 shares of common stock held of record by Mr. Milmoe, (b) 2,500 shares of common stock issuable upon exercise of stock options, (c) the 559,201 shares of common stock held of record by CD Financial, LLC and (d) the 7,043,380 shares of common stock beneficially owned by CDS Ventures of South Florida, LLC as more fully described in footnote (4) above. Mr. Milmoe and Carl De Santis share voting power with respect to shares of common stock beneficially owned by CDS Financial, LLC and CDS Ventures of South Florida, LLC. Mr. Milmoe does not have dispositive power with respect to such shares.
(6)	Includes (a) 559,201 shares of common stock held of record by CD Financial, LLC and (b) 7,043,380 shares of common stock beneficially owned by CDS Ventures of South Florida, LLC, as more fully described in footnote (4) above.
(7)	Includes 7,043,380 shares of common stock beneficially owned by CDS Ventures of South Florida, LLC as described in footnote (4) above.
(8)	Includes (a) 1,337,247 shares of common stock held of record by Mr. Haley and (b) 100,294 shares of common stock issuable upon exercise of stock options held by Mr. Haley. Excludes all shares of common stock owned of record and beneficially by Janice Haley, Mr. Haley’s spouse, in which shares he disclaims beneficial ownership.
(9)	Includes (a) 907,247 shares of common stock held of record by Ms. Santini and (b) 121,542 shares of common stock issuable to Ms. Santini upon conversion of a convertible promissory note.
(10)	Includes (a) 12,255 shares of common stock held of record by Ms. Haley and (b) 146,225 shares of common stock issuable upon exercise of stock options held by Ms. Haley. Does not include shares of common stock owned of record or beneficially by Stephen C. Haley, her spouse, in which shares Ms. Haley disclaims beneficial ownership.
(11)	Includes 16,667 shares of common stock issuable upon exercise of stock options held by Mr. Perlman.
(12)	Includes 18,998 shares of common stock issuable upon exercise of stock options held by Mr. Cast.
(13)	Includes 2,500 shares of common stock issuable upon exercise of stock options held by Mr. Cotton.
(14)	Includes shares of common stock owned of record and beneficially as described in footnotes (5), (8) and (10) through (13).

Lock Up Agreements

Our executive officers, directors, Carl DeSantis, CDS Ventures of South Florida, LLC and CD Financial, LLC, have agreed that they will not directly or indirectly sell, offer, contract to sell, make a short sale, pledge or otherwise publicly dispose of any shares of our common stock (or any of our securities exercisable for or convertible into common stock) owned by them, for a period of 180 days after the date of this prospectus, without the prior consent of Ladenburg Thalmann & Co. Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 8, 2009, we entered into a convertible loan agreement with Lucille Santini, a principal shareholder. We received advances from Ms. Santini at various times during 2004 and 2005, totaling $76,000 and $424,000, respectively. The advances carried interest at a rate variable with the prime rate. In July, 2008, the debt was refinanced, with interest at prime rate flat and monthly amortization of $5,000. A balloon payment of approximately $606,000 was due in January 2010. In July, 2009, the debt was refinanced again, with interest at prime rate flat and monthly amortization of $11,500. A balloon payment of approximately $451,600 was due in January 2011. This note together with a cash payment of $3,699 was exchanged for a new note due on September 8, 2012. This note carries a variable interest rate equal to 300 basis points over the one (1) month LIBOR. Commencing on September 8, 2010 and continuing each three month period hereafter, we will make payments of all accrued but unpaid interest only. The loan can at any time be converted to shares of our common stock at the Conversion Price. The “Conversion Price” is: (A) from September 8, 2009 through and including December 31, 2011, equal to the lesser of (i) $8.00 per share, or (ii)”Market Price” on the date of conversion (as defined above); or (B) after December 31, 2011 the greater of (i) $8.00 per share, or (ii) Market Price on the date of conversion, as appropriately adjusted for in either case stock splits, stock dividends and similar events; provided, however, that, the Conversion Price shall never be less than $2.00 regardless of Market Price on the date of conversion. The maximum number of shares of common stock to be issued based on the lowest Conversion Price possible is 307,500 shares. As of September 30, 2009, the outstanding balance of the loan was $431,000, net of unamortized debt discount of $181,000.

In connection with the refinance agreement, Ms. Santini was also granted certain registration rights under the Securities Act of 1933 with respect to the shares of common stock issuable upon conversion of the debt.

We have accrued $171,000 in salary for Mr. Haley, our CEO, from March 2006 through May 30, 2007. Mr. Haley also lent us $50,000 in February 2006. The two debts were restructured in July 2008 into one note accruing 3% interest, no collateral, monthly payments of $5,000 and with a balloon payment of $64,000 in January 2011. The outstanding balance as of September 30, 2009 was $155,000.

Mr. Haley guaranteed the Company’s obligations under a factoring agreement with Bibby Financial Services, Inc, which subsequently was cancelled in November 2008. Mr. Haley has also guaranteed the financing of vehicles on our behalf, and previously guaranteed the office lease for the Company. Mr. Haley was not compensated for issuing the guarantees.

On August 8, 2008, we entered into a securities purchase agreement with CDS Ventures of South Florida, LLC. Pursuant to the agreement, we issued 100 shares of Series A preferred stock, as well as a warrant to purchase an additional 50 shares of Series A preferred stock, for a cash payment of $1.5 million and the cancellation of two notes in aggregate amount of $500,000 issued to CD. The shares of Series A preferred stock are convertible into our common stock at any time. The securities purchase agreement was amended on December 12, 2008 to provide that until December 31, 2010, the conversion price is $1.60, after which the conversion price is the greater of $1.60 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. Pursuant to the securities purchase agreement, we also entered into a registration rights agreement, pursuant to which we registered the common stock issuable upon conversion of the Series A preferred stock for resale under the Securities Act of 1933. The Series A preferred stock accrues ten percent annual cumulative dividends, payable in additional shares of Series A preferred stock. We issued 15.1 shares of Series A preferred stock in dividends during 2009, as dividends for the years 2008 and 2009. The Series A preferred stock matures on February 1, 2013 and is only redeemable in our common stock.

In November 2009, CDS Ventures of South Florida, LLC exercised its right to purchase an additional 50 shares of Series A preferred stock in exchange for cancellation of a $1.1 million note issued to CD Financial, LLC.

On December 12, 2008, we entered into a second securities purchase agreement with CDS. Pursuant to this securities purchase agreement, we issued 100 shares of Series B preferred stock, as well as a warrant to purchase an additional 100 shares of Series B preferred stock, for a cash payment of $2.0 million. The shares of Series B preferred stock were convertible into our common stock at any time. Until December 31, 2010, the conversion price was $1.00, after which the conversion price was the greater of $1.00 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. We also granted CDS

Ventures of South Florida, LLC certain registration rights under the Securities Act of 1933 with respect to the shares of common stock issuable upon conversion of the Series B preferred stock. The Series Preferred B stock accrued a ten percent annual cumulative dividend, payable in additional shares of Series B preferred stock. We issued 1 share of Series B preferred stock in dividends during the first quarter of 2009. The Series B preferred stock was scheduled to mature on December 31, 2013 and was only redeemable in our common stock.

On March 31, 2009, CDS Ventures of South Florida, LLC exercised its right to purchase additional 100 shares of Series B preferred stock and executed a subscription agreement for $2.0 million. The monies for the subscription were paid on April 7 and May 1, 2009.

On December 23, 2009, CDS Ventures of South Florida, LLC converted all of the shares of Series B preferred stock (including shares issuable in payment of accrued dividends) into 4,343,000 shares of common stock. We recorded a liability to CDS Ventures of South Florida, LLC, for a $100,000 fee for their agreement to convert the Series B preferred stock into common stock on an expedited basis.

Certain covenants of the Series A preferred stock restrict us from entering into additional debt arrangements or permitting liens to be filed against our Company’s assets, without approval from the holder of the preferred stock. There is a mandatory redemption in cash, if we breach certain covenants of the agreements. The holders have liquidation preference of $20,000 per share in case of a liquidation of our company. We have the right to redeem the preferred shares early by the payment in cash of 104% of the liquidation preference value. We may redeem the Series A preferred stock at any time on or July 1, 2010.

On September 8, 2009, we entered into a convertible loan agreement with CDS Ventures of South Florida, LLC. Under the loan agreement, CDS Ventures of South Florida, LLC will lend us up to $6,500,000, with disbursements of the $2,000,000 during each of September, October and November 2009 and $500,000 in December 2009, provided that no disbursement shall be made in an amount less than $500,000. Any amounts not requested for disbursement in one calendar month can be carried over to a subsequent month and disbursed in addition to the maximum of such subsequent month. The loan is due on September 8, 2012 and carries a variable interest rate equal to 300 basis points over the one (1) month LIBOR. In January 2010, we agreed to increase the interest rate to 700 basis points over the one (1) month LIBOR. Commencing on September 8, 2010 and continuing each three month period thereafter, we will make payments of all accrued but unpaid interest only on unpaid principal balance. The loan is convertible at any time into shares of our common stock at the Conversion Price. The “Conversion Price” was originally based on a price of $8.00 per share or a market price calculation at the date of conversion. In order to comply with the listing requirements for the Nasdaq Stock Market, LLC, in January 2010, the parties amended the convertible loan agreement to increase the Conversion Price at $10.20 per share, which was the consolidated closing bid price of the common stock on the OTC Bulletin Board on the business day prior to the date the agreement was entered into. As of September 30, 2009, the outstanding balance of the loan was $1.7 million, net of unamortized debt discount of $259,000.

In connection with the loan agreement, CDS Ventures of South Florida, LLC was granted certain registration rights under the Securities Act of 1933 with respect to the agreement with CDS Ventures of South Florida, LLC pursuant to which we filed a registration statement with the Securities and Exchange Commission in October shares of common stock issuable upon conversion of the debt under the loan agreement.

Under its various securities purchase and loan agreements with us, CDS Ventures of South Florida, LLC has the right to designate four out of seven members of our board of directors, which have all been nominated.

We fund part of our working capital from a line of credit with CD Financial, LLC. The line of credit was entered into in December 2008 and is for $1.0 million. The interest rate is LIBOR rate plus three percent on the outstanding balance. The line expires in December 2010 and is renewable. In connection with the revolving line of credit we have entered into a loan and security agreement under which we have pledged all our assets as security for the line of credit. The outstanding balance under the line of credit as of September 30, 2009 was $550,000.

We have entered into a six month lease agreement expiring in March 2010 for office space with CDR Plaza, Ltd. a company controlled by Carl DeSantis. The monthly rate is $4,000 for a 3,000 square foot space, which we believe to be comparable to market rates.

Related party transactions are contracted on terms comparable to the terms of similar transactions with unaffiliated parties. As part of our code of ethics, any related party transaction must be approved in advance. If the interested party is an officer or director of the Company, approval must be obtained from of a majority of the Audit Committee of the Board or the Board itself, provided that only those that do not have a relationship or an interest in the transaction are eligible to cast a vote. In each such case, the full scope of the conflict of interest must be disclosed to senior management and the Audit Committee

Conflicts Relating to Executive Officers and Directors

To date, we do not believe that there are any conflicts of interest involving our executive officers or directors.

With respect to transactions involving real or apparent conflicts of interest, we have adopted policies and procedures which require that: (i) the fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval, (ii) the transaction be approved by a majority of our disinterested outside directors, and (iii) the transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

DESCRIPTION OF SECURITIES

Capital Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share and 2,500,000 shares of preferred stock, par value $0.001 per share.

Common Stock

All shares of our common stock that are presently issued and outstanding are fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock, voting together with holders of our Series A preferred stock as a single class, can elect all of the directors. Holders of our capital stock representing a majority of the voting power of our capital stock entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our shareholders. A vote by the holders of a majority of our outstanding capital stock entitled to vote is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that our board of directors, in its discretion, declares from legally available funds, subject to preferences granted to shares of preferred stock, including the Series A preferred stock. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock, including the Series A preferred stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue such shares of preferred stock in one or more series and to fix the rights, preferences and the number of shares constituting any series or the designation of such series. While our Articles and bylaws do not contain any provisions that may delay, defer or prevent a change in control, the issuance of preferred stock may have the effect of delaying or preventing a change in control or make removal of our management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock.

Series A Preferred Stock

Of the 2,500,000 shares of preferred stock we are authorized to issue, 154 shares have been designated as Series A preferred stock and were issued and outstanding as of September 30, 2009.

The Series A preferred stock is convertible into common stock at any time at the option of the holder at a conversion price of $1.60 through December 31, 2009, after which the conversion price is the greater of $1.60 or 90% of the volume weighted average price of the common stock for the 10 trading days prior to the date of conversion. The conversion price is subject to adjustment in the event of stock dividends, stock splits and similar events. The Series A preferred stock accrues cumulative annual dividends at the rate of 10% per annum, payable in additional shares of Series A preferred stock and provides for a liquidation preference of $20,000 per share. The Series A preferred stock may be redeemed by us at any time on or after July 1, 2010 at a redemption price equal to 104% of the liquidation preference and is mandatorily redeemable if certain covenants of the Series A preferred stock are breached, at a redemption price equal to the liquidation preference.

The holders of the Series A preferred stock vote on an “as converted” basis, together with holders of common stock as a single class on all matters presented to shareholders for a vote, except as required by law. In addition, certain covenants of the Series A preferred stock require consent of the holders of a majority of the outstanding shares of Series A preferred stock to us entering certain arrangements, including incurring additional debt or permitting the filing of additional liens.

Series B Preferred Stock

Of the 2,500,000 shares of preferred stock we are authorized to issue, 201 shares were designated as Series B preferred stock and were issued and outstanding as of December 23, 2009, at which time the shares of Series B preferred stock (including shares issuable in payment of accrued dividends) were converted into 4,343,000 shares of common stock.

Warrants Included in the Units

Number of Warrants; Warrant Agent

After consummation of the offering, 900,000 warrants to purchase an aggregate of 900,000 shares of common stock will be outstanding, assuming no exercise of the over-allotment option. Each warrant entitles the holder to purchase one share of common stock at an exercise price per share equal to 33% of the public offering price per unit, during the three-year period commencing on the date of this prospectus. The warrants are being issued pursuant to a Warrant Agreement entered into between us and Interwest Transfer Company, Inc., as warrant agent. The warrants will be issued separately from the common stock included in the units offered hereby and will be transferable separately immediately thereafter. The warrants may be in certificated form or represented by one or more book-entry certificates.

Exercise and Duration of Warrants

Warrants may be exercised by delivering, not later than 5:00 P.M., New York time, on any business day during the exercise period to the warrant agent the certificate representing the warrant or, in the case of book-entry warrants, the warrants being exercised free on the records of the Depositary Trust Company (DTC) to an account of the warrant agent at DTC along with a completed election to purchase and the payment of the exercise price for each warrant to be exercised by certified or official bank check or by bank wire transfer in immediately available funds.

If we are unable to issue the shares of common stock upon exercise of the warrants because the registration statement covering the shares is subject to a stop order or has had its effectiveness suspended or withdrawn or if we are otherwise unable to issue the shares, and no exemption from registration is available by virtue of a cashless exercise as described below or otherwise, the warrants will not be exercisable. In such event, the warrants will not expire until ten days after the date we are first able to issue the shares of common stock. In no event may the warrants be net cash settled.

Cashless Exercise

If a registration statement, or an exemption from registration, is not available for the resale of the shares underlying the warrants, the warrants may also be exercised on a cashless basis pursuant to which the holder will receive a net number of shares of common stock determined according to the following formula:

Net number of shares =
(A × B) - (A × C)

B

where:

A = the total number of shares with respect to which the warrant is then being exercised;

B = the arithmetic average of the closing sale prices of the shares of common stock for the five consecutive trading days ending on the date immediately preceding the date of exercise; and

C = the exercise price then in effect.

Delivery of Shares Upon Exercise

Shares of common stock issuable upon exercise of the warrants will be issued to the holder no later than 5:00 P.M., New York time, on the third business day after the proper exercise of the warrants. In lieu of delivering physical certificates representing shares of common stock issuable upon the exercise of warrants, if our transfer agent is participating in DTC’s Fast Automated Securities Transfer program, we will use our reasonable best efforts to cause the transfer agent to electronically transmit the shares by crediting the account of the registered holder’s prime broker with DTC or of a participant through DTC’s Deposit Withdrawal Agent Commission system.

Certain Adjustments

The exercise price and number of shares of common stock issuable on exercise of the warrants is subject to adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization or similar transaction. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices. In the event of a fundamental transaction involving our consolidation or merger with or into another entity where we are not the surviving entity, the sale or all or substantially all of our properties or assets or the reorganization, recapitalization or reclassification of our common stock, it is a condition to such fundamental transaction that any successor to us whose common stock is traded on an eligible market assume or remain bound by the warrants to deliver in exchange for the warrants a written instrument substantially similar to the warrants entitling the holder to acquire the successor’s capital stock at an exercise price that reflects the terms of the transaction. In the event that the successor does not have common stock traded on an eligible market, a holder of warrants will be entitled to receive an instrument substantially similar to the warrants exercisable for the consideration that would have been issuable in the fundamental transaction had the warrants been exercised immediately prior thereto.

Limitations on Exercise

The number of shares of common stock that may be acquired by the registered holder upon any exercise of warrants shall be limited to the extent necessary to insure that, following such exercise, the total number of shares of common stock then beneficially owned by such holder and its affiliates any other persons whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, does not exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise). This restriction may not be waived.

No Rights as Shareholders

Warrant holders do not have the rights or privileges of holders of common stock, including voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Amendments

The warrants provide that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity, to cure, correct or supplement any defective provision, or to add or change any other provisions that do not adversely affect the interest of the warrant holders. All other changes require the written consent of the underwriter and the holders of a majority of the then outstanding warrants.

Fractional Shares

No fractional shares will be issued upon exercise of the warrants. If a holder exercises warrants and would be entitled to receive a fractional interest of a share, we will round up or down the number of common stock to be issued to the warrant holder to the nearest whole number of shares.

Transfer Taxes

We will not pay any stamp or other tax or governmental charge required to be paid in connection with any transfer involved in the issue of shares of common stock issuable upon the exercise of warrants. In the event of any such transfer, we will not issue or deliver any shares until such tax or other charge shall have been paid or it has been established to our satisfaction that no such tax or other charge is due.

You should review a copy of the warrant agreement, which will be filed as an exhibit to this registration statement, for a complete description of the terms and conditions of the warrants.

Other Warrants

In connection with an investor’s purchase of 50,000 shares of common stock in March 2008, a warrant to purchase 35,000 shares at an exercise price of $2.60 per share was issued to the investor. This warrant expires in March, 2011.

An investment banker received as compensation a warrant to purchase 3,750 shares of our common stock with an exercise price of $26.20 per share. This warrant expires in July 2012.

We entered into an agreement with Mario Lopez for services pursuant to which we granted a company affiliated with Mr. Lopez a warrant to purchase 50,000 of our common stock at the exercise price of $9.00 per share. This warrant expires in November 2012.

We have entered in to a letter of intent with a food broker pursuant to which at the time of consummation of a definitive agreement with the food broker, we will issue the food broker a three-year warrant to purchase 50,000 shares of our common stock at an exercise price equal to the current market price.

Convertible Promissory Notes and Debentures

In September 2009, we issued two convertible promissory notes, one to CDS Ventures of South Florida, LLC to evidence advances under a loan agreement of up to $6,500,000 and one to Lucille Santini, a principal shareholder, in the principal amount of $615,000. The unpaid principal amount due under these notes is convertible at the option of the holder at any time prior to maturity. The conversion price under the Santini note is (i) through December 31, 2001, the lesser of (a) $8.00 per share or (b) “Market Price” on the date of conversion or (ii) after December 31, 2001, the greater of (a) $8.00 per share or (b) “Market Price” on the date of conversion, but shall in no event be less than $2.00 per share. The conversion price under the CDS Ventures of South Florida, LLC note is $10.20. The conversion price for both notes is subject to adjustment in the event of stock splits, stock dividends or similar events. The maximum number of shares issuable upon conversion of the promissory notes is 637,255 shares under the note issued to CDS Ventures of South Florida, LLC and 307,500 shares under the note issued to Lucille Santini.

In December 2007, we issued a convertible debenture of $1.5 million to Golden Gate Investors, Inc. GGI can convert the debenture at any time with the conversion price as the lower of (i) $20.00, or (ii) 80% of the average of the three lowest daily volume weighted average price during the 20 trading days prior to GGI’s election to convert. As of the date of this prospectus we owe GGI a total of $36,000, which at current conversion price can be converted into 10,638 shares of our common stock.

Dividends

We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors. In addition, payment of cash dividends on shares of our common stock may be restricted under the terms of preferred stock which we may issue after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

The Series A preferred stock accrues dividends on the stated share value at an annual rate of ten percent. Dividends on the Series A preferred stock are payable annually on the last business day of each fiscal year in additional shares of Series A preferred stock.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board under the symbol “CSUH”. There is currently no public trading market for our warrants. Our common stock and warrants will be listed on the Nasdaq Capital Market under the symbols “CELH” and “CELHW” upon consummation of the offering.

For the periods indicated, the following table sets forth the high and low bids for our common stock as reported by the OTC Bulletin Board. The prices represent inter-dealer quotations based without retail mark-up, mark-down or commission and may not represent actual transactions. The prices have been adjusted for the 1-for-20 reverse stock split implemented on December 23, 2009.

Quarter Ended	High	Low
Through February 5, 2010	$5.45	$4.00
December 31, 2009	$12.00	$2.25
September 30, 2009	$14.00	$4.00
June 30, 2009	$4.00	$2.00
March 31, 2009	$3.00	$0.80
December 31, 2008	$1.60	$0.60
September 30, 2008	$3.00	$1.00
June 30, 2008	$3.80	$1.60
March 31, 2008	$5.60	$2.00
December 31, 2007	$13.00	$2.60
September 30, 2007	$26.20	$9.40
June 30, 2007	$35.60	$12.40
March 31, 2007	$73.40	$24.00

Holders of Record

As of February 1, 2010, we had 35 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

When our common stock is traded on the Nasdaq Capital Market upon consummation of this offering, we will be required to maintain a minimum number of at least 300 public shareholders after the commencement of trading in order to maintain such listing.

Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

UNDERWRITING

In accordance with the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which Ladenburg Thalmann & Co. Inc. is acting as the representative, has, severally, and not jointly, agreed to purchase from us on a firm commitment basis the units offered in this offering set forth opposite their respective names below:

Underwriters	Number of Units
Ladenburg Thalmann & Co. Inc.	810,000
Maxim Group LLC	90,000
Total	900,000

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

We have been advised by the representative of the underwriters that the underwriters propose to offer the units directly to the public at the public offering price set forth on the cover page of this prospectus. Any units sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $0.67 per unit. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $0.10 per unit to other brokers and dealers.

The underwriting agreement provides that the underwriters’ obligations to purchase the units are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase and pay for all of the units offered by this prospectus other than those covered by the over-allotment option, if any of these securities are purchased.

No action has been taken by us or the underwriters that would permit a public offering of the units included in this offering in any jurisdiction where action for that purpose is required. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of the units and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of the units included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount to be paid to the underwriters by us.

	Total, Without Over-Allotment	Total, With Over-Allotment
Underwriting discount to be paid to the underwriters by us for the units (7% of gross proceeds)	$1,015,875	$1,168,256

We have also agreed to pay all out of pocket expenses incurred by the underwriters in connection with the underwriting, including reasonable attorneys fees and expenses of the underwriters’ counsel retained for this purpose by the underwriters, of which $50,000 has been paid by us as of the date of this prospectus. The maximum out of pocket the expenses of the underwriters to be paid by us in offering is $135,000, or $160,000 if the underwriters’ over-allotment option is exercised in full. In no event will the amount of such reimbursement exceed 1.5% of the gross proceeds of the offering.

We have agreed to sell to the representative, for an aggregate of $100, an option to purchase up to 18,000 units, which units are identical to the units being offered in this prospectus. This purchase option is exercisable at any time, in whole or in part, during the three-year period commencing on the date of consummation of this offering at an exercise price equal to the public offering price per unit in this offering. Under

FINRA Rule 5110(g)(1), the purchase option being issued to the representative (and the shares of common stock and warrants issuable upon exercise of the purchase option) shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of commencement of sales in the offering, except certain limited transfers, such as transfers to any underwriter and selected dealer participating in this offering and any of their bona fide officers or partners (but not directors). Although the purchase option and its underlying securities have been registered under the registration statement of which this prospectus forms a part, the option holders will be granted demand and “piggy back” rights with respect to the registration under the Securities Act of 1933 with respect to the securities directly and indirectly issuable upon exercise of the purchase option. The exercise prices and number of securities issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the purchase option will not be adjusted for issuances of common stock at prices below the option’s exercise price.

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to 135,000 units at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The representative may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional units are purchased pursuant to the over-allotment option, the underwriters will offer these additional units on the same terms as those on which the other shares are being offered hereby.

Determination of Offering Price

The public offering price of the units and the exercise price and other terms of the warrants were negotiated between us and the representative of the underwriters, based on the trading prior to the offering, among other things. Other factors considered in determining the public offering price of the units and the exercise price and other terms of the warrants include the history and prospects of the company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•	Over-allotment involves sales by the underwriters of shares and/or warrants in excess of the number of shares and warrants the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares and/or warrants over-allotted by an underwriter is not greater than the number of shares and/or warrants that it may purchase in the over-allotment option. In a naked short position, the number of shares and/or warrants involved is greater than the number of shares and/or warrants in the over-allotment option. An underwriter may close out any short position by exercising its over-allotment option, in whole or in part, or purchasing shares and/or warrants in the open market.
•	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities needed to close out the short position, the representative will consider, among other things, the price of the securities available for purchase in the open market as compared to the price at which it may purchase the securities through the over-allotment option. If the underwriters sell more securities than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the representative is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our common stock and warrants may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the OTC Bulletin Board, on the Nasdaq Capital Market, in the over-the-counter market or on any trading market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transactions, once commenced, will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make with respect to any of these liabilities.

ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated under the laws of the State of Nevada on April 26, 2005 under the name “Vector Ventures Group”, to engage in the acquisition, exploration and development of natural resource properties. On December 26, 2006, we amended our Articles of Incorporation to change our name from Vector Ventures Corp. as well as increase our authorized capitalization.

Prior to January 26, 2007, our activities were limited to capital formation, organization, development of our business plan and acquisition of mining claims. On January 24, 2007, we entered into a merger agreement and plan of reorganization with Celsius, Inc., our wholly-owned subsidiary, Elite FX, Inc., and Stephen C. Haley, Elite’s principal shareholder. Under the terms of the merger agreement, Elite FX, Inc. was merged into Celsius, Inc. and became our wholly-owned subsidiary on January 26, 2007.

In connection with the merger agreement, we issued 3,478,750 shares of our common stock to the shareholders of Elite, excluding 66,862 shares of common stock issued as compensation, in exchange for the shares of Elite FX, Inc. We also issued:

•	warrants to Investa Capital Partners Inc. to purchase 177,891 shares of our common stock for $500,000, which were exercised in February 2007;
•	69,575 shares of our common stock as partial consideration of termination of a consulting agreement and assignment of certain trademark rights to the name “Celsius”;
•	options to purchase 532,351 shares of our common stock of the Company in exchange for options which were then outstanding in Elite FX, Inc.; and
•	65,000 shares of our common stock in a concurrent private placement to non-US resident investors for aggregate consideration of $650,000 which included the conversion of a $250,000 note to us.

Our then majority shareholder, Kristian Kostovski, cancelled 360,000 shares of our common stock held by him shortly after the merger. The merger also resulted in a change in the composition of our board of directors and executive officers.

After the merger, we began our present business of developing, marketing, selling and distributing functional beverages, with Celsius® as our first product.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Arnstein & Lehr LLP, Fort Lauderdale, Florida. Certain legal matters will be passed on for the underwriters by Graubard Miller, New York, New York.

EXPERTS

The consolidated financial statements for the years ended December 31, 2008 and 2007, consisting of our balance sheets as of December 31, 2008 and 2007, statements of operations, statements of changes in stockholders’ deficit and statements of cash flows for the years ended December 31, 2008 and 2007, included in this Prospectus and the registration statement have been audited by Sherb & Co., LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report (which describes an uncertainty as to going concern) appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Statutes and our articles of incorporation. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On March 8, 2007, we terminated Chang G. Park, CPA, as our independent registered public accounting firm, we had no disagreement with Chang G. Park, CPA. The decision to dismiss Chang G. Park, CPA was unanimously determined and approved by our board of directors.

The audit reports of Chang G. Park, CPA on the consolidated financial statements of the Company as of and for the years ended September 30, 2006 and 2005 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended September 30, 2006 and 2005 and the subsequent interim period through March 8, 2007, there were no disagreements with Chang G. Park, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Chang G. Park, CPA, would have caused him to make reference thereto in his reports on the financial statements for such years.

In connection with the audits of the two fiscal years ended September 30, 2005 and 2006 and the subsequent interim period through March 8, 2007, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

On March 8, 2007, upon authorization and approval of our board of directors, we engaged Sherb & Co. as our company’s independent registered public accounting firm.

During our fiscal years ended September 30, 2005 and 2006 and the subsequent interim period through March 8, 2007, neither we nor anyone acting on our behalf consulted with Sherb and Co. regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements or (ii) any matter that was either the subject of a disagreement (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K), or a reportable event (as such term is described in Item 304(a)(1)(v) of Regulation S-K).

AVAILABLE INFORMATION

We have filed a Registration Statement on Form S-1 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. We refer you to our registration statement and each exhibit attached to it for a more complete description of matters involving us, and the statements we have made in this Prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement and exhibits and schedules filed with the Securities and Exchange Commission at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Commission, Room 1580, 100 F Street NE, Washington DC 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the SEC. In addition, we file electronic versions of our annual, quarterly and current reports on the Commission’s Electronic Data Gathering Analysis and Retrieval, or EDGAR System.

FINANCIAL STATEMENTS

CELSIUS HOLDINGS, INC.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30 2009	December 31(1) 2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$647,598	$1,040,633
Accounts receivable, net	627,450	192,779
Inventories, net	1,526,880	505,009
Other current assets	240,088	12,155
Total current assets	3,042,016	1,750,576
Property, fixtures and equipment, net	190,819	183,353
Note receivable	—	250,000
Other long-term assets	18,840	18,840
Total Assets	$3,251,675	$2,202,769
LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,354,993	$612,044
Loans payable	15,000	95,000
Short term portion of other liabilities	22,413	26,493
Due to related parties, short-term portion	1,580,000	120,000
Total current liabilities	2,972,406	853,537
Convertible note payable, net of debt discount	242,539	562,570
Convertible note payable, net of debt discount, related parties	2,172,742	—
Due to related parties, long-term	125,349	700,413
Other liabilities	60,148	75,022
Total Liabilities	5,573,184	2,191,542
Stockholders’ (Deficit) Equity:
Preferred stock, $0.001 par value; 50,000,000 shares authorized, 6,092 shares and 4,000 shares issued and outstanding, respectively	6	4
Common stock, $0.001 par value: 1,000,000,000 shares authorized, 153 million and 149 million shares issued and outstanding, respectively	152,615	148,789
Additional paid-in capital	14,244,067	11,244,802
Accumulated deficit	(16,718,197)	(11,382,368)
Total Stockholders’ (Deficit) Equity	(2,321,509)	11,227
Total Liabilities and Stockholders’ (Deficit) Equity	$3,251,675	$2,202,769

(1)	Derived from audited financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008
Net revenue	$1,343,002	$435,484	$3,480,475	$1,968,975
Cost of revenue	766,553	456,293	1,987,389	1,386,509
Gross profit	576,449	(20,809)	1,493,086	582,466
Selling and marketing expenses	2,620,103	1,356,642	5,295,383	2,909,993
General and administrative expenses	624,007	434,182	1,427,747	1,322,579
Loss from operations	(2,667,661)	(1,811,633)	(5,230,044)	(3,650,106)
Other expense:
Interest expense, related party	31,383	5,085	44,864	6,923
Other interest expense, net	18,861	27,507	60,921	285,459
Total other expense	50,244	32,592	105,785	292,382
Net loss	$(2,717,905)	$(1,844,225)	$(5,335,829)	$(3,942,488)
Basic and diluted:
Weighted average shares outstanding	150,842,575	136,388,430	149,774,074	122,626,170
Loss per share	$(0.02)	$(0.01)	$(0.04)	$(0.03)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended September 30
	2009	2008
Cash flows from operating activities:
Net loss	$(5,335,829)	$(3,942,488)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	40,035	20,000
Loss on disposal of assets	—	804
Adjustment to allowance for doubtful accounts	(31,800)	41,721
Adjustment to reserve for inventory obsolescence	(158,297)	140,456
Issuance of stock options	346,826	165,140
Amortization of debt discount	42,523	199,581
Issuance of shares as compensation	30,125	125,450
Changes in operating assets and liabilities:
Accounts receivable	(402,871)	(2,864)
Inventories	(863,574)	(303,474)
Prepaid expenses and other current assets	(227,933)	3,993
Deposit from customer	—	(400,000)
Accounts payable and accrued expenses	742,949	133,231
Net cash used in operating activities	(5,817,846)	(3,818,450)
Cash flows from investing activities:
Purchases of property, fixtures and equipment	(47,501)	(135,165)
Net cash used in investing activities	(47,501)	(135,165)
Cash flows from financing activities:
Proceeds from sale of common stock and exercise of stock options	74,142	799,312
Proceeds from sale of preferred stock	2,000,000	1,500,000
Proceeds from convertible notes	2,000,000	990,900
Proceeds from note payable, related party	1,550,000	1,000,000
Proceeds from loans payable	—	80,162
Repayment of loans payable	(98,954)	(325,870)
Repayment of debt to related parties	(52,876)	(54,004)
Net cash provided by financing activities	5,472,312	3,990,500
Decrease in cash	(393,035)	36,885
Cash, beginning of period	1,040,633	257,482
Cash, end of period	$647,598	$294,367
Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$79,600	$154,846
Cash paid during the year for taxes	$—	$—
Non-Cash Investing and Financing Activities:
Issuance of shares for note payable	$105,000	$1,696,555

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Celsius Holdings, Inc. (f/k/a Vector Ventures Corp.) (the “Company”) was incorporated under the laws of the State of Nevada on April 26, 2005. The Company was formed to engage in the acquisition, exploration and development of natural resource properties. On December 26, 2006 the Company amended its Articles of Incorporation to change its name from Vector Ventures Corp. as well as increase the authorized shares to 350 million, $0.001 par value common shares and 50 million, $0.001 par value preferred shares.

Celsius Holdings, Inc. operates in United States through its wholly-owned subsidiaries, Celsius Inc., which acquired the operating business of Elite FX, Inc. (“Elite”) through a reverse merger on January 26, 2007, and Celsius Netshipments, Inc. Celsius, Inc. was incorporated in Nevada on January 18, 2007, and merged with Elite FX, Inc. (“Elite”) on January 26, 2007 (the “Merger”), which was incorporated in Florida on April 22, 2004. Celsius, Inc. is in the business of developing and marketing healthier beverages in the functional beverage category of the beverage industry. Celsius was Elite’s first commercially available product. Celsius is a beverage that burns calories. Celsius is currently available in five sparkling flavors: cola, ginger ale, lemon/lime, orange and wild berry, and two non-carbonated green teas: peach/mango and raspberry/acai. Celsius is also available in its On-the-go packets. Celsius Netshipments, Inc., incorporated in Florida on March 29, 2007, distributes the Celsius beverage via the internet.

Prior to January 26, 2007, the Company was in the exploration stage with its activities limited to capital formation, organization, development of its business plan and acquisition of mining claims. On January 24, 2007, the Company entered into a merger agreement and plan of reorganization with Celsius, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“Sub”), Elite FX, Inc., a Florida corporation (“Elite”), and Steve Haley, the “Indemnifying Officer” and “Securityholder Agent” of Elite, (the “Merger Agreement”). Under the terms of the Merger Agreement Elite was merged into Sub and became a wholly-owned subsidiary of the Company on January 26, 2007 (the “Merger”).

Under the terms of the Merger Agreement, the Company issued

•	70,912,246 shares of its common stock to the stockholders of Elite, including 1,337,246 shares of common stock issued as compensation, as full consideration for the shares of Elite;
•	warrants to Investa Capital Partners Inc. to purchase 3,557,812 shares of common stock of the Company for $500,000, the warrants were exercised in February 2007;
•	1,391,500 shares of its common stock as partial consideration of termination of a consulting agreement and assignment of certain trademark rights to the name “Celsius”;
•	options to purchase 10,647,025 shares of common stock of the Company in substitution for the options currently outstanding in Elite;
•	1,300,000 shares of its common stock concurrent with the Merger in a private placement to non-US resident investors for aggregate consideration of US$650,000 which included the conversion of a $250,000 loan to the Company.

Celsius Holdings, Inc’s majority stockholder, Mr. Kristian Kostovski, cancelled 7,200,000 shares of common stock of the Company held by him shortly after the close of the Merger Agreement.

For financial accounting purposes, the Merger was treated as a recapitalization of Celsius Holdings, Inc with the former stockholders of Celsius Holdings, Inc retaining approximately 24.6% of the outstanding stock. This transaction has been accounted for as a reverse acquisition and accordingly the transaction has been treated as a recapitalization of Elite, with Elite as the accounting acquirer. The historical financial statements are a continuation of the financial statements of the accounting acquirer, and any difference of the capital structure of the merged entity as compared to the accounting acquirer’s historical capital structure is due to the recapitalization of the acquired entity.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business  – (continued)

After the merger with Elite FX the Company changed its business to become a manufacturer of beverages. The calorie burning beverage Celsius® is the first brand of the Company.

2. Basis of Presentation and Summary of Significant Accounting Policies

The unaudited condensed consolidated financial statements included herein have been prepared by us, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission, (the “SEC”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the interim consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the statement of the results for the interim periods presented.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, FASB Accounting Standards Codification (“ASC 105”). The statement confirmed that the FASB Accounting Standards Codification (the “Codification”) is the single official source of authoritative GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification does not change GAAP. Instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research.

Going Concern — The accompanying unaudited consolidated financial statements are presented on a going concern basis. The Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. Management is currently seeking new capital or debt financing to provide funds needed to increase liquidity, fund growth, and implement its business plan. However, no assurances can be given that the Company will be able to raise any additional funds. If not successful in obtaining financing, the Company will have to substantially diminish or cease its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Consolidation Policy — The accompanying consolidated financial statements include the accounts of Celsius Holdings, Inc. and subsidiaries. All material inter-company balances and transactions have been eliminated in consolidation.

Significant Estimates — The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Concentrations of Risk — Substantially all of the Company’s revenue is derived from the sale of the Celsius beverage.

The Company uses single supplier relationships for its raw materials purchases, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high-quality financial institutions. At times, balances in the Company’s cash accounts may exceed the Federal Deposit Insurance Corporation limit.

Cash and Cash Equivalents — The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. At September 30, 2009 and December 31, 2008, the Company did not have any investments with maturities greater than three months.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies  – (continued)

Accounts Receivable — Accounts receivable are reported at net realizable value. The Company has established an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectable. At September 30, 2009 and December 31, 2008, there was an allowance for doubtful accounts of $21,301 and $53,101, respectively. During the nine months ended September 30, 2009, the Company recognized a reduction to allowance for doubtful accounts of $31,800.

Inventories — Inventories include only the purchase cost and are stated at the lower of cost or market. Cost is determined using the FIFO method. Inventories consist of raw materials and finished products. The Company writes down inventory during the period in which such materials and products are no longer usable or marketable. At September 30, 2009 and December 31, 2008, there was an allowance for obsolescence of $48,748 and $207,045, respectively. During the nine months ended September 30, 2009, the Company wrote down inventory by $158,297.

Property, Fixtures, and Equipment — Furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, and equipment is calculated using the straight-line method over the estimated useful life of the asset generally ranging from three to seven years. Depreciation expense recognized in the first nine months of 2009 was $40,035.

Impairment of Long-Lived Assets — Asset impairments are recorded when the carrying values of assets are not recoverable.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or at least annually. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss. Impairment losses are measured as the amount by which the carrying amount of assets exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

The Company did not recognize an impairment charge during the first nine months of 2009 or 2008, respectively.

Intangible Assets — Intangible assets consist of the web domain name Celsius.com and other trademarks and trade names, and are subject to annual impairment tests. Based upon impairment analyses performed in fiscal years 2009 and 2008, impairment was recorded of nil and $41,500, respectively. The impairment recorded was for expenses for trademarks.

Revenue Recognition — Revenue is recognized when the products are delivered, invoiced at a fixed price and the collectability is reasonably assured. Any discounts, sales incentives or similar arrangement with the customer is estimated at time of sale and deducted from revenue.

Advertising Costs — Advertising costs are expensed as incurred. The Company uses mainly radio, local sampling events and printed advertising. The Company incurred expenses of $2.2 million and $1.2 million, during the first nine months of 2009 and 2008, respectively.

Research and Development — Research and development costs are charged to operations as incurred and consist primarily of consulting fees, raw material usage and test productions of new products. The Company incurred expenses of $46,000 and $245,000, during the first nine months of 2009 and 2008, respectively.

Fair Value of Financial Instruments — The carrying value of cash, accounts receivable, and accounts payable approximates fair value. The carrying value of debt approximates the estimated fair value due to floating interest rates on the debt.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies  – (continued)

Income Taxes — Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than changes in the tax law or rates. A valuation allowance is recorded when it is deemed more likely than not that a deferred tax asset will be not realized.

Earnings per Share — Basic earnings per share are calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon the exercise of stock options, convertible notes and warrants (calculated using the reverse treasury stock method). As of September 30, 2009 there were options outstanding to purchase 19.3 million shares, which exercise price averaged $0.22. The dilutive common shares equivalents, including convertible notes, preferred stock and warrants, of 140.6 million shares were not included in the computation of diluted earnings per share, because the inclusion would be anti-dilutive.

Dilutive Common Shares Equivalent Table	Shares	USD	Dilutive Shares
Series A preferred stock	2,081		26,012,500
Series B preferred stock	4,011		80,220,000
Convertible debt
CDS Ventures of South Florida, LLC		$2,000,000	5,000,000
Lucille Santini		$615,000	1,537,500
Golden Gate Investors, Inc.		$346,000	1,153,718
Warrants (in the money)	19,500,000		15,487,395
Stock options (in the money)	13,072,085		11,180,221
Total dilutive common shares			140,591,334

If all dilutive instruments were exercised using the reverse treasury stock method, then the total number of shares outstanding would be 293.2 million shares.

Reclassifications — Certain amounts have been reclassified to conform to the current period presentation, such reclassifications had no effect on the reported net loss.

Recent Accounting Pronouncements

In September 2006, the FASB issued guidance in the Fair Value Measurements and Disclosures Topic of the Codification. This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date of this guidance for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted the guidance effective January 1, 2008 for all financial assets and liabilities. As of January 1, 2009, the Company adopted the guidance for all non-financial assets and all non-financial liabilities. There is no impact on the Company’s financial statements as of September 30, 2009.

In December 2007, the FASB issued guidance in the Business Combinations Topic of the Codification. This guidance requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values including contingent consideration. In addition, this guidance changes the recognition of assets acquired and liabilities assumed arising from pre-acquisition contingencies and requires the expensing of acquisition-related costs as incurred. The guidance applies

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies  – (continued)

prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company adopted this guidance effective January 1, 2009. Any impact would be on future acquisitions.

In December 2007, the FASB issued guidance in the Consolidation Topic of the Codification on the accounting for non-controlling interests in consolidated financial statements. This guidance clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. This guidance is effective as of the beginning of an entity’s first fiscal year that begins on or after December 15, 2008 and is required to be adopted prospectively, except for the reclassification of non-controlling interests to equity and the recasting of net income (loss) attributable to both the controlling and non-controlling interests, which are required to be adopted retrospectively. The Company adopted this guidance effective January 1, 2009. There is no impact on the Company’s financial statements as of September 30, 2009.

In April 2008, the FASB issued guidance in the Intangibles-Goodwill and Other Topic of the Codification on the determination of the useful life of an intangible asset. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2009. There is no impact on the Company’s financial statements as of September 30, 2009.

In June 2008, FASB issued guidance in the Earnings Per Share Topic of the Codification on determining whether instruments granted in share-based payment transactions are participating securities. The guidance clarified that all unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and provides guidance on how to compute basic EPS under the two-class method. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2009 and it had no impact on its financial statements.

In April 2009, the FASB issued guidance in the Fair Value Measurements and Disclosures Topic of the Codification on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The guidance provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The guidance is effective for interim or annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted this guidance effective for the quarter ending June 30, 2009. There is no impact of the adoption on the Company’s financial statements as of September 30, 2009.

In April 2009, FASB issued guidance in the Financial Instruments Topic of the Codification on interim disclosures about fair value of financial instruments. The guidance requires disclosures about the fair value of financial instruments for both interim reporting periods, as well as annual reporting periods. The guidance is effective for all interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. The adoption of this guidance had no impact on our financial statements as of September 30, 2009, other than the additional disclosure.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies  – (continued)

The FASB issued guidance in the Subsequent Events Topic of the Codification in May 2009. The guidance is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The guidance is effective for interim or annual financial periods ending after June 15, 2009 and is required to be adopted prospectively. The Company adopted this guidance effective for the quarter ending June 30, 2009. The adoption of this guidance had no impact on its financial statements as of September 30, 2009, other than the additional disclosure.

In June 2009, the FASB issued guidance which will amend the Consolidation Topic of the Codification. The guidance addresses the effects of eliminating the qualifying special-purpose entity (QSPE) concept and responds to concerns over the transparency of enterprises’ involvement with variable interest entities (VIEs). The guidance is effective beginning on January 1, 2010. The Company does not expect the adoption of this guidance to have an impact on its financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 amends the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification by providing additional guidance clarifying the measurement of liabilities at fair value. ASU 2009-05 is effective for us for the reporting period ending December 31, 2009. The Company does not expect the adoption of ASU 2009-05 to have an impact on its financial statements.

3. Inventories

Inventories consist of the following at:

	September 30, 2009	December 31, 2008
Finished goods	$1,466,381	$581,970
Raw Materials	109,247	130,084
Less: inventory valuation allowance	(48,748)	(207,045)
Inventories, net	$1,526,880	$505,009

4. Other Current Assets

Other current assets at September 30, 2009 and December 31, 2008 consist of prepaid slotting fees, deposits on purchases, prepaid insurance, other accounts receivable and accrued interest receivable.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. Property, Fixtures, and Equipment

Property, fixtures and equipment consist of the following at:

	September 30, 2009	December 31, 2008
Furniture, fixtures and equipment	$275,883	$228,332
Less: accumulated depreciation	(85,064)	(44,979)
Total	$190,819	$183,353

Depreciation expense amounted to $40,035 and $20,000 during the first nine months of 2009 and 2008, respectively

6. Other Long-Term Assets

Other long-term assets consist of the following at:

	September 30, 2009	December 31, 2008
Long term deposit on office lease	$18,840	$18,840
Intangible assets	41,500	41,500
Less: Impairment of intangible assets	(41,500)	(41,500)
Total	$18,840	$18,840

7. Note Receivable

Note receivable from Golden Gate Investors, Inc. (“GGI”) was as of September 30, 2009 and December 31, 2008, nil and $250,000, respectively. On September 8, 2009, the Company and GGI agreed to amend the underlying securities purchase agreement by which the note receivable was netted against the convertible debenture. The Company has an outstanding debenture to the same company in the amount of $346,000. Also see Note 12 — Long term debenture.

8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at:

	September 30, 2009	December 31, 2008
Accounts payable	$708,754	$411,185
Accrued expenses	551,835	200,859
Accrued expenses	94,404	—
Total	$1,354,993	$612,044

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Due to Related Parties

Due to related parties consists of the following:

Notes Payable	September 30, 2009	December 31, 2008
The Company entered into a loan and security agreement in December 2008 with CD Financial, LLC, pledging all our assets as security. The line of credit is for $1.0 million, with interest at LIBOR plus 3 percentage points. The line expires in December 2009 and is renewable.	$550,000	$—
The Company received advances from one of its shareholders at various instances during 2004 and 2005, $76,000 and $424,000, respectively. The note was refinanced in September 2009 for a convertible note, see below and Note 13.	—	643,916
The Company issued a note to CDS Ventures of Florida, LLC in August 2009. The note was refinanced in September 2009 and carries with interest at six percent per annum. The note is due on February 28, 2010	1,000,000	—
The Company’s CEO loaned the Company $50,000 in February 2006. Moreover, the Company accrued salary for the CEO from March of 2006 through May 2007 for a total of $171,000. In August 2008, the total debt was refinanced, has no collateral and accrues interest at 3%; monthly payments of $5,000 are due with a balloon payment of $64,000 in January 2011	155,349	176,497
	$1,735,349	$820,413
Less: Short-term portion	$(1,580,000)	$(120,000)
Long-term portion	$155,349	$700,413

Convertible Note Payable	September 30, 2009	December 31, 2008
Convertible note payable, related party see Note 13	1,741,296	—
Convertible note payable, related party see Note 13	431,446	—
Convertible note payable, long term	$2,172,742	$—

Also, see Note 13 — Convertible Note payable, related parties, and Note 14 — Related party transactions.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. Loans Payable

Loans payable consist of the following as of:

	September 30, 2009	December 31, 2008
The Company terminated a consulting agreement and received in assignment the rights to the trademark “Celsius” from one of its former directors. Payment was issued in the form of an interest-free note payable for $250,000 and 1,391,500 shares of common stock. The note called for monthly amortization of $15,000 beginning March 30, 2007 with final payment of the remaining outstanding balance on November 30, 2007. The Company has not fulfilled its obligation and is paying the debt off at a slower pace.	$15,000	$95,000

11. Other Liabilities

During 2006 and 2008, the Company acquired a copier and 8 delivery vans, all of them financed. The outstanding balance on the aggregate loans as of September 30, 2009 and December 31, 2008 was $82,561 and $101,515, respectively, of which $22,413 and $26,493, is due during the next 12 months, respectively. The loans carry interest ranging from 5.4% to 9.1%. The total monthly principal payment is $2,099. The assets that were purchased are collateral for the loans.

12. Convertible Note Payable, Other

On December 19, 2007, we entered into a securities purchase agreement with Golden Gate Investors, Inc (“GGI”). The agreement included four tranches of $1,500,000 each. The first tranche consisted of a 7.75% convertible debenture (the “Debenture”) issued by the Company, in exchange for $250,000 in cash and a promissory note for $1,250,000 issued by GGI which was to mature on February 1, 2012. The promissory note contained a prepayment provision which required GGI to make prepayments of interest and principal of $250,000 monthly upon satisfaction of certain conditions. One of the conditions to prepayment was that GGI may immediately sell all of the Common Stock Issued at Conversion (as defined in the Debenture) pursuant to Rule 144 of the Securities Act of 1933. The Company was under no contractual obligation to ensure that GGI may immediately sell all of the Common Stock Issued at Conversion pursuant to Rule 144. In the event that GGI could not immediately sell all of the Common Stock Issued at Conversion pursuant to Rule 144, GGI would be under no obligation to prepay the promissory note and likewise under no obligation to exercise its conversion rights under the Debenture. If GGI did not fully convert the Debenture by its maturity on December 19, 2011, the balance of the Debenture was to be offset by any balance due to the Company under the promissory note. The balance of the Debenture can be converted at any time with a conversion price as the lower of (i) $1.00, or (ii) 80% of the average of the three lowest daily volume weighted average price during the 20 trading days prior to GGI’s election to convert. The Company was not obligated to convert the amount requested to be converted into Company common stock, if the conversion price was less than $0.20 per share. GGI’s ownership in the company could not exceed 4.99% of the outstanding common stock. Under certain circumstances the Company could have been forced to pre-pay the debenture with a fifty percent penalty of the pre-paid amount.

GGI did not make its note payment due on October 21, 2008. On September 8, 2009, the Company entered into an addendum to the agreement with GGI. The balance of the note receivable, $250,000 was netted against the balance of the Debenture. The outstanding balance of the debenture as of September 20, 2009 was $346,000. All future tranches were cancelled and terminated without penalty to either party.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Convertible Note Payable, Other  – (continued)

The Company recorded a debt discount of $186,619 with a credit to additional paid in capital for the intrinsic value of the beneficial conversion feature of the conversion option at the time of issuance. The debt discount is being amortized over the term of the debenture. The Company recorded $34,969 as interest expense amortizing the debt discount during the first nine months of 2009 and 2008, respectively. The Company considered requirements by the Derivatives and Hedging Topic of the FASB Accounting Standards Codification (“ASC”) and other guidance and concluded that the conversion option should not be bifurcated from the host contract and the conversion option is recorded as equity and not a liability.

During 2008, the Company received $1,000,000 in payment on the note receivable. From June 2008 to June 2009, the Company converted $879,000 of the debenture to approximately 18.0 million shares of Common Stock and the Company paid $25,000 of the debenture in cash. The outstanding liability, net of debt discount, as of September 30, 2009 and December 31, 2008 was $242,538 and $562,570, respectively. Subsequent to the end of the period, GGI has converted additional $210,000 of the debenture for 700,233 shares of Common Stock.

13. Convertible Note Payable, Related Parties

The Company entered into a loan agreement for up to $6.5 million in September, 2009 and issued a convertible note to one of its shareholders. The Company had drawn $2.0 million as of September 20, 2009. The note carries interest of one month LIBOR plus 3%, payable the first time on the anniversary of the agreement, thereafter quarterly. The loan matures on September 9, 2012. The outstanding balance can be immediately converted into the Company’s common stock at a conversion price from September 8, 2009 through and including December 31, 2011, equal to the lesser of (i) $0.40 per share, or (ii) the average of the ten daily VWAPs for the 10 Trading Days immediately preceding the date on which a conversion notice is received (defined in the note as the “Market Price”); or (B) after December 31, 2011 the greater of (i) $0.40 per share, or (ii) the Market Price; provided that, the conversion price shall never be less than $0.10 (ten cents) regardless of the Market Price on the conversion date. The Company recorded a debt discount totaling $262,500 with a credit to additional paid in capital for the intrinsic value of the beneficial conversion feature of the conversion option at the time of each draw on the loan. The debt discount is being amortized over the remaining term of the debenture. The Company recorded $3,796 as interest expense amortizing the debt discount in September 2009. The Company considered requirements by the Derivatives and Hedging Topic of the ASC and other guidance and concluded that the conversion option should not be bifurcated from the host contract and the conversion option is recorded as equity and not a liability.

The Company entered into a refinance agreement for $615,000 in September, 2009 and issued a convertible note to one of its shareholders. The Company restructured an already existing note issued to the shareholder. The outstanding balance can be immediately converted in the Company common stock at a conversion price from September 8, 2009 through and including December 31, 2011, equal to the lesser of (i) $0.40 per share, or (ii) the average of the ten daily VWAPs for the 10 Trading Days immediately preceding the date on which a conversion notice is received (defined in the note as the “Market Price”); or (B) after December 31, 2011 the greater of (i) $0.40 per share, or (ii) the Market Price; provided that, the conversion price shall never be less than $0.10 (ten cents) regardless of the Market Price on the conversion date. The Company recorded a debt discount totaling $184,500 with a credit to additional paid in capital for the intrinsic value of the beneficial conversion feature of the conversion option at the time of issuance. The debt discount is being amortized over the term of the debenture. The Company recorded $3,758 as interest expense amortizing the debt discount in September 2009. The Company considered requirements by the Derivatives and Hedging Topic of the ASC and other guidance and concluded that the conversion option should not be bifurcated from the host contract and the conversion option is recorded as equity and not a liability.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. Preferred Stock

On August 8, 2008, the Company entered into a securities purchase agreement (“SPA1”) with CDS Ventures of South Florida, LLC (“CDS”), an affiliate of CD Financial, LLC (“CD”). Pursuant to SPA1, the Company issued 2,000 Series A preferred shares (“Preferred A Shares”), as well as a warrant to purchase an additional 1,000 Preferred A Shares, for a cash payment of $1.5 million and the cancellation of two notes in aggregate amount of $500,000 issued to CD. The Preferred A Shares can be converted into Company common stock at any time. SPA1 was amended on December 12, 2008 to provide that until December 31, 2010 the conversion price is $0.08, after which the conversion price is the greater of $0.08 or 90% of the volume weighted average price of the Common Stock for the prior 10 trading days. Pursuant to SPA1, the Company also entered into a registration rights agreement, pursuant to which the Company filed a registration statement for the common stock issuable upon conversion of Preferred A Shares. The registration statement filed in connection with the Preferred A Shares was declared effective on May 14, 2009. The Preferred A Shares accrue a ten percent annual cumulative dividend, payable in additional Preferred A Shares. In March 2009, the Company issued 81 Preferred A Shares in dividends. The Preferred A Shares mature on February 1, 2013 and are redeemable only in Company Common Stock.

On December 12, 2008, the Company entered into a second securities purchase agreement (“SPA2”) with CDS. Pursuant to SPA2 the Company issued 2,000 Series B preferred shares (“Preferred B Shares”), as well as a warrant to purchase additional 2,000 Preferred B Shares, for a cash payment of $2.0 million. The Preferred B Shares can be converted into Company common stock at any time. Until December 31, 2010, the conversion price is $0.05, after which the conversion price is the greater of $0.05 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. Pursuant to SPA2, the Company also entered into a registration rights agreement, pursuant to which the Company filed on October 9, 2009, a registration statement for the common stock issuable upon conversion of Preferred B Shares. The Preferred B Shares accrue a ten percent annual cumulative dividend, payable in additional Preferred B Shares. In March 2009, the Company issued 11 Preferred B Shares in dividends. The Preferred B Shares mature on December 31, 2013 and are redeemable only in Company Common Stock.

On March 31, 2009, CDS exercised its right to purchase additional 2,000 Preferred B Shares and executed a subscription agreement for $2.0 million. The monies for the subscription were paid on April 7 and May 1, 2009.

Certain covenants of both Series A and B preferred shares restrict the Company from entering into additional debt arrangements or permitting liens to be filed against the Company’s assets, without approval from the holder of the preferred shares. There is a mandatory redemption in cash, if the Company breaches certain covenants of the agreements. The holders have liquidation preference in case of company liquidation. The Company has the right to redeem the preferred shares early by the payment in cash of 104% of the liquidation preference value. The Company may redeem Series A at any time on or after July 1, 2010 and Series B at any time on or after January 1, 2011.

The following table sets forth the conversion of Preferred Stock into common stocks:

Convertible Stock	Number Shares	Value/Share	Convertible into Number of Common Stock
Preferred A	2,081	$1,000.00	26,012,500
Preferred B	4,011	$1,000.00	80,220,000
Total			106,232,500

The number of shares converted into is based on the current conversion price.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. Related Party Transactions

The CEO has guaranteed the Company’s obligations under the factoring agreement with Bibby Financial Services, Inc. The agreement was terminated in December 2008 and no balance is outstanding. The CEO has also guaranteed the financing for the Company’s offices and purchases of vehicles. The CEO has not received any compensation for the guarantees.

The Company entered into a 6-month lease starting October 1, 2009, for office premises with CDR Atlantic Plaza, Ltd (“CDR”), a company controlled by Carl DeSantis, an affiliate to the company. The total lease payments in the agreement total $24,000.

Also, see Note 9 — Due to related parties, 13 — Preferred Stock and 14 — Convertible note payable, related parties.

16. Stockholders’ Deficit

Issuance of Common Stock Pursuant to Conversion of Note

In January 2008, the Company restructured the then outstanding balance of a note and issued 1 million unregistered shares for an equivalent value of $121,555, and a new non-interest bearing note for $105,000. The note calls for 7 monthly principal payments beginning March 1, 2008. The Company paid off the outstanding balance as of December 31, 2008.

In June 2008, the Company issued 11,184,016 unregistered shares as conversion of notes for $750,000 that were originally issued in December 2007 and April 2008.

In June through September, 2008, the Company issued 9,107,042 as a partial conversion of a debenture for $575,000 originally issued in December 2007. In October through December, 2008, the Company issued 7,739,603 shares as a partial conversion of the same debenture for $199,000. The Company issued 1,168,817 shares as a partial conversion of the same debenture for $105,000 in May 2009.

Issuance of Common Stock Pursuant to Services Performed

In March 2008, the Company issued a total of 750,000 unregistered shares as compensation to an international distributor at a fair value of $120,000.

In September through December, 2008, the Company issued a total of 183,135 unregistered shares as compensation to a consultant and a distributor at a fair value of $11,450.

During the nine months ended September 30, 2009, the Company issued a total of 278,506 unregistered shares as compensation to a consultant and a distributor at a fair value of $30,125.

Issuance of Common Stock Pursuant to Exercise of Warrant and Stock Options

On February 15, 2008, the Company issued 16,671 shares of unregistered common stock in accordance to its 2006 Stock Incentive Plan to an employee exercising vested options.

On January 13, 2009, the Company issued 16,671 shares of common stock in accordance to its 2006 Stock Incentive Plan to an employee exercising vested options.

In August and September, 2009, the Company issued 2,361,894 shares of common stock in accordance to its 2006 Stock Incentive Plan to four employees exercising vested options.

Issuance of Common Stock Pursuant to Private Placements

In February 2008 the Company issued a total of 3,198,529 unregistered shares of common stock in private placements for an aggregate consideration of $298,900, net of commissions.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Stockholders’ Deficit  – (continued)

In March 2008 the Company issued a total of ten million unregistered shares of common stock in a private placement, for an aggregate consideration of $500,100. In addition, the investor received a warrant to purchase seven million unregistered shares of common stock during a 3-year period, at an exercise price of $0.13 per share. Of the total consideration, $100,000 was paid in March and $400,100 was paid on April 7, 2008.

Issuance of Preferred Stock Pursuant to Private Placement

In August 2008, the Company issued 2,000 unregistered Preferred A Shares, as well as a warrant to purchase additional 1,000 Preferred A Shares, for a cash payment of $1.5 million and the cancellation of two notes in aggregate amount of $500,000.

In December 2008, the Company issued 2,000 unregistered Preferred B Shares, as well as a warrant to purchase additional 2,000 Preferred B Shares, for a cash payment of $2.0 million.

On March 31, 2009, CDS exercised its right to purchase additional 2,000 Preferred B Shares and executed a subscription agreement for $2 million payment. CDS made payments of $1 million each on April 7 and May 1, 2009.

Also, see Note 13 — Preferred Stock.

17. Stock-Based Compensation

The Company adopted an Incentive Stock Plan on January 18, 2007. This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to Awards issued. While the plan terminates 10 years after the adoption date, issued options have their own schedule of termination. Until 2017, options to acquire up to 16.0 million shares of common stock may be granted at no less than fair market value on the date of grant. Upon exercise, shares of new common stock are issued by the Company.

At September 30, 2009, the Company has issued approximately 15.9 million options to purchase shares at an average price of $0.07 with a fair value of $725,000. For the nine months ended September 30, 2009 and 2008, respectively, the Company recognized $346,826 and $165,140 of non-cash compensation expense, respectively, (included in General and Administrative expenses in the accompanying Consolidated Statement of Operations). As of September 30, 2009 and December 31, 2008, the Company had approximately $2.8 million and $192,000, respectively, of unrecognized pre-tax non-cash compensation expense which the Company expects to recognize, based on a weighted-average period of 1.5 and 0.9 years, respectively. The Company used the Black-Scholes option-pricing model and straight-line amortization of compensation expense over the two to three year requisite service or vesting period of the grant. There are options to purchase approximately 5.8 million shares that have vested, and 2.4 million shares were exercised as of September 30, 2009. The following is a summary of the assumptions used:

Risk-free interest rate	1.6% – 4.9%
Expected dividend yield	—
Expected term	3 – 5 years
Expected annual volatility	73% – 167%

In March, 2008, the Company issued a total of 750,000 unregistered shares as compensation to an international distributor at a fair value of $120,000.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. Stock-Based Compensation  – (continued)

In September through December, 2008, the Company issued a total of 183,135 unregistered shares as compensation to a consultant and a distributor at a fair value of $11,450. During the nine months ended September 30, 2009, the Company issued a total of 278,506 unregistered shares as compensation to a consultant and a distributor at a fair value of $30,125.The consultant will receive additional shares with fair value of $2,000 monthly as long as the consultancy agreement continues.

18. Warrants

An investment banking firm received, as placement agent for financing received from Fusion Capital Fund II, LLC (“Fusion Capital”), a warrant to purchase 75,000 shares at a price of $1.31 per share. If unexercised, the warrant expires on June 22, 2012.

In March, 2008 the Company issued a total of 10,000,000 unregistered shares of common stock in a private placement, for an aggregate consideration of $500,100. In addition, the investor received a warrant to purchase seven million unregistered shares of common stock at an exercise price of $0.13 per share. If unexercised, the warrant expires on March 28, 2011.

On August 8, 2008, the Company entered into a securities purchase agreement with CDS, as further described in Note 13 — Preferred Stock. In connection with the security purchase, CDS received a warrant to purchase an additional 1,000 Preferred A Shares, at a price of $1,000 per share. If unexercised, the warrant expires on July 10, 2010. The Preferred A Shares can be converted into our common stock at any time. Until the December 31, 2010, the conversion price is $0.08, after which the conversion price is the greater of $0.08 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. The Preferred A Shares accrue ten percent annual cumulative dividend, payable in additional Preferred A Shares.

On December 12, 2008, the Company entered into a second securities purchase agreement with CDS, as further described in Note 13 — Preferred Stock. In connection with the security purchase, CDS received a warrant to purchase an additional 2,000 Preferred B Shares, at a price of $1,000 per share, which was exercised in full on March 31, 2009. The Preferred B Shares can be converted into our common stock at any time. Until December 31, 2010, the conversion price is $0.05, after which the conversion price is the greater of $0.05 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. The Preferred B Shares accrue a ten percent annual cumulative dividend, payable in additional Preferred B Shares. On March 31, 2009, CDS exercised its warrant. See also Note 13 — Preferred Stock.

	Period Ended September 30, 2009		Year Ended December 31, 2008
	Thousands of Warrants	Weighted Average Exercise Price	Thousands of Warrants	Weighted Average Exercise Price
Balance at the beginning of period	59,575	$0.07	75	$1.31
Granted	—	—	59,500	$0.07
Exercised	(40,000)	$0.05	—	—
Expired	—	—	—	—
Balance at the end of period	19,575	$0.10	59,575	$0.07
Warrants exercisable at end of period	19,575	$0.10	59,575	$0.07
Weighted average fair value of the warrants granted during the year		—		$0.03

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. Warrants  – (continued)

The weighted average remaining contractual life and weighted average exercise price of warrants outstanding and exercisable at September 30, 2009, for selected exercise price ranges, is as follows:

Range of Exercise Price	Number Outstanding at September 30, 2009 (000s)	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.08	12,500	1.0	$0.08
$0.13	7,000	1.7	$0.13
$1.31	75	3.0	$1.31
	19,575	1.5	$0.10

19. Commitments and Contingencies

The Company has entered into distribution agreements with liquidated damages in case the Company cancels the distribution agreements without cause. Cause has been defined in various ways. In one such distribution agreement, the liquidated damages are payable in common stock rather than cash. If such agreement is terminated without cause, the potential liability is to have to issue shares to the distributor at a purchase price of $0.06. The quantity of shares depends on this distributor’s purchases from the Company as compared to the Company’s total revenue. It is managements’ belief that no liability for liquidated damages exists as of today’s date.

20. Business and Credit Concentration

Substantially all of the Company’s revenue is derived from the sale of the Celsius beverage.

The Company uses single supplier relationships for its raw materials purchases, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected. No vendor accounted for more than 10% of total payments in 2009.

From April to June, 2008, the Company sold in one order to one international customer 15.9% of the Company’s total revenue for the year 2008. There is no assurance that this customer will order again. There were three customers in the nine months ended September 30, 2009, that each accounts for more than 10% of the Company’s net revenue for the period.

21. Subsequent Events

After quarter end GGI converted additional $210,000 of the convertible debenture to 700,233 shares of Common Stock.

1900 NW Corporate Blvd., Suite 210 East Boca Raton, Florida 33431 Tel. 561-886-4200 Fax. 561-886-3330 e-mail:info@sherbcpa.com Offices in New York and Florida
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Celsius Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Celsius Holdings, Inc. and Subsidiaries as of December 31, 2008 and 2007, respectively, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years ended December 31, 2008 and 2007, respectively. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007, respectively, and the results of their operations and cash flows for the years ended December 31, 2008, and 2007, respectively, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered losses from operations, and has an accumulated deficit and net cash used in operations of $4,840,152 for the year ended December 31, 2008. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 23, 2009

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$1,040,633	$257,482
Accounts receivable, net	192,779	276,877
Inventories, net	505,009	578,774
Other current assets	12,155	44,960
Total current assets	1,750,576	1,158,093
Property, fixtures and equipment, net	183,353	64,697
Note receivable	250,000	1,250,000
Other long-term assets	18,840	60,340
Total Assets	$2,202,769	$2,533,130
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$612,044	$594,828
Loans payable	95,000	710,307
Deposit from customer	—	400,000
Short term portion of other liabilities	26,493	7,184
Convertible note payable, net of debt discount	—	199,692
Due to related parties, short-term portion	120,000	896,721
Total current liabilities	853,537	2,808,732
Convertible note payable, net of debt discount	562,570	1,314,914
Due to related parties, long-term portion	700,413	—
Other liabilities	75,022	14,236
Total Liabilities	2,191,542	4,137,882
Stockholders’ Equity (Deficit):
Preferred stock, $0.001 par value; 50,000,000 shares authorized, 4,000 shares and 0 shares issued and outstanding, respectively	4,000,000	—
Common stock, $0.001 par value: 350,000,000 shares authorized, 149 million and 106 million shares issued and outstanding, respectively	148,789	105,611
Additional paid-in capital	7,244,806	4,410,405
Accumulated deficit	(11,382,368)	(6,120,768)
Total Stockholders’ Equity (Deficit)	11,227	(1,604,752)
Total Liabilities and Stockholders’ Equity (Deficit)	$2,202,769	$2,533,130

See Notes to Consolidated Financial Statements

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2008	2007
Revenue	$2,589,887	$1,644,780
Cost of revenue	1,833,184	1,033,971
Gross profit	756,703	610,809
Operating expenses:
Selling and marketing expenses	3,936,552	2,100,687
General and administrative expenses	1,740,143	1,554,510
Termination of contract expense	—	500,000
Total operating expenses	5,676,695	4,155,197
Operating loss	(4,919,992)	(3,544,388)
Other expenses:
Interest income	70,441	7,837
Interest expense, related party	(773)	(75,647)
Interest expense, other, net	(411,276)	(113,643)
Total other expenses	(341,608)	(181,453)
Net loss	$(5,261,600)	$(3,725,841)
Loss per share, basic and diluted	$(0.04)	$(0.04)
Weighted average shares outstanding – basic and diluted	128,703,645	100,688,634

See Notes to Consolidated Financial Statements

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2008 and 2007

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2006	—	$—	69,575,000	$69,575	$705,425	$(2,394,927)	$(1,619,927)
Effect of recapitalization due to merger			24,000,000	24,000	329,117		353,117
Issuance of common stock in exchange of note			500,000	500	249,500		250,000
Issuance of common stock for cash			5,013,800	5,014	1,777,720		1,782,734
Exercise of warrants			3,557,812	3,558	496,442		500,000
Shares issued as compensation for services			1,572,246	1,572	196,928		198,500
Shares issued for termination of contract			1,391,500	1,392	273,154		274,546
Beneficial conversion feature of debt instrument					243,838		243,838
Stock option expense					138,281		138,281
Net loss						(3,725,841)	(3,725,841)
Balance at December 31, 2007	—	—	105,610,358	105,611	4,410,405	(6,120,768)	(1,604,752)
Issuance of preferred stock for cash	3,500	3,500,000					3,500,000
Issuance of stock in exchange of note	500	500,000	29,030,661	29,030	1,550,533		2,079,563
Issuance of common stock for cash			13,198,529	13,198	785,802		799,000
Exercise of stock options			16,671	17	295		312
Shares issued as compensation			933,135	933	130,517		131,450
Beneficial conversion feature of debt instrument					170,460		170,460
Stock option expense					196,794		196,794
Net loss						(5,261,600)	(5,261,600)
Balance at December 31, 2008	4,000	$4,000,000	148,789,354	$148,789	$7,244,806	$(11,382,368)	$11,227

See Notes to Consolidated Financial Statements

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(5,261,600)	$(3,725,841)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	31,605	11,658
Loss on disposal of assets	804	—
Adjustment to allowance for doubtful accounts	53,101	—
Adjustment to reserve for inventory obsolescence	190,601	16,444
Impairment of intangible assets	41,500	26,000
Termination of contract	—	500,000
Issuance of stock options	196,794	138,281
Amortization of debt discount	211,245	7,732
Issuance of shares as compensation	131,450	198,500
Changes in operating assets and liabilities:
Accounts receivable	30,997	(148,558)
Inventories	(116,836)	(30,119)
Prepaid expenses and other assets	32,805	(8,906)
Accounts payable and accrued expenses	17,382	64,123
Deposit from customer	(400,000)	400,000
Net cash used in operating activities	(4,840,152)	(2,550,686)
Cash flows from investing activities:
Purchases of intangible assets	—	(41,500)
Purchases of property, fixtures and equipment	(151,065)	(46,164)
Net cash used in investing activities	(151,065)	(87,664)
Cash flows from financing activities:
Proceeds from sale of common stock	799,312	1,782,734
Proceeds from sale of preferred stock	3,500,000	—
Proceeds from issuance of convertible notes	990,900	500,000
Proceeds from exercise of warrants	—	500,000
Proceeds from recapitalization due to merger	—	353,117
Repayment of note to stockholders	—	(621,715)
Proceeds from note receivable	1,000,000	—
Proceeds from loans payable	743,552	483,891
Repayment of loans payable	(1,183,087)	(24,325)
Repayment of note to related parties	(76,309)	(106,449)
Net cash provided by financing activities	5,774,368	2,867,253
Increase in cash	783,151	228,903
Cash, beginning of year	257,482	28,579
Cash, end of year	$1,040,633	$257,482
Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$190,826	$107,364
Cash paid during the year for taxes	$—	$—

See Notes to Consolidated Financial Statements

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Business — Celsius Holdings, Inc. (f/k/a Vector Ventures Corp., the “Company”) was incorporated under the laws of the State of Nevada on April 26, 2005. The Company was formed to engage in the acquisition, exploration and development of natural resource properties. On December 26, 2006 the Company amended its Articles of Incorporation to change its name from Vector Ventures Corp. as well as increase the authorized shares to 350,000,000, $0.001 par value common shares and 50,000,000, $0.001 par value preferred shares.

Prior to January 26, 2007, the Company was in the exploration stage with its activities limited to capital formation, organization, development of its business plan and acquisition of mining claims. On January 24, 2007, the Company entered into a merger agreement and plan of reorganization with Celsius, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“Sub”), Elite FX, Inc., a Florida corporation (“Elite”), and Steve Haley, the “Indemnifying Officer” and “Security holder Agent” of Elite, (the “Merger Agreement”). Under the terms of the Merger Agreement Elite was merged into Sub and became a wholly-owned subsidiary of the Company on January 26, 2007 (the “Merger”).

Under the terms of the Merger Agreement, the Company issued:

•	70,912,246 shares of its common stock to the stockholders of Elite, including 1,337,246 shares of common stock issued as compensation, as full consideration for the shares of Elite;
•	warrants to Investa Capital Partners Inc. to purchase 3,557,812 shares of common stock of the Company for $500,000. The warrants were exercised in February 2007;
•	1,391,500 shares of its common stock as partial consideration for termination of a consulting agreement and assignment of certain trademark rights to the name “Celsius”;
•	options to purchase 10,647,025 shares of common stock of the Company in substitution for the options currently outstanding in Elite;
•	1,300,000 shares of its common stock concurrent with the Merger in a private placement to non-US resident investors for aggregate consideration of US$650,000 which included the conversion of a $250,000 loan to the Company.

Celsius Holdings, Inc’s majority stockholder, Mr. Kristian Kostovski, cancelled 7,200,000 shares of common stock of the Company held by him shortly after the close of the Merger Agreement

For financial accounting purposes, the Merger was treated as a recapitalization of Celsius Holdings, Inc with the former stockholders of the Celsius Holdings, Inc retaining approximately 24.6% of the outstanding stock. This transaction has been accounted for as a reverse acquisition and accordingly the transaction has been treated as a recapitalization of Elite FX, Inc., with Elite FX, Inc. as the accounting acquirer. The historical financial statements are a continuation of the financial statements of the accounting acquirer, and any difference of the capital structure of the merged entity as compared to the accounting acquirer’s historical capital structure is due to the recapitalization of the acquired entity.

2. Basis of Presentation and Summary of Significant Accounting Policies

Going Concern — The accompanying consolidated financial statements are presented on a going concern basis. The Company has suffered losses from operations and has an accumulated deficit and net cash used in operations of $4,840,152 for the year ended December 31, 2008. This raises substantial doubt about its ability to continue as a going concern. Management is currently seeking new capital or debt financing to provide funds needed to increase liquidity, fund growth, and implement its business plan. However, no assurances can be given that the Company will be able to raise any additional funds. If not successful in obtaining financing, the Company will have to substantially diminish or cease its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies  – (continued)

Consolidation Policy — The accompanying consolidated financial statements include the accounts of Celsius Holdings, Inc. and subsidiaries. All material inter-company balances and transactions have been eliminated in consolidation

Significant Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentrations of Risk — Substantially all of the Company’s revenue derives from the sale of the Celsius beverage.

The Company uses single supplier relationships for its raw materials purchases and filling capacity, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high-quality financial institutions. At times, balances in the Company’s cash accounts may exceed the Federal Deposit Insurance Corporation limit.

Cash and Cash Equivalents — The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. At December 31, 2008, the Company did not have any investments with maturities greater than three months.

Accounts Receivable — Accounts receivable are reported at net realizable value. The Company establishes an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectible. At December 31, 2008 and December 31 2007, there was an allowance for doubtful accounts of $53,101 and $0, respectively.

Inventories — Inventories include only the purchase cost and are stated at the lower of cost or market. Cost is determined using the FIFO method. Inventories consist of raw materials and finished products. The Company writes down inventory during the period in which such materials and products are no longer usable or marketable. At December 31, 2008 and December 31, 2007, there was a reserve for obsolescence of $207,045 and $16,444, respectively.

Property, Fixtures, and Equipment — Furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, and equipment is calculated using the straight-line method over the estimated useful life of the asset generally ranging from three to seven years.

Impairment of Long-Lived Assets — Asset impairments are recorded when the carrying values of assets are not recoverable.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or at least annually. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss. Impairment losses are measured as the amount by which the carrying amount of assets exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies  – (continued)

Intangible Assets — Intangible assets consist of the web domain name Celsius.com and other trademarks and trade names, and are subject to annual impairment tests. This analysis will be performed in accordance with Statement of Financial Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Based upon impairment analyses performed in accordance with SFAS No. 142 in fiscal years 2008 and 2007, impairment was recorded of $41,500 and $26,000, respectively. The impairment recorded was for expenses for trademarks, domain names and international registration of trademarks.

Revenue Recognition — Revenue is recognized when the products are delivered, invoiced at a fixed price and the collectability is reasonably assured. Any discounts, sales incentives or similar arrangements with the customer are estimated at time of sale and deducted from revenue.

Advertising Costs — Advertising costs are expensed as incurred. The Company uses mainly radio, local sampling events and printed advertising. The Company incurred advertising expense of $1.6 million and $535,000, during the fiscal years 2008 and 2007, respectively.

Research and Development — Research and development costs are charged to operations as incurred and consists primarily of consulting fees, raw material usage and test productions of beverages. The Company incurred expenses of $261,000 and $214,000, during the fiscal years 2008 and 2007, respectively.

Fair Value of Financial Instruments — The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value. The carrying value of debt approximates the estimated fair value due to floating interest rates on the debt.

Income Taxes — Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than changes in the tax law or rates. A valuation allowance is recorded when it is deemed more likely than not that a deferred tax asset will be not realized.

Earnings per Share — Basic earnings per share are calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon conversion of preferred shares, exercise of stock options and warrants (calculated using the reverse treasury stock method). Common share equivalents outstanding were 86,130,991 and 8,534,864, as of December 31, 2008 and 2007, respectively.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on the reported net loss.

Share-Based Payments  — In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment,” (“SFAS 123(R)”), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. Under SFAS 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. In March 2005, the SEC issued Staff Accounting Bulletin No.107 “SAB 107”. SAB 107 expresses views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the staffs views regarding the valuation of share-based payment arrangements for public companies. Effective January 1, 2006, the Company has fully adopted the provisions of SFAS 123(R) and related interpretations as provided by SAB 107. As such, compensation cost is measured

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies  – (continued)

on the date of grant as the fair value of the share-based payments. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial position or results of operations.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have on the Company’s consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, in-process research and development, and restructuring costs. In addition, under SFAS 141R, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company does not anticipate that the adoption of SFAS 141R will have a material impact on its results of operations or financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No 51 (“SFAS 160”). SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 31, 2008. These standards will change our accounting treatment for business combinations on a prospective basis.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”, and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS No. 142’s entity-specific factors. This standard is effective for fiscal years beginning after December 15, 2008, and is applicable to the Company’s fiscal year beginning January 1, 2008. The Company does not anticipate that the adoption of this FSP will have a material impact on its results of operations or financial condition.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation and Summary of Significant Accounting Policies  – (continued)

In March 2008 and May 2008, respectively, the FASB issued the following statements of financial accounting standards, none of which is anticipated to have a material impact on the Company’s results of operations or financial position:

•	SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133;”
•	SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles;” and
•	SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60.”

3. Inventories

Inventories consist of the following at:

	December 31, 2008	December 31, 2007
Finished goods	$581,970	$407,972
Raw Materials	130,084	187,246
Less: inventory valuation allowance	(207,045)	(16,444)
Inventories, net	$505,009	$578,774

4. Other Current Assets

Other current assets at December 31, 2008 and December 31, 2007 consist of deposits on purchases, prepaid insurance, other accounts receivable and accrued interest receivable.

5. Property, Fixtures, and Equipment

Property, fixtures and equipment consist of the following at:

	December 31, 2008	December 31, 2007
Furniture, fixtures and equipment	$228,332	$78,425
Less: accumulated depreciation	(44,979)	(13,728)
Total	$183,353	$64,697

Depreciation expense amounted to $31,605 and $11,658 during the fiscal years 2008 and 2007, respectively

6. Other Long-Term Assets

Other long-term assets consist of the following at:

	December 31, 2008	December 31, 2007
Long term deposit on office lease	$18,840	$18,840
Intangible assets	41,500	41,500
Less: Impairment of intangible assets	(41,500)	—
Total	$18,840	$60,340

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Note Receivable

Note receivable from Golden Gate Investors, Inc. (“GGI”) was as of December 31, 2008 and December 31, 2007, $250,000 and $1,250,000, respectively. The note is due on February 1, 2012, under certain circumstances GGI is obligated to monthly prepay $250,000 on the note. During 2008, GGI made four monthly prepayments. As of December 31, 2008 GGI is not obligated to prepay the note. The prerequisites to obligate GGI to prepay the note are outside of the Company’s control and may exist at a future date. The note accrues 8% interest per annum. The Company has an outstanding debenture to the same company in the amount of $701,000. Also see Note 14 — Long term debenture

8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at:

	December 31, 2008	December 31, 2007
Accounts payable	$411,185	$466,047
Accrued expenses	200,859	128,781
Total	$612,044	$594,828

9. Due to Related Parties

Due to related parties consists of the following as of:

	December 31, 2008	December 31, 2007
The Company received advances from one of its shareholders at various instances during 2004 and 2005, $76,000 and $424,000, respectively. In July, 2008, the debt was refinanced, has no collateral and accrues interest at the prime rate. Monthly amortization of $5,000 is due and a balloon payment of approximately $606,000 is due in January 2010.	$643,916	$669,111
The Company’s CEO loaned the Company $50,000 in February 2006. Moreover, the Company accrued salary for the CEO from March of 2006 through May 2007 for a total of $171,000. In August 2008, the total debt was refinanced, has no collateral and accrues interest at 3%; monthly payments of $5,000 are due with a balloon payment of $64,000 in January 2011.	176,497	227,610
	$820,413	$896,721
Less: Short-term portion	$(120,000)	$(896,721)
Long-term portion	$700,413	$—

Also, see Note 16 — Related party transactions.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Loans Payable

Loans payable consist of the following as of:

	December 31, 2008	December 31, 2007
a. The Company renewed its financing agreement for inventory on February 28, 2008. The line of credit was for $500,000 and carried an interest charge of 1.5 percent of the outstanding balance and a monitoring fee of 0.5 percent of the previous month’s average outstanding balance. The line of credit had as collateral all of the Company’s assets. The Company terminated the credit agreement and paid balance owed in December 2008.	$—	$222,092
b. The Company renewed its factoring agreement for the Company’s accounts receivable during the first quarter of 2008. The maximum finance amount under the agreement was $500,000. Each factoring of accounts receivable has a fixed fee of one and a half percent of the invoice amount, a minimum fee per month and an interest charge of prime rate plus three percent on the outstanding balance under the credit agreement. The line of credit had as collateral all of the Company’s assets. The Company terminated the factoring agreement and paid balance owed in November 2008.	—	102,540
c. In April 2, 2007 the Company received a $250,000 loan from Brennecke Partners LLC. In January, 2008 the Company restructured the then outstanding balance of the note and issued 1 million shares for an equivalent value of $121,555, and a new non-interest bearing note for $105,000. The Company paid the balance owed in December, 2008.	—	225,675
d. The Company terminated a consulting agreement and received in assignment the rights to the trademark “Celsius” from one of its former directors. Payment was issued in the form of an interest-free note payable for $250,000 and 1,391,500 shares of common stock. The note called for monthly amortization of $15,000 beginning March 30, 2007 with final payment of the remaining outstanding balance on November 30, 2007	95,000	160,000
	$95,000	$710,307

11. Deposit from Customer

During 2007, the Company received $400,000 from an international customer as deposit on future orders. The deposit was used in its entirety to pay for product shipped in April and June of 2008. The current balance as of December 31, 2008 and December 31, 2007 was $0 and $400,000, respectively.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Convertible and Other Note Payable

On December 18, 2007 the Company issued a $250,000 convertible note to CD Financial LLC (“CD”). The loan incurs eight percent interest per annum, and the note was due on April 16, 2008. The note can be converted to Company common stock after February 16, 2008 at a rate equal to seventy five percent of the average of the previous five days volume weighted average price for trading of the common stock, nevertheless, in no case can the note be converted to more than 25 million shares of common stock. At the time of recording the note a beneficial conversion feature for the conversion option was recorded in the amount $57,219, of which $6,199 was amortized in 2007, and $51,020 in 2008. Total outstanding as of December 31, 2007 was $199,692, which is net of debt discount of $51,020. On April 4, 2008 the Company received an additional $500,000 from CD on the same terms as the first note, also extending the due date of the first note. At the time of recording the second note a beneficial conversion feature for the conversion option was recorded as a debt discount in the amount $154,835. On June 10, 2008, the total amount of $750,000 was converted to 11,184,016 shares of Common Stock. The Company amortized $106,948 of the debt discount as interest expense; the remaining balance of the debt discount at time of conversion reduced the amount credited to equity.

On June 5, 2008, the Company issued a third convertible note for $250,000 to CD. On July 15, 2008 the Company issued a fourth convertible note for $250,000 to CD. The notes carry 8 percent interest. At the time of recording the first note a beneficial conversion feature for the conversion option was recorded in the amount $15,625, of which $6,621 was amortized in June of 2008. On August 8, 2008, the convertible notes in the aggregate amount of $500,000 were cancelled and exchanged as partial consideration for preferred stock issued to CDS Ventures of South Florida, LLC, an affiliate of CD.

In December 2008, the Company entered into a $1 million revolving line of credit with CD and it carries interest of Libor plus three percentage points. In connection with this line of credit, the Company entered into a loan and security agreement under which it has pledged all of its assets as security for the line of credit. At December 31, 2008, there was no outstanding balance for the line of credit.

In November and December 2008, the Company received loans from CD in the amount of $450,000 and $200,000, respectively. These loans incurred 10 percent interest per annum and were paid off in December 2008.

13. Other Liability

During 2006 and 2008, the Company acquired a copier and 8 delivery vans, all of them financed. The outstanding balance on the aggregate loans as of December 31, 2008 and December 31, 2007 was $101,515 and $21,420, respectively, of which $26,493 and $7,184, is due during the next 12 months, respectively. The loans carry interest ranging from 5.4% to 9.1%. The total monthly principal payment is $2,099. The assets that were purchased are collateral for the loans.

14. Long Term Debenture

On December 19, 2007, the Company entered into a $6 million security purchase agreement (the “Security Agreement”) with Golden Gate Investors, Inc (“GGI”), a California corporation. Under the Security Agreement, the Company issued as a first tranche a $1.5 million convertible debenture maturing on December 19, 2011. The debenture accrues seven and 3/4 percent interest per annum. As consideration the Company received $250,000 in cash and a note receivable for $1,250,000. The note receivable accrues eight percent interest per annum and is due on February 1, 2012. The note has a pre-payment obligation of $250,000 per month when certain criteria are fulfilled. The Company is not obligated to convert the debenture to shares, partially or in full, unless GGI prepays the respective portion of its obligation under the note. The Security Agreement contains three more identical tranches for a total agreement of $6 million. Each new tranche can be started at any time by GGI during the debenture period which is defined as between December 19, 2007 until the balance of the existing debentures is $250,000 or less. Either party can, with a penalty payment of $45,000 for the Company, and $100,000 for GGI, cancel any or all of the three pending tranches.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Long Term Debenture  – (continued)

The debenture is convertible to common shares at a conversion rate of eighty percent of the average of the three lowest volume weighted average prices for the previous 20 trading days. The Company is not obligated to convert the amount requested to be converted into Company common stock, if the conversion price is less than $0.20 per share. GGI’s ownership in the company cannot exceed 4.99% of the outstanding common stock. Under certain circumstances the Company may be forced to pre-pay the debenture with a fifty percent penalty of the pre-paid amount.

The Company recorded a debt discount of $186,619 with a credit to additional paid in capital for the intrinsic value of the beneficial conversion feature of the conversion option at the time of issuance. The debt discount is being amortized over the term of the debenture. The Company recorded $46,656 and $1,533 as interest expense amortizing the debt discount during 2008 and 2007, respectively. The Company considered SFAS 133 and EITF 00-19 and concluded that the conversion option should not be bifurcated from the host contract according to SFAS 133 paragraph 11 a, and concluded that according to EITF 00-19 the conversion option is recorded as equity and not a liability.

During 2008, the Company received $1,000,000 in payment on the note receivable. In June to December, 2008, the Company converted $774,000 of the debenture to approximately 16.9 million shares of Common Stock and the Company paid $25,000 of the debenture in cash.

The outstanding liability, net of debt discount, as of December 31, 2008 and December 31, 2007 was $562,570 and $1,314,914, respectively.

15. Preferred Stock

On August 8, 2008, the Company entered into a securities purchase agreement (“SPA1”) with CDS Ventures of South Florida, LLC (“CDS”), an affiliate of CD Financial, LLC (“CD”). Pursuant to the SPA, the Company issued 2,000 Series A preferred shares (“Preferred A Shares”), as well as a warrant to purchase an additional 1,000 Preferred A Shares, for a cash payment of $1.5 million and the cancellation of two notes in aggregate amount of $500,000 issued to CD. The Preferred A Shares can be converted into Company common stock at any time; until December 31, 2010, (as amended on December 12, 2008), the conversion price is $0.08, after which the conversion price is the greater of $0.08 or 90% of the volume weighted average price of the Common Stock for the prior 10 trading days. Pursuant to the SPA1, the Company entered into a registration rights agreement under which the company agreed to file a registration statement for the common stock issuable upon conversion of Preferred Shares. The Preferred A Shares accrue a ten percent annual cumulative dividend, payable in additional Preferred A Shares. The Preferred A Shares mature on February 1, 2013 and is redeemable only in Company Common Stock.

On December 12, 2008, the Company entered into a securities purchase agreement (“SPA2”) with CDS. Pursuant to the SPA2 the Company issued 2,000 Series B preferred shares (“Preferred B Shares”), as well as a warrant to purchase additional 2,000 Preferred B Shares, for a cash payment of $2.0 million. The Preferred B Shares can be converted into Company common stock at any time, until December 31, 2010, the conversion price is $0.05, after which the conversion price is the greater of $0.05 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. Pursuant to the SPA2, the Company entered into a registration rights agreement under which the company agreed to file a registration statement for the common stock issuable upon conversion of Preferred B Shares. The Preferred B Shares accrue a ten percent annual cumulative dividend, payable in additional Preferred B Shares. The Preferred B Shares mature on December 31, 2013 and is redeemable only in Company Common Stock.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Preferred Stock  – (continued)

Certain covenants of both Series A and B preferred shares restrict the Company to enter into additional debt or to permit liens to be filed against the Company’s assets, without approval from the holder of the preferred shares. There is a mandatory redemption in cash, if the Company breaches certain covenants of the agreements. The holders have liquidation preference in case of company liquidation. The Company has the right to redeem the preferred shares early in cash at 104% of the liquidation preference value for Series A, any date after July 1, 2010 and for Series B, any date after January 1, 2011.

16. Related Party Transactions

The CEO has guaranteed the Company’s obligations under the factoring agreement with Bibby Financial Services, Inc. (“Bibby”), the outstanding balance to Bibby as of December 31, 2008 and December 31, 2007 was $0 and $102,540, respectively. The CEO has also guaranteed the financing for the Company’s offices and purchases of vehicles. The CEO has not received any compensation for the guarantees.

The COO of the Company lent the Company $50,000 in February 2008, the loan was repaid in March 2008. The COO also purchased in February 2008, 781,250 shares in a private placement for a total consideration of $75,000.

The CFO of the Company lent the Company $25,000 in February 2008, the loan was repaid in February 2008. The CFO also purchased in February 2008, 245,098 shares in a private placement for a total consideration of $25,000.

The Vice President of Strategic Accounts and Business Development purchased in February 2008, 245,098 shares in a private placement for a total consideration of $25,000.

Also, see Note 9 — Due to related parties.

17. Stockholders’ Deficit

Issuance of Common Stock Pursuant to Conversion of Note

During 2007, the Company issued 500,000 shares as conversion of a note for $250,000, or an average price of $0.50 per share.

In January 2008, the Company restructured the then outstanding balance of a note and issued 1 million unregistered shares for an equivalent value of $121,555, and a new non-interest bearing note for $105,000. The note calls for 7 monthly principal payments beginning March 1, 2008. The Company paid off the outstanding balance as of December 31, 2008.

In June 2008, the Company issued 11,184,016 unregistered shares as conversion of notes for $750,000 that were originally issued in December 2007 and April 2008.

In June through September, 2008, the Company issued 9,107,042 as a partial conversion of a debenture for $575,000 originally issued in December 2007. In October through December, 2008, the Company issued 7,739,603 shares as a partial conversion of the same debenture for $199,000.

Issuance of Common Stock Pursuant to Services Performed and Termination of Contract

During 2007 the Company issued 1,572,246 shares as compensation to employees, consultants and service providers. The total consideration recorded was $198,500 or an average of $0.13 per share.

In January, 2007, the Company issued 1,391,500 shares to a director as part of the consideration for termination of a consulting contract. The total consideration recorded was $274,546, or an average of $0.20 per share.

In March 2008, the Company issued a total of 750,000 unregistered shares as compensation to an international distributor at a fair value of $120,000.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Stockholders’ Deficit  – (continued)

In September through December, 2008, the Company issued a total of 183,135 unregistered shares as compensation to a consultant and a distributor at a fair value of $11,450.

Issuance of Common Stock Pursuant to Exercise of Warrant and Stock Options

In February 2007, an investor exercised its warrant to purchase 3,557,812 shares for a total consideration of $500,000, or an average of $0.14 per share.

On February 15, 2008 the Company issued 16,671 shares of unregistered common stock in accordance to its 2006 Stock Incentive Plan to an employee exercising vested options.

Issuance of Common Stock Pursuant to Private Placements

On June 22, 2007, the Company entered into a $16 million common stock purchase agreement (the “Purchase Agreement”) with Fusion Capital Fund II, LLC (“Fusion”), an Illinois limited liability company. Under the Purchase Agreement, the Company received $500,000 from Fusion Capital on the signing of the agreement and received additional $500,000 on July 20, 2007 when a registration statement related to the transaction was filed with the SEC. Concurrently with entering into the Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Agreement”) with Fusion. Under the Registration Agreement, we filed a registration statement with the SEC covering the shares that have been issued or may be issued to Fusion under the common stock purchase agreement. The SEC declared effective the registration statement on October 12, 2007 and the Company has the right over a 25-month period to sell our shares of common stock to Fusion from time to time in amounts between $100,000 and $1 million, depending on certain conditions as set forth in the agreement, up to an additional $15 million.

In consideration for entering into the $16 million Purchase Agreement, which provides for up to $15 million of future funding as well as the $1 million of funding prior to the registration statement being declared effective by the SEC, we agreed to issue to Fusion 3,168,305 shares of our common stock. The purchase price of the shares related to the $15 million of future funding will be based on the prevailing market prices of the Company’s shares at the time of sales without any fixed discount, and the Company will control the timing and amount of any sales of shares to Fusion. Fusion shall not have the right or the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.45. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us. The Company has sold to Fusion 795,495 shares for a total consideration of $400,000, before expenses related to the share issuances.

During 2007, the Company issued 5,013,800 shares to investors for a total consideration of approximately $1,783,000.

In February 2008 the Company issued a total of 3,198,529 unregistered shares of common stock in private placements for an aggregate consideration of $298,900, net of commissions.

In March 2008 the Company issued a total of ten million unregistered shares of common stock in a private placement, for an aggregate consideration of $500,100. In addition, the investor received a warrant to purchase seven million unregistered shares of common stock during a 3-year period, at an exercise price of $0.13 per share. Of the total consideration, $100,000 was paid in March and $400,100 was paid on April 7, 2008.

Issuance of Preferred Stock Pursuant to Private Placement

In August 2008, the Company issued 2,000 unregistered Preferred A Shares, as well as a warrant to purchase additional 1,000 Preferred A Shares, for a cash payment of $1.5 million and the cancellation of two notes in aggregate amount of $500,000.

In December 2008, the Company issued 2,000 unregistered Preferred B Shares, as well as a warrant to purchase additional 2,000 Preferred B Shares, for a cash payment of $2.0 million.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Stockholders’ Deficit  – (continued)

Also, see Note — 15 Preferred stock.

18. Income Taxes

For the years ended December 31, 2008 and 2007, the Company’s net tax provision was zero.

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

	2008	2007
Statutory federal rate	(34.0%)	(34.0%)
State income tax	(3.6%)	(3.6%)
Effect of permanent differences	3.0%	1.6%
Change in valuation allowance	34.6%	36.0%
	0.0%	0.0%

The deferred tax asset consisted of the following at December 31:

	2008	2007
Net operating losses	$3,803,000	$2,156,000
Other deferred tax assets	206,000	79,000
Valuation allowance	(4,009,000)	(2,235,000)
Total	$0	$0

In assessing the ability to realize a portion of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making the assessment. The valuation allowance for deferred tax assets as of December 31, 2008 and December 31, 2007 was $4.0 million and $2.2 million, respectively. The increase in valuation allowance was $1.8 million and $1.3 million in 2008 and 2007, respectively. The increase in valuation allowance was primarily attributable to the increase in net operating losses. The Company has recorded a valuation allowance at December 31, 2008 of $4.0 million or 100% of the assets.

Net operating loss carry forwards expire:

2024	$95,699
2025	787,446
2026	1,392,190
2027	3,303,187
2028	4,528,859
Total	$10,107,381

The Company’s net operating loss carry forwards may be limited due to ownership changes pursuant to Internal Revenue Code section 382.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Income Taxes  – (continued)

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” ((“FIN48”). This Interpretation prescribes a consistent recognition threshold and measurement standard, as well as clear criteria for subsequently recognizing, derecognizing and measuring tax positions for financial statement purposes. The Interpretation also requires expanded disclosure with respect to uncertainties as they relate to income tax accounting. Fin 48 is effective for fiscal years beginning after December 15, 2006. Management has evaluated all of its tax positions and determined that FIN 48 did not have a material impact on the Company’s financial position or results of operations during its year ended December 31, 2008.

19. Stock-Based Compensation

The Company adopted an Incentive Stock Plan on January 18, 2007. This plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to Awards issued. While the plan terminates 10 years after the adoption date, issued options have their own schedule of termination. Until 2017, options to acquire up to 16.0 million shares of common stock may be granted at no less than fair market value on the date of grant. Upon exercise, shares of new common stock are issued by the Company.

The Company has issued approximately 13.4 million options to purchase shares at an average price of $0.07 with a fair value of $527,000. For the year ended December 31, 2008 and December 31, 2007, the Company recognized $196,794 and $138,000, respectively, of non-cash compensation expense (included in General and Administrative expense in the accompanying Consolidated Statement of Operations). As of December 31, 2008 and December 31, 2007, the Company had approximately $192,000 and $488,000, respectively, of unrecognized pre-tax non-cash compensation expense which the Company expects to recognize, based on a weighted-average period of 0.9 years. The Company used the Black-Scholes option-pricing model and straight-line amortization of compensation expense over the two to three year requisite service or vesting period of the grant. There are options to purchase approximately 5.1 million shares that have vested, and 16,671 shares were exercised as of December 31, 2008. The following is a summary of the assumptions used:

Risk-free interest rate	1.7% – 4.9%
Expected dividend yield	—
Expected term	3 – 5 years
Expected annual volatility	73% – 82%

Elite FX granted on January 19, 2007, prior to the merger with Celsius Holdings, Inc, equivalent to 1,337,246 shares of common stock in the Company, to its Chief Financial Officer as starting bonus for accepting employment with the Company. The Company valued the grant of stock based on fair value of the shares, which was estimated as the value of shares in the most recent transaction of the Company’s shares. The Company recognized the expense upon issuance of the grant.

In March, 2008, the Company issued a total of 750,000 shares as compensation to an international distributor at a fair value of $120,000. The same agreement can give the distributor 750,000 additional shares if certain sales targets are met, or if the stock price of the Company is 45 cents or greater for a period of 5 trading days, whichever occurs first.

During 2008 the Company issued a total of 183,135 shares as compensation to a consultant and a distributor at a fair value of $11,450. The consultant will receive additional shares with fair value of $2,000 monthly as long as the consultancy agreement continues. The distributor can receive additional shares depending on its purchases until end of March 2009.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Stock-Based Compensation  – (continued)

The following table summarizes information about options for purchase of shares; granted, exercised and forfeited during the two-year period ending December 31, 2008:

Options	Shares (In Thousands)	Weighted Exercise Price	Average Fair Value	Weighted Average Remaining Contractual Term (In Years)
At December 31, 2006	—	$—	$—
Granted	11,872	0.09	0.05
Exercised	—	—	—
Forfeiture	(201)	0.02	0.01
At December 31, 2007	11,671	$0.02	$0.05	6.7
Granted	2,970	0.11	0.07
Exercised	(17)	0.02	0.01
Forfeiture	(1,177)	0.45	0.26
At December 31, 2008	13,447	$0.07	$0.04	5.9
Exercisable at December 31, 2008	5,088	$0.07	$0.04	5.1
Available for future grant	2,475

The following table summarizes information about options outstanding at December 31, 2008:

Range of Exercise Price	Number Outstanding at December 31, 2008 (000s)	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2008 (000s)	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
$0.02	10,162	5.4	$0.02	3,488	$0.02	5.4
$0.08 – $0.11	2,835	5.9	$0.11	1,450	$0.11	4.3
$0.23 – $0.60	50	8.8	$0.42	17	$0.42	8.8
$0.84 – $1.10	400	8.5	$0.91	133	$0.91	8.5
	13,447	5.6	$0.07	5,088	$0.07	5.1

The following table summarizes information about non-vested options outstanding at December 31, 2008:

Total Non-Vested Options	Number of Shares (000s)	Weighted Average Grant Date Fair Value
At December 31, 2006	—	—
Granted	11,872	$0.05
Vested	(134)	0.01
Forfeited	(201)	0.01
At December 31, 2007	11,537	$0.06
Granted	2,970	$0.07
Vested	(5,171)	0.05
Forfeited	(977)	0.27
At December 31, 2008	8,359	$0.04

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Stock Options and Warrants

Under the terms of the Merger Agreement with Vector Ventures, Corp., see further Note 1 to the Consolidated Financial Statements, the Company issued warrants to Investa Capital Partners Inc. representing 3,557,812 shares of Common Stock of the Company, which were exercised on February 9, 2007 for an aggregate consideration of $500,000 in cash.

An investment banking firm received, as placement agent for the Fusion Capital financing, a warrant to purchase 75,000 shares at a price of $1.31 per share. If unexercised, the warrant expires on June 22, 2012.

In March, 2008 the Company issued a total of 10,000,000 unregistered shares of common stock in a private placement, for an aggregate consideration of $500,100. In addition, the investor received a warrant to purchase seven million unregistered shares of common stock at an exercise price of $0.13 per share. If unexercised, the warrant expires on March 28, 2011.

On August 8, 2008, the Company entered into a securities purchase agreement with CDS, as further described in Note 15 to the Consolidated Financial Statements. In connection with the security purchase, CDS received a warrant to purchase an additional 1,000 Preferred A Shares, at a price of $1,000 per share. If unexercised, the warrant expires on July 10, 2010. The Preferred A Shares can be converted into our common stock at any time; until the December 31, 2010, (as amended on December 12, 2008), the conversion price is $0.08, after which the conversion price is the greater of $0.08 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. The Preferred A Shares accrue ten percent annual cumulative dividend, payable in additional Preferred A Shares.

On December 12, 2008, the Company entered into another securities purchase agreement with CDS, as further described in Note 15 to the Consolidated Financial Statements. In connection with the security purchase, CDS received a warrant to purchase an additional 2,000 Preferred B Shares, at a price of $1,000 per share. If unexercised, the warrant expires on December 31, 2009. The Preferred B Shares can be converted into our common stock at any time. Until December 31, 2010, the conversion price is $0.05, after which the conversion price is the greater of $0.05 or 90% of the volume weighted average price of the common stock for the prior 10 trading days. The Preferred B Shares accrue a ten percent annual cumulative dividend, payable in additional Preferred B Shares.

	Year Ended December 31, 2008		Year Ended December 31, 2007
	Thousands of Warrants	Weighted Average Exercise Price	Thousands of Warrants	Weighted Average Exercise Price
Balance at the beginning of year	75	$1.31	—	$—
Granted	59,500	$0.07	3,633	$0.16
Exercised	—	—	3,558	$0.14
Expired	—	—	—	—
Balance at the end of year	59,575	$0.07	75	$1.31
Warrants exercisable at end of year	59,575	$0.07	75	$1.31
Weighted average fair value of the warrants granted during the year		$0.03		$1.85

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Stock Options and Warrants  – (continued)

The weighted average remaining contractual life and weighted average exercise price of warrants outstanding and exercisable at December 31, 2008, for selected exercise price ranges, is as follows:

Range of Exercise Price	Number Outstanding at December 31, 2008 (000s)	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.05	40,000	1.0	$0.05
$0.08	12,500	1.5	$0.08
$0.13	7,000	2.2	$0.13
$1.31	75	3.6	$1.31
	59,575	1.3	$0.07

21. Operating Leases

The Company entered into a new office lease effective October 2008. The monthly rent amounts to $6,717 per month and the lease terminates in September 2009. Future annual minimum payments required under operating lease obligations at December 31, 2008 are as follows:

Future Minimum Lease Payments

2009	$60,453
2010 and thereafter	0
Total	$60,453

22. Commitments and Contingencies

The Company has entered into distribution agreements with liquidated damages in case the Company cancels the distribution agreements without cause. Cause has been defined in various ways. It is the management belief that no such agreement has created any liability as of today’s date.

There is one agreement that also has liquidated damages, but instead of a monetary damage, the potential liability is to have to issue shares to the distributor at a purchase price of $0.06. The quantity of shares depends on this distributor’s purchases from the Company as compared to the Company’s total revenue.

23. Business and Credit Concentration

Substantially all of the Company’s revenue derives from the sale of the Celsius beverage.

The Company uses single supplier relationships for its raw materials purchases and filling capacity, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected. No vendor accounted for more than 10% of total payments.

During 2008, the Company sold in one order to one international customer 15.9% of the Company’s total revenue for the year. There is no assurance that this customer will order again.

CELSIUS HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Non-Cash Investing and Financing Activities

For the Years Ended December 31,	2008	2007
Issuance of shares for note payable	$2,079,563	$250,000
Debt discount for beneficial conversion feature	$170,460	$243,838
Issuance of debenture for note receivable	$—	$1,250,000
Issuance of shares for termination of contract	$—	$274,546
Issuance of notes payable for termination of contract	$—	$250,000

We have not authorized any dealer, salesperson or other person to provide any information or make any representations about Celsius Holdings, Inc. except the information or representations contained in this prospectus. You should not rely on any additional information or representations if made.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities:

•	except the securities offered by this prospectus;
•	in any jurisdiction in which the offer or solicitation is not authorized;
•	in any jurisdiction where the dealer or other salesperson is not qualified to make the offer or solicitation;
•	to any person to whom it is unlawful to make the offer or solicitation; or
•	to any person who is not a United States resident or who is outside the jurisdiction of the United States.

The delivery of this prospectus or any accompanying sale does not imply that:

•	there have been no changes in the affairs of Celsius Holdings, Inc. after the date of this prospectus; or
•	the information contained in this prospectus is correct after the date of this prospectus.

Until March 6, 2010 (25 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.

PROSPECTUS

900,000 Units
Each Unit Consisting of
Four Shares of Common Stock and
One Warrant to Purchase One
Share of Common Stock

CELSIUS HOLDINGS, INC.

February 9, 2010

Ladenburg Thalmann & Co. Inc. Maxim Group LLC